Exhibit 99.1
Excerpts from Novartis Annual Report 2017

SILENCE PLEASE

NOVARTIS

Corporate governance

Contents

Letter from the Chairman
Our corporate governance approach
Our shares and our shareholders
Our Board of Directors
Our management
Our independent external auditors
Our corporate governance framework
Further information

Dear shareholder,
2017 was an important and successful year for our company and our Board. We made good progress in pursuing our mission, managed the selection of the new CEO, reinforced the Board’s membership, increased our strategic focus on digital technology, accelerated our corporate culture change, and further improved our corporate governance.
Progress in pursuing our mission
At a time of big geopolitical uncertainties and increasing regulatory, pricing and enforcement pressure, we achieved a solid business performance, launched important new products, and made further efficiency gains.
Strong and diverse Board
We have a strong, diverse and independent Board. A key to our achievements is the excellent collaboration between our Board and our CEO and his Executive Committee.
The diversity of our Board was further strengthened when Ton Buechner and Liz Doherty joined in February 2016, and Frans van Houten in February 2017, reinforcing our expertise in finance and accounting, in digital health solutions, as well as in leadership and management. With their arrival, we have substantially refreshed our Board. Two-thirds of our members have a tenure of less than six years, balancing the benefits of continuity and experience with new perspectives.
We appointed new members of the Audit and Compliance Committee; the Risk Committee; and the Governance, Nomination and Corporate Responsibilities Committee, benefiting from the experience and knowledge of new Board members.
At the 2018 Annual General Meeting (AGM), Pierre Landolt will leave our Board, having reached the statutory retirement age of 70. I would like to thank Pierre for his many contributions over the years, including his chairmanship of the Governance, Nomination and Corporate Responsibilities Committee. During his chairmanship, the committee extended its mandate to also cover corporate responsibility, and Pierre was instrumental in driving the Novartis corporate responsibility strategy as well as the Board’s oversight of the many corporate responsibility programs at Novartis.
At the end of 2017, we initiated a performance and effectiveness evaluation of the Board’s work by an independent expert. The outcome is encouraging. We have made significant progress over the last few years in our efforts to continuously improve our performance.

CEO succession
One of the most important tasks of a Board is selecting the right CEO. After Joe Jimenez informed us that he was considering stepping down, we conducted a thorough evaluation of internal and external candidates with the help of an executive search firm, building on our CEO succession plan. We concluded that Vas Narasimhan is the right choice to build on Joe’s heritage and lead Novartis in our next growth phase. It is a phase that we expect will be characterized by new technologies that transform science, our business, and our interactions with people and societies. Vas will take the helm from Joe on February 1, 2018, completing a smooth transition facilitated by the strong leadership team that Joe built. I sincerely thank Joe for his dedication to our company and for his achievements, which span a period of 10 years.
Strategy and culture
Other key areas for our Board are the strategy and culture of Novartis. During our strategy retreat in August, one of the conclusions was that we should strengthen our strategic focus on digital technologies to improve how we use data in drug discovery and development; how we engage with patients, doctors and other stakeholders; and how we automate business processes. Our Chief Digital Officer, a newly created role, will lead the companywide implementation of our digital strategy.
In 2017, we also accelerated our corporate culture change. The Executive Committee took action to further improve collaboration, reduce bureaucracy, speed up decision-making, support smart risk-taking, increase empowerment and trust throughout the organization, and reinforce our interactions with the external world and society at large.
Auditor rotation
In 2017, we discussed the question of changing our long-standing auditor. While the Board is open to a change in the foreseeable future, we concluded that it is in the best interest of Novartis, our investors and other stakeholders to continue with our current auditor. We will, of course, continue with the yearly assessments of PricewaterhouseCoopers’ effectiveness and independence, and with the regular rotation of the audit partner in charge. The matter remains high on our agenda and will be continuously reassessed.
Shareholder engagement
Let me end by addressing our engagement with you, our shareholders. As you know, shareholder engagement is an important aspect of our corporate governance framework. Although I believe our engagement program has in many instances aligned the views of the Board with those of our shareholders, we recognize that a significant number of you did not support at our 2017 AGM the advisory vote on the 2016 Compensation Report. As a result, we have intensified our engagement with you and we are confident that we can further align our views. I encourage you to actively participate and share your perspectives.
While we achieved quite a lot in 2017, I believe there is more work to be done. Our Board and our Executive Committee must continue to sharpen our strategy, strengthen our corporate culture, and accelerate the evolution of our business model. I am very confident that with your support, we will continue to make progress.
Joerg Reinhardt
Chairman of the Board of Directors

Our corporate governance approach

Governance bodies General Meeting of ShareholdersApproves operating and financial review, Novartis Group consolidated financial statements and financial statements of Novartis AG; decides appropriation of available earnings and dividend; approves compensation of Board and Executive Committee; elects Board members, Chairman, Compensation Committee members, Independent Proxy and external auditors; adopts and modifies Articles of IncorporationExternal auditorProvides opinion on compliance of Novartis Group consolidated financial statements and the financial statements of Novartis AG with applicable standards and Swiss law, on compliance of the Compensation Report with applicable law, on effectiveness of internal control over financial reporting, and on the corporate responsibility reporting of NovartisBoard of DirectorsAudit and Compliance CommitteeCompensation CommitteeGovernance, Nomination and Corporate Responsibilities CommitteeResearch & Development CommitteeRisk CommitteeSets strategic direction of Novartis, appoints and oversees key executives, approves major transactions and investmentsExecutive CommitteeResponsible for operational management of Novartis
Leadership structure
Independent, non-executive Chairman and separate CEO
Board governance
Structure
All Board members are non-executive and independent, as defined by our rules. The Board has assigned responsibilities to five committees:
• Audit and Compliance Committee
• Compensation Committee
• Governance, Nomination and Corporate Responsibilities Committee
• Research & Development Committee
• Risk Committee
Composition
Board members have diverse education, experience, nationalities and interpersonal skills. Their biographies (beginning on page 102) describe their specific qualifications.
Processes
The Board’s processes significantly influence its effectiveness. The Board has implemented best practices for all such processes. Important elements include Board meeting agendas (to address all important topics), information submitted to the Board (to ensure the Board receives sufficient information from management to perform its supervisory duty and to make decisions that are reserved for it), and boardroom behavior (to promote an efficient and balanced decision-making process).
Board and Executive Committee compensation
Information on Board and Executive Committee compensation is outlined in our Compensation Report, beginning on page 118.

Our shares and our shareholders

Our shares
Share capital of Novartis AG
As of December 31, 2017, the share capital of Novartis AG is CHF 1 308 422 410 fully paid-in and divided into 2 616 844 820 registered shares, each with a nominal value of CHF 0.50 (Novartis share). Novartis AG has neither authorized nor conditional capital. There are no preferential voting shares; all Novartis shares have equal voting rights. No participation certificates, non-voting equity securities (Genussscheine), or profit-sharing certificates have been issued.
Novartis shares are listed on the SIX Swiss Exchange (ISIN CH0012005267, symbol: NOVN) and on the New York Stock Exchange (NYSE) in the form of American depositary receipts (ADRs) representing Novartis American depositary shares (ADSs) (ISIN US66987V1098, symbol: NVS).
The holder of an ADR has the rights enumerated in the deposit agreement (such as the right to give voting instructions and to receive dividends). The ADS depositary of Novartis AG – JPMorgan Chase Bank, N.A., New York – holds the Novartis shares underlying the ADRs and is registered as a shareholder in the Novartis Share Register. An ADR is not a Novartis share and an ADR holder is not a Novartis AG shareholder. ADR holders exercise their voting rights by instructing the depositary to exercise their voting rights. Each ADR represents one Novartis share.
Changes in share capital
During the last three years, the following changes were made to the share capital of Novartis AG:
In 2015, Novartis AG reduced its share capital by CHF 14.6 million (from CHF 1 353 096 500 to CHF 1 338 496 500) by canceling 29.2 million Novartis shares repurchased on the second trading line during 2013 and 2014. In 2016, Novartis AG reduced its share capital by CHF 24.9 million (from CHF 1 338 496 500 to CHF 1 313 557 410) by canceling 49.9 million Novartis shares repurchased on the second trading line during 2015. In 2017, Novartis AG reduced its share capital by CHF 5.1 million (from CHF 1 313 557 410 to CHF 1 308 422 410) by canceling 10.3 million Novartis shares repurchased on the second trading line during 2016.
Capital changes
Number of shares

Year	As of Jan 1	Changes in shares	As of Dec 31	Changes in CHF

2015	2 706 193 000	– 29 200 000	2 676 993 000	– 14 600 000

2016	2 676 993 000	– 49 878 180	2 627 114 820	– 24 939 090

2017	2 627 114 820	– 10 270 000	2 616 844 820	– 5 135 000

A table with additional information on changes in the Novartis AG share capital can be found in Note 7 to the financial statements of Novartis AG.
Convertible or exchangeable securities
Novartis AG has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to Novartis shares, other than options (or similar instruments such as stock appreciation rights) granted under or in connection with equity-based participation plans of Novartis associates. Novartis AG does not grant any new stock options under these plans.
Share repurchase programs
In 2015, Novartis repurchased under the sixth share repurchase program 49 878 180 Novartis shares at an average price of CHF 93.24 per Novartis share, and canceled them in 2016. With those repurchases, the sixth share repurchase program was completed.
At the 2016 AGM, shareholders approved the seventh share repurchase program authorizing the Board to repurchase Novartis shares up to a maximum of CHF 10 billion. In 2016, a total of 10 270 000 Novartis shares were repurchased at an average price of CHF 74.67 per Novartis share, and canceled in 2017. In 2017, a total of 66 220 000 Novartis shares were repurchased at an average price of CHF 78.34 per Novartis share. The Board will propose the cancellation of the Novartis shares repurchased in 2017 to its shareholders at the AGM 2018.

Share developments
Share developments in 2017
• Swiss-listed Novartis shares increased 11.2% to CHF 82.40
• ADRs increased 15.3% to USD 83.96
Novartis shares finished at CHF 82.40, an increase of 11.2% from the 2016 year-end closing price of CHF 74.10. Novartis ADRs increased in 2017 by 15.3% to USD 83.96 from USD 72.84. The Swiss Market Index (SMI), in comparison, increased by 14.1% in 2017, whereas the world pharmaceutical index (MSCI) increased by 10.8% during the year. Total shareholder return for Novartis shares in 2017 was + 15.2% in CHF and + 20.4% in USD, including an increased dividend. Over a longer-term period, Novartis AG has consistently delivered a solid performance, providing a 9.2% compounded annual total shareholder return between January 1, 1996 and December 31, 2017, exceeding the 9.0% compounded returns of its large pharmaceutical peers, or the returns of 8.5% of the world pharmaceutical index (MSCI).
The market capitalization of Novartis AG based on the number of Novartis shares outstanding (excluding Novartis treasury shares) amounted to USD 195.5 billion as of December 31, 2017, compared to USD 172 billion as of December 31, 2016.
Continuously rising dividend since 1996
The Board proposes a 2% increase in the dividend payment for 2017 to CHF 2.80 per Novartis share (2016: CHF 2.75) for approval at the AGM on March 2, 2018. This represents the 21st consecutive increase in the dividend paid per share since the creation of Novartis AG in December 1996. If the 2017 dividend proposal is approved by shareholders, dividends to be paid out will total approximately USD 6.7 billion (2016: USD 6.5 billion). This will result in an expected payout ratio of 87% of net income attributable to shareholders of Novartis AG (2016: 97%). Based on the 2017 year-end share price of CHF 82.40, the dividend yield will be 3.4% (2016: 3.7%). The dividend payment date has been set for March 8, 2018.
Novartis 2017 share price movement(based on USD amounts)120115110105100 95Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov DecNovartisPeersMSCI World MarketsMSCI World PharmaSource: Bloomberg; data are converted into US dollars and re-based to 100 at January 1, 2017. Currency fluctuations have an influence on the representation of the relative performance of Novartis vs. indices and peers. Peers include Abbott, AbbVie, Amgen, AstraZeneca, BMS, Eli Lilly, GSK, J&J, Merck&Co, Pfizer, Roche, Sanofi.
Novartis 1996–2017 total shareholder return(based on USD amounts)800700600500400300200100  096 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17NovartisPeersMSCI World MarketsMSCI World PharmaSource: Datastream, Bloomberg; data are converted into US dollars and re-based to 100 at January 1, 1996. Currency fluctuations have an influence on the representation of the relative performance of Novartis vs. indices and peers. Peers include Abbott, AbbVie, Amgen, AstraZeneca, BMS, Eli Lilly, GSK, J&J, Merck&Co, Pfizer, Roche, Sanofi.

Key Novartis share data
	2017	2016	2015

Issued shares	2 616 844 820	2 627 114 820	2 676 993 000

Treasury shares [1]	299 388 321	253 055 807	303 098 183

Outstanding shares at December 31	2 317 456 499	2 374 059 013	2 373 894 817

Weighted average number of shares outstanding	2 345 783 843	2 378 474 555	2 402 806 352

[1] Approximately 131 million treasury shares (2016: 135 million; 2015: 137 million) are held in Novartis entities that restrict their availability for use.
Per-share information1
	2017	2016	2015

Basic earnings per share (USD) from continuing operations	3.28	2.82	2.92

Basic earnings per share (USD) from discontinued operations			4.48

Total basic earnings per share (USD)	3.28	2.82	7.40

Diluted earnings per share (USD) from continuing operations	3.25	2.80	2.88

Diluted earnings per share (USD) from discontinued operations			4.41

Total diluted earnings per share	3.25	2.80	7.29

Operating cash flow (USD) from continuing operations	5.38	4.82	5.03

Year-end equity for Novartis AG shareholders (USD)	32.00	31.52	32.46

Dividend (CHF) [2]	2.80	2.75	2.70

[1] Calculated on the weighted average number of shares outstanding, except year-end equity
[2] 2017: proposal to shareholders for approval at the Annual General Meeting on March 2, 2018
Key ratios – December 31
	2017	2016	2015

Price/earnings ratio [1]	25.7	25.7	11.9

Price/earnings ratio from continuing operations [1]	25.7	25.7	30.1

Enterprise value/EBITDA from continuing operations	15	13	16

Dividend yield (%) [1]	3.4	3.7	3.1

[1] Based on the Novartis share price at December 31 of each year
Key data on ADRs issued in the US
	2017	2016	2015

Year-end ADR price (USD)	83.96	72.84	86.04

High [1]	86.65	86.21	106.12

Low [1]	70.03	67.59	83.96

Number of ADRs outstanding [2]	320 833 039	315 349 314	299 578 398

[1] Based on the daily closing prices
[2] The depositary, JPMorgan Chase Bank, N.A., holds one Novartis AG share for every ADR issued.
Share price (CHF)
	2017	2016	2015

Year-end share price	82.40	74.10	86.80

High [1]	85.15	86.45	102.30

Low [1]	69.55	68.15	82.20

Year-end market capitalization (USD billions) [2]	195.5	172.0	208.3

Year-end market capitalization (CHF billions) [2]	191.0	175.9	206.1

[1] Based on the daily closing prices
[2] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the year-end CHF/USD exchange rate.

Our shareholders
Significant shareholders
According to the Novartis Share Register, as of December 31, 2017, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis AG, with the right to vote all their Novartis shares based on an exemption granted by the Board (see page 90):1
• Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, holding 2.5%; Emasan AG, with its registered office in Basel, holding 3.4%; and UBS Fund Management (Switzerland) AG, with its registered office in Basel, holding 2.0%
• Nominees: Chase Nominees Ltd., London, holding 7.8%; Nortrust Nominees Ltd., London, holding 3.8%; and The Bank of New York Mellon, New York, holding 4.3% through its nominees, The Bank of New York Mellon, Everett, holding 2.0%, and The Bank of New York Mellon, SA/NV, Brussels, holding 2.3%
• ADS depositary: JPMorgan Chase Bank, N.A., New York, holding 12.3%
According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, held 2.1% of the share capital of Novartis AG but was not registered in the Novartis Share Register as of December 31, 2017.
According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, BlackRock, Inc., New York, held between 3% and 5% of the share capital of Novartis AG but was registered with less than 2% of the share capital as of December 31, 2017 in the Novartis Share Register.
Disclosure notifications pertaining to shareholdings in Novartis AG that were filed with Novartis AG and the SIX Swiss Exchange are published on the latter’s electronic publication platform, and can be accessed via:
https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.
Cross shareholdings
Novartis AG has no cross shareholdings in excess of 5% of capital, or voting rights with any other company.
Distribution of Novartis shares
The information in the following tables relates only to registered shareholders and does not include holders of unregistered shares. Also, the information provided in the tables cannot be assumed to represent the entire Novartis AG investor base because nominees and JPMorgan Chase Bank, N.A., as ADS depositary, are registered as shareholders for a large number of beneficial owners.
As of December 31, 2017, Novartis AG had approximately 167 000 registered shareholders.
1 Excluding 6.4% of the share capital held as treasury shares by Novartis AG and its subsidiaries
Number of shares held
As of December 31, 2017	Number of registered shareholders	% of registered share capital

1–100	24 970	0.06

101–1'000	101 722	1.62

1'001–10'000	36 938	3.93

10'001–100'000	3 244	3.21

100'001–1'000'000	463	5.25

1'000'001–5'000'000	72	5.58

5'000'001 or more [1]	32	50.24

Total registered shareholders/shares	167 441	69.89

Unregistered shares		30.11

Total		100.00

[1] Including significant registered shareholders as listed above
Registered shareholders by type
As of December 31, 2017	Shareholders in %	Shares in %

Individual shareholders	96.31	13.36

Legal entities [1]	3.63	35.25

Nominees, fiduciaries and ADS depositary	0.06	51.39

Total	100.00	100.00

[1] Excluding 6.4% of the share capital held as treasury shares by Novartis AG and its subsidiaries
Registered shareholders by country
As of December 31, 2017	Shareholders in %	Shares in %

Belgium	0.13	3.82

France	2.23	0.38

Germany	5.35	2.13

Japan	0.18	0.71

Switzerland [1]	88.42	42.56

United Kingdom	0.49	22.22

United States	0.34	25.82

Other countries	2.86	2.36

Total	100.00	100.00

Registered shares held by nominees are shown in the country where the company/affiliate entered in the Novartis Share Register as shareholder has its registered seat.
[1] Excluding 6.4% of the share capital held as treasury shares by Novartis AG and its subsidiaries

Shareholder rights
Shareholders have the right to receive dividends, to vote and to execute all other rights as granted under Swiss law and the Articles of Incorporation (see in particular articles 17 and 18 of the Articles of Incorporation:
www.novartis.com/investors/company-overview/corporate-governance).
Right to vote
Each Novartis share registered with the right to vote entitles the holder to one vote at General Meetings of Shareholders (General Meetings). Novartis shares can only be voted if they are registered with voting rights in the Novartis Share Register by the third business day before the General Meeting (for shareholder registration and voting restrictions, see page 90).
ADR holders may vote by instructing JPMorgan Chase Bank, N.A., the ADS depositary, to exercise the voting rights attached to the registered Novartis shares underlying the ADRs. JPMorgan Chase Bank, N.A., exercises the voting rights for registered Novartis shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee. Such designee has to be a Novartis AG shareholder.
Powers of General Meetings of Shareholders
The following powers are vested exclusively in the General Meeting:
• Adoption and amendment of the Articles of Incorporation
• Election and removal of the Chairman of the Board, Board and Compensation Committee members, the Independent Proxy and external auditors
• Approval of the management report (if required) and of the consolidated financial statements
• Approval of the financial statements of Novartis AG, and decision on the appropriation of available earnings shown on the balance sheet, including dividends
• Approval of the maximum aggregate amounts of compensation of the Board (for the period from an AGM until the next AGM) and of the Executive Committee (for the financial year following the AGM)
• Grant of discharge to Board and Executive Committee members
• Decision of other matters that are reserved by law or by the Articles of Incorporation (e.g. advisory vote on the compensation report) to the General Meeting of Shareholders
Resolutions and elections at General Meetings
The General Meeting passes resolutions and elections with the absolute majority of the votes represented at the meeting. However, under article 18 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the approval of two-thirds of the votes represented at the meeting is required for:
• Alteration of the purpose of Novartis AG
• Creation of shares with increased voting powers
• Implementation of restrictions on the transfer of registered shares, and the removal of such restrictions
• Authorized or conditional increase of the share capital
• Increase of the share capital out of equity, by contribution in kind, for the purpose of an acquisition of property or the grant of special rights
• Restriction or suspension of rights or options to subscribe
• Change of location of the registered office of Novartis AG
• Dissolution of Novartis AG
In addition, the law provides for a qualified majority for other resolutions, such as a merger or spin-off.
Other shareholder rights
Shareholders representing at least 10% of the Novartis share capital may request that an extraordinary General Meeting be convened. Shareholders representing Novartis shares with an aggregate nominal value of at least CHF 1 million may request that an item be included in a General Meeting agenda. Such requests must be made in writing at least 45 days before the meeting, specify the agenda item to be included, and contain the proposal on which the shareholder requests a vote.
Shareholders can vote their Novartis shares by themselves or appoint another shareholder or the Independent Proxy to vote on their behalf. All shareholders (who are not yet registered on the online platform; see below) receive a General Meeting invitation letter with a proxy appointment form for the appointment of the Independent Proxy. On this form, shareholders can instruct the Independent Proxy to vote on alternative or additional motions related to the agenda items either (i) following the recommendations of the Board for such alternative or additional motions, or (ii) against such alternative or additional motions. They can also abstain from voting.
Novartis AG offers shareholders the opportunity to use an online platform (the Sherpany Platform) to receive invitations to future General Meetings exclusively by email and to electronically give their instructions to the Independent Proxy, grant powers of attorney to other shareholders, and order their admission cards online. The General Meeting registration form enables shareholders who are not yet registered on the Sherpany Platform to order detailed documents related to opening a Sherpany account. They may also do so by contacting the Novartis Share Registry. Shareholders can deactivate their online account at any time and again receive invitations in paper form.
Other rights associated with a registered Novartis share may only be exercised by the shareholder, its legal representative, another shareholder with the right to vote, the Independent Proxy, an usufructuary (a person who is not the owner of the share but who is entitled to exercise shareholder rights), or a nominee who is registered in the Novartis Share Register.

Shareholder registration
Only shareholders, usufructuaries or nominees registered in the Novartis Share Register with voting rights may exercise their voting rights. To be registered with voting rights, a shareholder must declare that he or she acquired the shares in his or her own name and for his or her own account. According to article 5, paragraph 3 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the Board may register nominees with the right to vote. For restrictions on the registration of nominees, please see below.
The Articles of Incorporation provide that no shareholder shall be registered with the right to vote for more than 2% of the registered share capital. The Board may, upon request, grant an exemption from this restriction. Considerations include whether the shareholder supports the Novartis goal of creating sustainable value and has a long-term investment horizon. Exemptions are in force for the registered significant shareholders listed on page 88 under Our Shareholders – Significant Shareholders, and for Norges Bank (Central Bank of Norway), Oslo, which as of December 31, 2017, was not registered in the share register but according to a disclosure notification filed with Novartis AG, held 2.1% of the share capital of Novartis AG. No further exemptions were requested in 2017.
The same registration and voting restrictions indirectly apply to holders of ADRs.
Given that shareholder representation at General Meetings traditionally has been rather low in Switzerland, Novartis AG considers registration restrictions necessary to prevent a minority shareholder from dominating a General Meeting.
The Articles of Incorporation provide that no nominee shall be registered with the right to vote for more than 0.5% of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and number of shares of the individuals for whose account it holds 0.5% or more of the registered share capital. Exemptions are in force for the nominees listed on page 88 under Our Shareholders – Significant Shareholders, and for the nominee Citibank, London, which in 2015 requested an exemption, but as of December 31, 2017, was not registered in the Novartis Share Register.
The same restrictions indirectly apply to holders of ADRs.
Registration restrictions in the Articles of Incorporation may only be removed through a resolution of the General Meeting, with approval of at least two-thirds of the votes represented at the meeting (see article 18 lit. c of the Articles of Incorporation: www.novartis.com/investors/company-overview/corporate-governance).
Shareholders, ADR holders, or nominees who are linked to each other or who act in concert to circumvent registration restrictions are treated as one person or nominee for the purposes of the restrictions on registration.
No restrictions on trading of shares
No restrictions are imposed on the transferability of Novartis shares. The registration of shareholders in the Novartis Share Register or in the ADR register kept by JPMorgan Chase Bank, N.A., does not affect the tradability of Novartis shares or ADRs. Registered Novartis shareholders or ADR holders may therefore purchase or sell their Novartis shares or ADRs at any time, including before a General Meeting, regardless of the record date. The record date serves only to determine the right to vote at a General Meeting.
Change-of-control provisions
No opting up, no opting out
According to the Swiss Federal Act on Financial Infrastructures, anyone who – directly, indirectly or acting in concert with third parties – acquires equity securities exceeding 33 1/3% of the voting rights of a company (whether or not such rights are exercisable) is required to make an offer to acquire all listed equity securities of that company. A company may raise this threshold up to 49% of the voting rights (“opting up”) or may, under certain circumstances, waive the threshold (“opting out”). Novartis AG has not adopted any such measures.
Change-of-control clauses
In accordance with good corporate governance and the rules of the Ordinance against Excessive Compensation in Listed Companies, there are no change-of-control clauses and “golden parachute” agreements benefiting Board members, Executive Committee members, or other members of senior management. Furthermore, employment contracts with Executive Committee members are either for a fixed term not exceeding one year or for an indefinite period of time with a notice period not exceeding 12 months, and do not contain commissions for the acquisition or transfer of enterprises or severance payments.

General compensation provisions
Non-executive members of the Board of Directors
Compensation of non-executive members of the Board includes fixed compensation elements only. In particular, non-executive members of the Board shall receive no company contributions to any pension plan, no performance-related elements, and no financial instruments (e.g., options).
Members of the Executive Committee
The members of the Executive Committee receive fixed and variable, performance-related compensation. Fixed compensation is comprised of the base salary and may include other elements and benefits such as contributions to pension plans. Variable compensation may be structured into short-term and long-term compensation elements. Short-term variable compensation elements shall be governed by performance metrics that take into account the performance of Novartis and/or parts thereof, and/or individual targets. Achievements are generally measured based on the one-year period to which the short-term compensation relates. The long-term compensation plans are based on performance metrics that take into account strategic objectives of Novartis (such as financial, innovation, shareholder return and/or other metrics). Achievements are generally measured based on a period of not less than three years.
Additional Amount
If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to cover the compensation of newly appointed or promoted Executive Committee members, Novartis may pay out compensation, in a total amount up to 40% of the total maximum aggregate amount last approved for the Executive Committee per compensation period, to newly appointed or promoted Executive Committee members.
For detailed information on the compensation of the Board and the Executive Committee, see articles 29-35 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance) and the Compensation Report, beginning on page 118.

Our Board of Directors

Composition of the Board of Directors and its committees (as per December 31, 2017)Board of DirectorsChairman: J. ReinhardtVice Chairman: E. VanniN. AndrewsD. AzarT. BuechnerS. DatarE. DohertyA. FudgeF. van HoutenP. Landolt 1A. von PlantaC. SawyersW. WintersAudit and Compliance CommitteeE. Doherty (Chairman)D. Azar 2S. DatarA. von PlantaE. VanniCompensation CommitteeE. Vanni (Chairman)S. DatarA. FudgeW. WintersGovernance, Nomination and Corporate Responsibilities CommitteeA. von Planta (Chairman)A. FudgeP. LandoltC. SawyersE. VanniResearch & Development CommitteeJ. Reinhardt (Chairman)N. AndrewsD. AzarC. SawyersRisk CommitteeS. Datar (Chairman)N. AndrewsT. BuechnerE. DohertyA. FudgeA. von Planta1P. Landolt will reach the statutory retirement age at the AGM 2018.2D. Azar will step down as member of the Audit and Compliance Committee as per the AGM 2018 and will be replaced by T. Buechner, subject to his re-election.
Election and term of office
Board members, the Chairman, and Compensation Committee members are elected annually and individually as a matter of law by the shareholders at the General Meeting. Board members whose term of office has expired are immediately eligible for re-election.
The average tenure of Board members is six years, with two-thirds of Board members having a tenure of less than six years. A Board member must retire after reaching age 70. Under special circumstances, shareholders may grant an exemption from this rule and re-elect a Board member for additional terms of office. There is no mandatory term limit for Board members, enabling the company to benefit from the insight and knowledge that long-serving Board members have developed about the company’s operations and practices.
Name	Nationality	Year of birth	First election at AGM

Joerg Reinhardt, Ph.D.	D	1956	2013

Enrico Vanni, Ph.D.	CH	1951	2011

Nancy C. Andrews, M.D., Ph.D.	US	1958	2015

Dimitri Azar, M.D.	US	1959	2012

Ton Buechner	NLD	1965	2016

Srikant Datar, Ph.D.	US	1953	2003

Elizabeth Doherty	GB	1957	2016

Ann Fudge	US	1951	2008

Frans van Houten	NLD	1960	2017

Pierre Landolt, Ph.D.	CH	1947	1996

Andreas von Planta, Ph.D.	CH	1955	2006

Charles L. Sawyers, M.D.	US	1959	2013

William T. Winters	GB/US	1961	2013

Board profile
Board composition
The composition of the Board should align with our status as a listed company as well as our business portfolio, geographic reach and culture. The Board should be diverse in all aspects, as set-out below.
Profile of individual Board members
Board members should have the following personal qualities:
• Interact with other Board members to build an effective and complementary Board
• Establish trusting relationships
• Apply independence of thought and judgment
• Be challenging but supportive in the boardroom
• Influence without creating conflict by applying a constructive, non-confrontational style
• Listen well and offer advice based on sound judgment
• Be able and willing to commit adequate time to Board and committee responsibilities
• Be open to personal feedback and seek to be responsive
• Do not have existing board memberships or hold other positions that could lead to a permanent conflict of interest
• Understand and respect the boundaries of the role, leaving the operational management of the company to the CEO and the Executive Committee
Board members’ biographies (pages 102–105) highlight the specific qualifications that led the Board to conclude members are qualified to serve on the Board, which is diverse in terms of background, credentials, interests and skills.
Board diversity
The diversity of a Board is critical to its effectiveness. When the Governance, Nomination and Corporate Responsibilities Committee (GNCRC) of Novartis identifies new Board member candidates to be proposed to shareholders for election, the maintenance and improvement of the Board’s diversity is an important criterion. The Board’s aspiration is to have a diverse Board in all aspects. This includes nationality, gender, background and experience, age, tenure, viewpoints, interests, and technical and interpersonal skills. Background and experience in the following fields should be represented on the Board: leadership and management; healthcare, life sciences and medicine; research and development; engineering and technology; marketing; banking, finance and accounting; human resources; legal and public affairs; and risk management.

Diversity

Nationality

DUTCH
15%
GERMAN
8%
BRITISH
15%
SWISS
24%
AMERICAN
38%

Gender

MALE
77%
FEMALE
23%

Age

>66
23%
61–65
23%
<55
8%
55–60
46%

Background/Experience

LEADERSHIP MANAGEMENT
22%
MARKETING
5%
LAW
11%
ENGINEERING/TECHNOLOGY
17%
FINANCE/ACCOUNTING
17%
MEDICINE/HEALTHCARE/R&D
28%

Tenure

7–9 Y
8%
<3 Y
31%
>9 Y
23%
3–6 Y
38%

DiversityNationalityAmerican38 %Swiss24 %British15 %German8 %Dutch15 %GenderMale77 %Female23 %Background/ExperienceLeadership management22 %Medicine/healthcare/R&D28 %Finance/accounting17 %Engineering/technology17 %Law11 %Marketing5 %Age<558%556046%616523%>6623 %Tenure<3y31%36y38%79y8%>9y23%

Succession planning
The Chairman, supported by the GNCRC, ensures effective succession plans for the Board, the CEO and the Executive Committee. These plans are discussed by the Board in private meetings without management, and, in a meeting without the Chairman, the succession plan for the Chairman is discussed.
The GNCRC determines the target profile for a new Board member, with the aim of strengthening the overall Board composition to meet knowledge and experience requirements in all essential fields. Factors considered include skills and knowledge; diversity; professional background and expertise; business and other experience relevant to the business of Novartis; the ability and willingness to commit adequate time and effort to Board and committee responsibilities; the extent to which personality, background, expertise, knowledge and experience will help build an effective and complementary Board; and whether existing board memberships or other positions held by a candidate could lead to a potential conflict of interest or an independence issue.
The search for a new Board member is then launched – normally with the support of a professional executive search company – based on the target profile. Candidates are interviewed by the Chairman and other Board members, and evaluated by the GNCRC. The GNCRC then makes a recommendation to the entire Board, and the Board ultimately decides who should be proposed to shareholders for election at the upcoming AGM.
Role of the Board and its committees
The Board is responsible for the overall direction and supervision of management, and holds the ultimate decision-making authority for Novartis AG, with the exception of decisions reserved for shareholders.
The Board has delegated certain of its responsibilities to five committees, as set out on the next pages. In some cases, these responsibilities are of an advisory or preparatory nature (A/P). In other cases, they have been fully delegated to the committee (FD), or the committee has decision-making power that is subject to final Board approval (FBA). The committees enable the Board to work in an efficient and effective manner, ensuring a thorough review and discussion of issues, while giving the Board more time for deliberation and decision-making. Moreover, committees ensure that only Board members who are independent oversee audit and compliance, governance and compensation – as only independent Board members are delegated in the respective committees.

ResponsibilitiesMembersNumber of meetingsheld in 2017/approximate averageduration (hrs)of each meeting/attendanceDocuments/linkBoard of Directors9/6:00The primary responsibilities of the Board of Directors include:—Setting the strategic direction of the Group—Appointing, overseeing and dismissing key executives, and planning their succession —Approving transactions and investments of fundamental importance to Novartis and all in excess of USD 500 Mio—Determining the organizational structure and governance of the Group—Determining and overseeing financial planning, accounting, reporting and controlling—Approving annual financial statements and corresponding financial results releasesJoerg Reinhardt1Enrico VanniNancy C. AndrewsDimitri AzarTon BuechnerSrikant Datar Elizabeth DohertyAnn FudgeFrans van Houten2Pierre Landolt Andreas von Planta Charles L. SawyersWilliam T. Winters9999899959998Articles of Incorporation of Novartis AG Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG (Board regulations)www.novartis.com/investors/company-overview/corporate-governanceAudit and Compliance Committee7/3:00The primary responsibilities of this committee include:—Supervising external auditors (FD)**, and selecting and nominating external auditors for election by the meeting of shareholders (FBA)***—Overseeing internal auditors (FD)**—Overseeing accounting policies, financial controls, and compliance with accounting and internal control standards (FD)**—Approving quarterly financial statements and financial results releases (FBA)***—Overseeing internal control and compliance processes and procedures (FD)**—Overseeing compliance with laws, and external and internal regulations (FD)**The Audit and Compliance Committee has the authority to retainexternal consultants and other advisors.Elizabeth Doherty1,3Dimitri Azar4Srikant Datar3Andreas von PlantaEnrico Vanni77777Charter of the Audit and Compliance Committee www.novartis.com/investors/company-overview/corporate-governanceCompensation Committee6/2:30The primary responsibilities of this committee include:—Designing, reviewing and recommending to the Board the compensation policies and programs (FBA)***—Advising the Board on the compensation of Board members and the CEO (A/P)*—Deciding on the compensation of Executive Committee members (FD)**—Preparing the Compensation Report and submitting it to the Boardfor approval (FBA)***The Compensation Committee has the authority to retain external consultants and other advisors.Enrico Vanni1Srikant DatarAnn FudgeWilliam T. Winters6666Charter of the Compensation Committeewww.novartis.com/investors/company-overview/corporate-governance1Chairman2Elected new Board member at AGM 2017; see also page 97.3Audit Committee Financial Expert4Will step down as per AGM 2018, replaced by T. Buechner, subject to his re-election.*A/P = advisory or preparatory task**FD = fully delegated task***FBA = task subject to final Board approval

ResponsibilitiesMembersNumber of meetingsheld in 2017/approximate averageduration (hrs)of each meeting/attendanceDocuments/linkGovernance, Nomination andCorporate Responsibilities Committee3/1:30The primary responsibilities of this committee include:—Designing, reviewing and recommending to the Board corporate governance principles (FBA)***—Identifying candidates for election as Board members (FBA)***—Assessing existing Board members and recommending to the Board whether they should stand for re-election (FBA)***—Preparing and reviewing the succession plan for the CEO (FBA)***—Developing and reviewing an onboarding program for new Board members, and an ongoing education plan for existing Board members (FD)**—Reviewing on a regular basis the Articles of Incorporation, with a view to reinforcing shareholder rights (FD)**—Reviewing on a regular basis the composition and size of the Board and its committees (FBA)***—Reviewing annually the independence status of each Board member (FBA)***—Reviewing directorships and agreements of Board members forconflicts of interest, and dealing with conflicts of interest (FD)**—Overseeing the company's strategy and governance on corporateresponsibility (FBA)***The Governance, Nomination and Corporate Responsibilities Committeehas the authority to retain external consultants and other advisors.Andreas von Planta1Ann FudgePierre LandoltCharles L. SawyersEnrico Vanni33333Charter of the Governance, Nomination and Corporate Responsibilities Committee www.novartis.com/investors/company-overview/corporate-governanceResearch & Development Committee3/7:00The primary responsibilities of this committee include:—Monitoring research and development, and bringing recommendations to the Board (FBA)***—Assisting the Board with oversight and evaluation related to research and development (FD)**—Informing the Board on a periodic basis about the research and development strategy, the effectiveness and competitiveness of the research and development function, emerging scientific trends and activities critical to the success of research and development,and the pipeline (A/P)*—Advising the Board on scientific, technological, and research and development matters (A/P)*—Providing counsel and know-how to management in the area of research and development (A/P)*—Reviewing such other matters in relation to the company's research and development as the committee may, in its own discretion, deem desirable in connection with its responsibilities (A/P)*The Research & Development Committee has the authority to retainexternal consultants and other advisors. Joerg Reinhardt1Nancy C. AndrewsDimitri AzarCharles L. Sawyers3333Charter of the Research & Development Committeewww.novartis.com/investors/company-overview/corporate-governanceRisk Committee5/2:00The primary responsibilities of this committee include:—Ensuring that Novartis has implemented an appropriate and effective risk management system and process (FBA)***—Ensuring that all necessary steps are taken to foster a cultureof risk-adjusted decision-making without constraining reasonable risk-taking and innovation (FBA)***—Approving guidelines and reviewing policies and processes (FBA)***—Reviewing with management, internal auditors and external auditors the identification, prioritization and management of risks; theaccountabilities and roles of the functions involved in riskmanagement; the risk portfolio; and the related actions implemented by management (FBA)***The Risk Committee has the authority to retain external consultantsand other advisors. Srikant Datar1Nancy C. AndrewsTon BuechnerElizabeth DohertyAnn FudgeAndreas von Planta553455Charter of the Risk Committee www.novartis.com/investors/company-overview/corporate-governance1Chairman*A/P = advisory or preparatory task**FD = fully delegated task***FBA = task subject to final Board approval

All Board members except Frans van Houten attended more than 75% of all Board meetings and the meetings of their Board committees.
Mr. van Houten has an overall meeting attendance of 71% due to scheduling conflicts with Royal Philips board meetings, which he is required to attend as CEO of the company. In 2017, he could not resolve all of these conflicts following his election to the Novartis Board at the 2017 AGM. He informed the GNCRC about this issue prior to his election.
The Novartis corporate culture and role of the Board
The corporate culture of Novartis is a key focus of the Board. The Board works to ensure that the Novartis strategy, operating model and compensation system are aligned with Novartis Values and Behaviors, as endorsed by the Board, and that the Novartis compensation system supports the desired corporate culture of Novartis. The Board also reviews the regular evaluation of the corporate culture throughout Novartis.
Functioning of the Board
The Board takes decisions as a whole, supported by its five committees. Each committee has a written charter outlining its duties and responsibilities, and is led by a Board-elected Chairman.
The Board and its committees meet regularly throughout the year. The Chairmen set their meeting agendas. Any Board member may request a Board or committee meeting, and the inclusion of an agenda item. Before meetings, Board members receive materials to help them prepare the discussions and decision-making.
Chairman
Joerg Reinhardt has been the independent, non-executive Chairman since August 1, 2013. He has both industry and Novartis experience, and meets the company’s independence criteria. As independent Chairman, he can lead the Board to represent the interests of all stakeholders, being accountable to them and creating sustainable value through effective governance, the right strategy, and delivery of the expected level of performance. The independent chairmanship also ensures an appropriate balance of power between the Board and the Executive Committee.
In this role, Mr. Reinhardt:
• Provides leadership to the Board
• Supports and mentors the CEO
• Supported by the GNCRC, ensures effective succession plans for the Board and the Executive Committee
• Ensures that the Board and its committees work effectively
• Sets the agenda, style and tone of Board discussions, promoting constructive dialogue and effective decision-making
• Supported by the GNCRC, ensures that all Board committees are properly established, composed and operated
• Ensures that the Board’s performance is annually evaluated
• Ensures onboarding programs for new Board members, and continuing education and specialization for all Board members
• Ensures effective communication with the company’s shareholders
• Promotes effective relationships and communication between Board and Executive Committee members
Vice Chairman
Enrico Vanni has been the independent, non-executive Vice Chairman since February 22, 2013.
In this role, Mr. Vanni:
• Leads the Board in case and as long as the Chairman is incapacitated
• Chairs the sessions of independent Board members, and leads independent Board members if and as long as the Chairman is not independent
• Leads the yearly session of the Board members evaluating the performance of the Chairman, during which the Chairman is not present

Board meetings
The Board has meetings with Executive Committee members, as well as private meetings without them. Because all Board members are independent, no separate meetings of the independent Board members were held in 2017. Subject to additional special meetings, the Board and Board committee meetings take place in January, April, June, August, October and December. Typically these meetings last two days, with the first day allocated to Board committee meetings, and the second day allocated to the meeting of the full Board.
Full Board meetings include separate sessions of the Board without the CEO and the other Executive Committee members, of the Board with the CEO, and of the Board with the CEO and the other Executive Committee members.
Occasionally, other members of management and/or external advisors are invited to attend and/or present a specific topic at a Board meeting. The independent advisor of the Compensation Committee is regularly invited to attend portions of the meetings of the Compensation Committee. For more information, see Information and Control Systems of the Board vis-à-vis Management, beginning on page 100, and our Compensation Report, beginning on page 118.
Key activities of our Board and committees in 2017
In 2017, the Board addressed in its meetings among others the following key standard topics: strategy; Group targets; mergers and acquisitions, business development and licensing review; financial and business reviews; major projects; investments and transactions; corporate governance; and culture. Topics addressed during private meetings included Board self-evaluation and the performance assessment of the Executive Committee members, as well as CEO and Executive Committee succession planning.
In addition, in 2017 our Board and its committees focused on a number of special topics, including:
Board of Directors:
CEO succession; strategic options for Alcon; the Novartis digital strategy; the results of the Global Engagement Survey 2017; and AGM analysis
Audit and Compliance Committee:
Accounting and compliance questions related to new reporting requirements and guidelines; matters of accounting judgement; tax strategy as well as questions; compensation disclosure; potential rotation of the external auditors; and satisfactory resolution of high rated internal audit observations
Compensation Committee:
Compensation decisions related to the CEO succession; review of the compensation system of the Executive Committee and potential changes to the Annual Incentive and Long-Term Relative Performance Plan; review of the Board and committee fees and related potential changes; review of shareholder feedback from the roadshows; and potential enhanced disclosures in the 2017 Compensation Report
Governance, Nomination and Corporate Responsibilities Committee:
Shareholder feedback from our corporate governance roadshow; emerging corporate governance practices and whether to adopt them; succession planning for the Board, Board committees and committee Chairmen; CEO succession; reviews of our corporate responsibility activities; Novartis access-to-medicine portfolio; and the company’s performance in Environmental, Social and Governance (ESG) ratings and indices
Research & Development Committee:
The Novartis portfolio of research and development projects in ophthalmology, translational medicine, chemical biology and therapeutics, hepatology, non-malignant hematology and immuno-oncology, as well as innovation-related incentives
Risk Committee:
Data privacy; management of people risk related to the changed operating model; main risks and mitigations at Alcon, Novartis Technical Operations and in IT; and oversight of medical and patient activities
Honorary Chairmen
Dr. Alex Krauer and Dr. Daniel Vasella have been appointed Honorary Chairmen in recognition of their significant achievements on behalf of Novartis. They are not provided with Board documents and do not attend Board meetings.

Independence of Board members
The independence of Board members is a key corporate governance issue. An independent Board member is one who is independent of management and has no business or relationship that could materially interfere with the exercise of objective, unfettered and independent judgment. Only with a majority of Board members being independent can the Board fulfill its obligation to represent the interests of shareholders, being accountable to them and creating sustainable value through the effective governance of Novartis. Accordingly, Novartis established independence criteria based on international best practice standards as outlined on the Novartis website:
https://www.novartis.com/sites/www.novartis.com/files/independence-criteria-board-of-directors-and-its-committees.pdf
• The majority of Board members and any member of the Audit and Compliance Committee, the Compensation Committee, and the GNCRC must meet the company’s independence criteria. These include, inter alia, (i) a Board member not having received direct compensation of more than USD 120 000 per year from Novartis, except for dividends or Board compensation, within the last three years; (ii) a Board member not having been an employee of Novartis within the last three years; (iii) a family member not having been an executive officer of Novartis within the last three years; (iv) a Board member or family member not being employed by the external auditor of Novartis; (v) a Board member or family member not being a board member, employee or 10% shareholder of an enterprise that has made payments to, or received payments from, Novartis in excess of the greater of USD 1 million or 2% of that enterprise’s gross revenues. For members of the Audit and Compliance Committee and the Compensation Committee, even stricter rules apply.
• In addition, Board members are bound by the Novartis Conflict of Interest Policy, which prevents a Board member’s potential personal interests from influencing the decision-making of the Board.
• The GNCRC annually submits to the Board a proposal concerning the determination of the independence of each Board member. For this assessment, the committee considers all relevant facts and circumstances of which it is aware – not only the explicit formal independence criteria. This includes an assessment of whether a Board member is truly independent, in character and judgment, from any member of senior management and from any of his/her current or former colleagues.
In its meeting on December 14, 2017, the Board determined that all of its members are independent.
Relationship of non-executive Board members with Novartis
No Board member is or was a member of the management of Novartis AG or of any other Novartis Group company in the last three financial years up to December 31, 2017. There are no significant business relationships of any Board member with Novartis AG or with any other Novartis Group company.
Mandates outside the Novartis Group
According to article 34 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), no Board member may hold more than 10 additional mandates in other companies, of which no more than four shall be in other listed companies. Chairmanships of the boards of directors of other listed companies count as two mandates. Each of these mandates is subject to Board approval.
The following mandates are not subject to these limitations:
a) Mandates in companies that are controlled by Novartis AG
b) Mandates that a Board member holds at the request of Novartis AG or companies controlled by it. No Board member shall hold more than five such mandates.
c) Mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No Board member may hold more than 10 such mandates.
“Mandates” means those in the supreme governing body of a legal entity that is required to be registered in the commercial register or a comparable foreign register. Mandates in different legal entities that are under joint control are deemed one mandate.
The Board may issue regulations that determine additional restrictions, taking into account the position of the respective member.
Loans and credits
No loans or credits are granted to members of the Board.

Board performance and effectiveness evaluation
Process
The Board conducts an annual review to evaluate its performance, the performance of the committees and of Board members. As part of this process, each Board member completes a questionnaire on the performance and effectiveness of the Board and the Chairman, and on his/her committees, which lays the groundwork for a qualitative review led by the Chairman. The Chairman has discussions with each Board member and then with the entire Board. Also, the Board, without its Chairman, discusses the performance of the Chairman. Any suggestion for improvement is recorded and actions are agreed upon.
Periodically, this process is conducted by an independent consultant. In 2017, an independent performance and effectiveness evaluation of the Board and its committees, including an assessment of individual Board members, was conducted by the independent expert company Egon Zehnder.
Board memberscomplete questionnaireResults are collected and evaluated by Board officeChairman has discussion with each Board memberFull Board discusses results and agrees on actions
Content and results
The performance review examines the performance and effectiveness, strengths and weaknesses of individual Board members and of the full Board and each Board committee.
This review covers topics including Board composition; purpose, scope and responsibilities; processes and governance of the Board and its committees; meetings and pre-reading material; team effectiveness; and leadership and culture.
The review also evaluates the ability and willingness of each Board member to commit adequate time and effort to his/her responsibilities as provided for in the charter of the GNCRC.
The results were discussed at the January 2018 meetings. It was concluded that the Board and its committees operate effectively.
Information and control systems of the Board vis-à-vis management
Information on management
The Board ensures that it receives sufficient information from the Executive Committee to perform its supervisory duty and to make decisions that are reserved for it. The Board obtains this information through several means:
• The CEO informs the Board regularly about current developments.
• Executive Committee meeting minutes are made available to the Board.
• Meetings or teleconferences are held as required between Board members and the CEO.
• The Board regularly meets with all Executive Committee members.
• The Board receives detailed quarterly updates from each division and business unit head.
• By invitation, other members of management attend Board meetings to report on areas of the business for which they are responsible.
• Board members are entitled to request information from Executive Committee members or any other Novartis associate, and they may visit any Novartis site.
Board committees
Board committees regularly meet with management and, at times, external consultants to review the business, better understand applicable laws and policies affecting the Group, and support the Board and management in meeting the requirements and expectations of stakeholders and shareholders.
In particular, the Chief Financial Officer (CFO), the Group General Counsel, and representatives of the external auditors are invited to partly attend each Audit and Compliance Committee meeting. Additionally, the heads of Internal Audit, Financial Reporting & Accounting, Integrity and Compliance, and Quality, as well as the Head of the Global Business Practices Office, report on a regular basis to the Audit and Compliance Committee. This committee reviews financial reporting processes on behalf of the Board. For each quarterly and annual release of financial information, the Disclosure Review Committee is responsible for ensuring the accuracy and completeness of disclosures. The Disclosure Review Committee, which is a management committee, is chaired by the CFO and includes the CEO; the Group General Counsel; the heads of the divisions, business units, Novartis Operations, Novartis Technical Operations, Global Drug Development, and the Novartis Institutes for BioMedical Research (NIBR), as well as their finance heads; and the heads of the following corporate functions: Treasury, Tax, Financial Reporting & Accounting, Internal Audit and Investor Relations. The Audit and Compliance Committee reviews decisions made by the Disclosure Review Committee before the quarterly and annual releases are published.

The Risk Committee oversees the risk management system and processes, and also reviews the risk portfolio of the Group to ensure appropriate and professional risk management. For this purpose, the Group Risk Office and the risk owners of the divisions report on a regular basis to the Risk Committee. The Group General Counsel, the Head of Group Risk, the Head of Internal Audit, the Chief Ethics and Compliance Officer, and other senior executives are invited to these meetings on a regular basis.
Novartis management information system
Novartis produces comprehensive, consolidated (unaudited) financial statements on a monthly basis for the total Group and its operating divisions. These are typically available within 10 days of the end of the month, and include the following:
• Consolidated income statement of the month, quarter-to-date and year-to-date in accordance with International Financial Reporting Standards (IFRS), as well as adjustments to arrive at core results, as defined by Novartis (see page 179). The IFRS and core figures are compared to the prior-year period and targets in both USD and on a constant currency basis
• Consolidated balance sheet as of the month-end in accordance with IFRS in USD
• Consolidated cash flow on a monthly, quarter-to-date and year-to-date basis in accordance with IFRS in USD
• Supplementary data on a monthly, quarterly and year-to-date basis such as free cash flow, gross and net debt, headcount, personnel costs, working capital, and earnings per share on a USD basis where applicable
Constant currencies, core results, free cash flow, net debt and related target figures are non-IFRS measures. An explanation of non-IFRS measures can be found on pages 179-183 of the operating and financial review 2017.
This information is made available to Board members on a monthly basis. An analysis of key deviations from the prior year or target is also provided.
Prior to the release of each quarter’s results, the Board receives the actual consolidated financial statement information and an outlook of the full-year results in accordance with IFRS and “core” results (as defined by Novartis), together with related commentary.
On an annual basis, in the fourth quarter of the year, the Board receives and approves the operating and financial targets for the following year.
In the middle of the year, the Board also reviews and approves the strategic plan for the next five years, which includes a projected consolidated income statement in USD prepared in accordance with IFRS and non-IFRS measures as defined by Novartis (“core results”).
The Board does not have direct access to the company’s financial and management reporting systems but can, at any time, request more detailed financial information on any aspect that is presented to it.
Internal audit
The Internal Audit function carries out operational and system audits in accordance with an audit plan approved by the Audit and Compliance Committee. This function helps organizational units accomplish objectives by providing an independent approach to the evaluation, improvement and effectiveness of their internal control framework. It prepares reports on the audits it has performed, and reports actual or suspected irregularities to the Audit and Compliance Committee and to the CEO. The Audit and Compliance Committee regularly invites the Head of Internal Audit to its meetings to review the internal audit scope, audit plans and results. In 2017, the Head of Internal Audit attended four meetings of the Audit and Compliance Committee.
Risk management
The Group Risk Office is overseen by the Board’s independent Risk Committee. The Compensation Committee works closely with the Risk Committee to ensure that the compensation system does not lead to excessive risk-taking by management (for details, see our Compensation Report, beginning on page 118).
Organizational and process measures have been designed to identify and mitigate risks at an early stage. Organizationally, the responsibility for risk assessment and management is allocated to the divisions, organizational units and functions, with specialized corporate functions – such as Group Finance; Group Legal; Group Quality Assurance; Corporate Health, Safety and Environment; Business Continuity Management; Integrity and Compliance; and the Business Practices Office – providing support and controlling the effectiveness of the risk management in these respective areas.

Board of Directors

Joerg Reinhardt, Ph.D.
Chairman of the Board of Directors | Nationality: German | Year of Birth: 1956
Joerg Reinhardt, Ph.D., has been Chairman of the Board of Directors since 2013. He is also Chairman of the Research & Development Committee and Chairman of the Board of Trustees of the Novartis Foundation.
From 2010 to mid-2013, Mr. Reinhardt was chairman of the board of management and the executive committee of Bayer HealthCare, Germany. Prior to that, he was Chief Operating Officer of Novartis from 2008 to 2010, and Head of the Vaccines and Diagnostics Division of Novartis from 2006 to 2008. Since 2017, Mr. Reinhardt has been a non-executive board member of Swiss Re, Switzerland. Additionally, he was a member of the board of directors of Lonza Group AG in Switzerland from 2012 to 2013, Chairman of the Board of the Genomics Institute of the Novartis Research Foundation in the United States from 2000 to 2010, and a member of the supervisory board of MorphoSys AG in Germany from 2001 to 2004.
Mr. Reinhardt graduated with a doctorate in pharmaceutical sciences from Saarland University in Germany. He joined Sandoz Pharma Ltd. in 1982 and held various positions at Sandoz and later Novartis, including Head of Development.
Enrico Vanni, Ph.D.
Vice Chairman of the Board of Directors | Nationality: Swiss | Year of Birth: 1951
Enrico Vanni, Ph.D., has been a member of the Board of Directors since 2011 and qualifies as an independent Non-Executive Director. He is Vice Chairman of the Board of Directors and Chairman of the Compensation Committee. He is also a member of the Audit and Compliance Committee and the Governance, Nomination and Corporate Responsibilities Committee.
Mr. Vanni retired as director of McKinsey & Company in 2007. He is a board member of several companies in industries from healthcare to private banking, including Advanced Oncotherapy PLC in the United Kingdom, and non-listed companies such as Lombard Odier SA, Banque Privée BCP (Suisse) SA, and Denzler & Partners SA – all based in Switzerland. He previously served on the boards of Eclosion2 in Switzerland from 2009 to 2017, of Alcon Inc. in Switzerland from 2010 to 2011, and of Actavis PLC in Ireland in 2010.
Mr. Vanni holds an engineering degree in chemistry from the Federal Polytechnic School of Lausanne, Switzerland; a doctorate in chemistry from the University of Lausanne; and a Master of Business Administration from INSEAD in Fontainebleau, France. He began his career as a research engineer at the International Business Machines Corp. (IBM) in California, United States, and joined McKinsey in Zurich in 1980. He managed the Geneva office for McKinsey from 1988 to 2004, and consulted for companies in the pharmaceutical, consumer and finance sectors. He led McKinsey’s European pharmaceutical practice and served as a member of the firm’s partner review committee prior to his retirement. From 2008 to 2015, he was an independent consultant, supporting leaders of pharmaceutical and biotechnology companies on core strategic challenges facing the healthcare industry.
Nancy C. Andrews, M.D., Ph.D.
Member of the Board of Directors | Nationality: American | Year of Birth: 1958
Nancy C. Andrews, M.D., Ph.D., has been a member of the Board of Directors since 2015. She qualifies as an independent Non-Executive Director and is a member of the Research & Development Committee and the Risk Committee.
Dr. Andrews is dean emerita of the Duke University School of Medicine and vice chancellor emerita for academic affairs at Duke University in the United States. She served as dean and vice chancellor from 2007 to 2017. She is a professor of pediatrics, pharmacology and cancer biology at Duke, and was elected as a fellow of the American Association for the Advancement of Science and to membership in the US National Academy of Sciences, the National Academy of Medicine, and the American Academy of Arts and Sciences. She is chair of the board of directors of the American Academy of Arts and Sciences and of the Burroughs Wellcome Fund, a member of the Massachusetts Institute of Technology (MIT) Corporation, and former president of the American Society for Clinical Investigation. Additionally, she serves on the council of the National Academy of Medicine and on the Scientific Management Review Board of the US National Institutes of Health.
Dr. Andrews holds a doctorate in biology from MIT and a doctor of medicine from Harvard Medical School, both in the US. She completed her residency and fellowship trainings in pediatrics and hematology/oncology at Boston Children’s Hospital and the Dana-Farber Cancer Institute, also in the US, and served as an attending physician at Boston Children’s Hospital. Prior to joining Duke, Dr. Andrews was director of the Harvard/MIT M.D.-Ph.D. Program, and dean of basic sciences and graduate studies as well as professor of pediatrics at Harvard Medical School. From 1993 to 2006, she was a biomedical research investigator at the Howard Hughes Medical Institute in the US. Her research expertise is in iron homeostasis and mouse models of human diseases.

Dimitri Azar, M.D.
Member of the Board of Directors | Nationality: American | Year of Birth: 1959
Dimitri Azar, M.D., has been a member of the Board of Directors since 2012. He qualifies as an independent Non-Executive Director and is a member of the Audit and Compliance Committee and the Research & Development Committee.
Dr. Azar is senior director of ophthalmological innovation at Verily Life Sciences. He has also served as dean of the University of Illinois at Chicago (UIC) College of Medicine in the United States since 2011, and as professor of ophthalmology, bioengineering and pharmacology at UIC since 2006. From 2006 to 2011, he was head of the Department of Ophthalmology and Visual Sciences at UIC. He is a member of the American Ophthalmological Society, former president of the Chicago Ophthalmological Society, and president-elect of the Chicago Medical Society. Additionally, he is on the board of the Tear Film and Ocular Surface Society, the board of Verb Surgical Inc., and the scientific board of Verily – all based in the US.
Dr. Azar began his career at the American University of Beirut Medical Center in Lebanon, and completed his fellowship and residency training at the Massachusetts Eye and Ear Infirmary at Harvard Medical School in the US. His research on matrix metalloproteinases in corneal wound healing and angiogenesis has been funded by the US National Institutes of Health since 1993. Dr. Azar practiced at the Wilmer Eye Institute at the Johns Hopkins Hospital School of Medicine in the US, and then returned to the Massachusetts Eye and Ear Infirmary as director of cornea and external disease. He became professor of ophthalmology with tenure at Harvard Medical School in 2003. Dr. Azar holds a master’s degree from Harvard and an Executive Master of Business Administration from the University of Chicago Booth School of Business in the US.
Ton Buechner
Member of the Board of Directors | Nationality: Dutch | Year of Birth: 1965
Ton Buechner has been a member of the Board of Directors since February 2016. He qualifies as an independent Non-Executive Director and is a member of the Risk Committee.
Mr. Buechner most recently served as chairman and CEO of the executive board of Dutch multinational AkzoNobel from 2012 to 2017. Prior to joining AkzoNobel, he spent almost two decades at the Sulzer Corporation in Switzerland, where he was appointed divisional president in 2001 and served as president and CEO from 2007 to 2011. Mr. Buechner’s early career was spent in the oil and gas construction industry, and included roles at Allseas Engineering in the Netherlands and at Aker Kvaerner in Singapore. He is a member of the supervisory board of Voith GmbH in Germany.
Mr. Buechner is an engineer by training. He received his master’s degree in civil engineering from Delft University of Technology in the Netherlands in 1988, specializing in offshore construction technology and coastal engineering. Mr. Buechner holds a Master of Business Administration from IMD business school in Lausanne, Switzerland.
Srikant Datar, Ph.D.
Member of the Board of Directors | Nationality: American | Year of Birth: 1953
Srikant Datar, Ph.D., has been a member of the Board of Directors since 2003 and qualifies as an independent Non-Executive Director. He is Chairman of the Risk Committee, as well as a member of the Audit and Compliance Committee and the Compensation Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.
Since 1996, Mr. Datar has been the Arthur Lowes Dickinson professor of business administration at Harvard Business School in the United States. Additionally, since 2015, he has been faculty chair of the Harvard Innovation Lab and senior associate dean for university affairs at Harvard Business School. He is a member of the boards of directors of ICF International Inc., Stryker Corp. and T-Mobile US, all in the US. He previously served on the boards of HCL Technologies Ltd. (2012 to 2014) and KPIT Cummins Infosystems Ltd (2007 to 2012), both based in India.
Mr. Datar graduated in 1973 with distinction in mathematics and economics from the University of Bombay in India. He is a chartered accountant, and holds two master’s degrees and a doctorate from Stanford University in the US. Mr. Datar has worked as an accountant and planner in industry, and as a professor at Carnegie Mellon University, Stanford University and Harvard University, all in the US. His research interests are in the areas of cost management, measurement of productivity, new product development, innovation, time-based competition, incentives and performance evaluation. He is the author of many scientific publications and has received several academic awards and honors. Mr. Datar has also advised and worked with numerous companies in research, development and training.

Board of Directors (continued)

Elizabeth (Liz) Doherty
Member of the Board of Directors | Nationality: British | Year of Birth: 1957
Elizabeth (Liz) Doherty has been a member of the Board of Directors since February 2016. She qualifies as an independent Non-Executive Director and is the Chairman of the Audit and Compliance Committee and a member of the Risk Committee. The Board of Directors has appointed her as Audit Committee Financial Expert.
Ms. Doherty is a non-executive director and chairman of the audit committee of Dunelm Group PLC in the United Kingdom, and a member of the supervisory board and audit committee of Corbion NV in the Netherlands. She is a fellow of the Chartered Institute of Management Accountants; a non-executive board member of the UK Ministry of Justice; a non-executive board member of Her Majesty’s Courts and Tribunals Service in the UK; and an advisor to GBfoods and Affinity Petcare SA, subsidiaries of Agrolimen SA. She previously served as a non-executive director and audit committee member at Delhaize Group in Belgium and Nokia Corp. in Finland, and as a non-executive director at SABMiller PLC in the UK.
Ms. Doherty received her bachelor’s degree in liberal studies in science (physics) from the University of Manchester in the UK. She began her career as an auditor and has held senior finance and accounting roles at Unilever PLC and Tesco PLC. Her previous positions also include interim chief financial officer (CFO) of Cognita Schools Ltd. from 2014 to 2015, CFO and board member of Reckitt Benckiser Group PLC from 2011 to 2013, interim CFO of City Inn in 2010, and CFO of Brambles Ltd. from 2007 to 2009.
Ann Fudge
Member of the Board of Directors | Nationality: American | Year of Birth: 1951
Ann Fudge has been a member of the Board of Directors since 2008. She qualifies as an independent Non-Executive Director and is a member of the Risk Committee; the Compensation Committee; and the Governance, Nomination and Corporate Responsibilities Committee.
Ms. Fudge is vice chairman and senior independent director of Unilever NV, London and Rotterdam. She is also chair of the United States Program Advisory Panel of the Bill & Melinda Gates Foundation; a director of Northrop Grumman Corporation in the US; a trustee of Boston-based WGBH public media; and a member of the visiting committee of Harvard Business School in the US. She served on the board of General Electric Co. in the US from 1999 to 2015.
Ms. Fudge received her bachelor’s degree from Simmons College in the US and her Master of Business Administration from Harvard Business School. She is former chairman and CEO of Young & Rubicam Brands, New York. Before that, she served as president of the Beverages, Desserts and Post Division of Kraft Foods Inc.
Frans van Houten
Member of the Board of Directors | Nationality: Dutch | Year of Birth: 1960
Frans van Houten has been a member of the Board of Directors since February 28, 2017. He qualifies as an independent Non-Executive Director.
Mr. van Houten is CEO and chairman of the executive committee and the board of management of Royal Philips, a position he has held since 2011. Under his leadership, Philips has transformed itself into a focused health technology company. In May 2016, he also became vice chairman and a member of the supervisory board of Philips Lighting.
Mr. van Houten holds a master’s degree in economics and business management from Erasmus University in Rotterdam, the Netherlands. He joined Philips in 1986 and has held multiple global senior leadership positions. From 2009 to 2010, he was a consultant to the boards of companies including ING Group NV and ASM International NV. Before that, he was CEO of NXP Semiconductors (a Philips spinoff) from 2004 to 2009.
Pierre Landolt, Ph.D.
Member of the Board of Directors | Nationality: Swiss | Year of Birth: 1947
Pierre Landolt, Ph.D., has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director and is a member of the Governance, Nomination and Corporate Responsibilities Committee.
Mr. Landolt is chairman of the Sandoz Family Foundation, overseeing its development in several investment fields. He is also chairman of the Swiss private bank Landolt & Cie SA. In Switzerland, he is chairman of Emasan AG and Vaucher Manufacture Fleurier SA, and vice chairman of Parmigiani Fleurier SA. Additionally, he is vice chairman of the Montreux Jazz Festival Foundation and a board member of Amazentis SA, Switzerland, and the Eneas Fund, Cayman Islands. In Brazil, Mr. Landolt is president of AxialPar Ltda. and Moco Agropecuaria Ltda., the Instituto Fazenda Tamanduá and the Instituto Estrela de Fomento ao Microcrédito.
Mr. Landolt graduated with a bachelor’s degree in law from the University of Paris-Assas. From 1974 to 1976, he worked for Sandoz Brazil. In 1977, he acquired an agricultural estate in the semi-arid Northeast Region of Brazil, and within several years he converted it into a model farm in organic and biodynamic production. Since 1997, Mr. Landolt has been associate and chairman of AxialPar Ltda., Brazil, an investment company focused on sustainable development. In 2007, he co-founded Amazentis SA, a startup company active in the convergence space of medication and nutrition. In 2011, Mr. Landolt received the title of Docteur des Sciences Économiques Honoris Causa from the University of Lausanne in Switzerland.

Andreas von Planta, Ph.D.
Member of the Board of Directors | Nationality: Swiss | Year of Birth: 1955
Andreas von Planta, Ph.D., has been a member of the Board of Directors since 2006. He qualifies as an independent Non-Executive Director and is Chairman of the Governance, Nomination and Corporate Responsibilities Committee. He is also a member of the Risk Committee and the Audit and Compliance Committee.
Mr. von Planta provides counsel to the law firm Lenz & Staehelin AG, where he was a partner from 1988 through 2017. He is a board member of Helvetia Holding AG in Switzerland, and also serves on the boards of various Swiss subsidiaries of foreign companies and other non-listed Swiss companies, including Burberry (Suisse) SA, Lenz & Staehelin, A.P. Moller Finance SA, HSBC Private Bank (Suisse) SA, Socotab Frana SA and Raymond Weil SA. Additionally, he is chairman of the regulatory board of the SIX Swiss Exchange AG.
Mr. von Planta holds a doctorate in law from the University of Basel in Switzerland, and a Master of Laws from Columbia Law School in the United States. He passed his bar examinations in Basel in 1982, and specializes in corporate law, corporate governance, corporate finance, company reorganizations, and mergers and acquisitions. He previously served as chairman of Clinique Générale-Beaulieu SA from 2011 to 2016, and as a director there from 2008 to 2016. Additionally, he was chairman of Swiss National Insurance Company Ltd. (Nationale Suisse) from 2011 to 2015, a director at Nationale Suisse from 1997 to 2015, and a director at Holcim Ltd. from 2003 to 2014.
Charles L. Sawyers, M.D.
Member of the Board of Directors | Nationality: American | Year of Birth: 1959
Charles L. Sawyers, M.D., has been a member of the Board of Directors since 2013. He qualifies as an independent Non-Executive Director and is a member of the Research & Development Committee and the Governance, Nomination and Corporate Responsibilities Committee.
In the United States, Dr. Sawyers is chair of the Human Oncology and Pathogenesis Program at Memorial Sloan Kettering Cancer Center, professor of medicine and of cell and developmental biology at the Weill Cornell Graduate School of Medical Sciences, and an investigator at the Howard Hughes Medical Institute. He was appointed to the US National Cancer Advisory Board, and is former president of the American Association for Cancer Research and of the American Society for Clinical Investigation. He is also a member of the US National Academy of Sciences, the National Academy of Medicine, and the American Academy of Arts and Sciences. He serves as a science advisor for the following companies: Agios Pharmaceuticals Inc., Housey Pharmaceutical Research Laboratories, Nextech Invest Ltd., Blueprint Medicines Corporation, BeiGene Ltd., The Column Group, ORIC Pharmaceuticals Inc., KSQ Therapeutics Inc., Foghorn Therapeutics Inc., and PMV Pharmaceuticals Inc.
Dr. Sawyers received his doctor of medicine from the Johns Hopkins University School of Medicine in the US, and worked at the Jonsson Comprehensive Cancer Center at the University of California, Los Angeles, for nearly 18 years before joining Memorial Sloan Kettering in 2006. An internationally acclaimed cancer researcher, he co-developed the Novartis cancer drug Gleevec/Glivec and has received numerous honors and awards, including the Lasker-DeBakey Clinical Medical Research Award in 2009.
William T. Winters
Member of the Board of Directors | Nationality: British/American | Year of Birth: 1961
William T. Winters has been a member of the Board of Directors since 2013. He qualifies as an independent Non-Executive Director and is a member of the Compensation Committee.
Mr. Winters is CEO and a board member of Standard Chartered, based in London. He also serves on the board of Colgate University in the United States, and on the boards of the International Rescue Committee and the Print Room theater in the United Kingdom.
Mr. Winters received his bachelor’s degree from Colgate University and his Master of Business Administration from the Wharton School of the University of Pennsylvania in the US. From 2011 to 2015, he was chairman and CEO of Renshaw Bay, an alternative asset management firm. Prior to that, he was co-CEO of JPMorgan’s investment bank from 2003 to 2010. He joined JPMorgan in 1983 and has held management roles across several market areas and in corporate finance. Additionally, he was a commissioner on the UK Independent Commission on Banking in 2010 and 2011, and was awarded the title of Commander of the Order of the British Empire in 2013.
Honorary Chairmen
Alex Krauer, Ph.D.
Daniel Vasella, M.D.
Corporate Secretary
Charlotte Pamer-Wieser, Ph.D.

Our management

Composition of the Executive CommitteeJoseph JimenezChief Executive Officer(until January 31, 2018)Steven BaertHuman ResourcesFelix R. EhratGroup General CounselHarry KirschChief Financial OfficerAndré WyssNovartis OperationsJames BradnerBiomedical ResearchVasant NarasimhanGlobal Drug Development(CEO as per February 1, 2018) 1Paul HudsonInnovative Medicines:PharmaceuticalsBruno StriginiInnovative Medicines:Oncology(until December 31, 2017) 2F. Michael BallAlconRichard FrancisSandoz1Search for new Head Global Drug Development is ongoing; an interim Head has been appointed, who is not a member of the Executive Committee.2Elizabeth Barrett appointed CEO Novartis Oncology and member of the Executive Committee, effective February 1, 2018.
Executive Committee composition
The Executive Committee is headed by the CEO. Its members are appointed by the Board.
There are no contracts between Novartis and third parties whereby Novartis would delegate any business management tasks to such third parties.
Executive Committee role and functioning
The Board has delegated to the Executive Committee overall responsibility for and oversight of the operational management of Novartis. This includes:
• Recruiting, appointing and promoting senior management
• Ensuring the efficient operation of the Group and the achievement of optimal results
• Promoting an active internal and external communications policy
• Developing policies and strategic plans for Board approval, and implementing those approved
• Submitting the following to the Board for approval: investments, divestments, transactions, contracts and litigations with a value exceeding USD 500 million, important capital market and other financing transactions, as well as all (other) matters of fundamental significance for the Novartis Group
• Preparing and submitting quarterly and annual reports to the Board and its committees
• Informing the Board of all matters of fundamental significance to the businesses
• Dealing with any other matters delegated by the Board
The Executive Committee is supported by a sub-committee: The Disclosure Committee (members are the CEO, CFO and Group General Counsel) determines whether an event constitutes information that is material to the Group, determines the appropriate disclosure and update of such information, and reviews media releases concerning such information.

CEO
In addition to other Board-assigned duties, the CEO leads the Executive Committee, building and maintaining an effective executive team. With the support of the Executive Committee, the CEO:
• Is responsible for the operational management of Novartis
• Develops strategy proposals to be recommended to the Board, and ensures that approved strategies are implemented
• Plans human resourcing to ensure that Novartis has the capabilities and means to achieve its plans, and that robust management succession and management development plans are in place and presented to the Board
• Develops an organizational structure, and establishes processes and systems to ensure the efficient organization of resources
• Ensures that financial results, business strategies and, when appropriate, targets and milestones are communicated to the investment community – and generally develops and promotes effective communication with shareholders and other stakeholders
• Ensures that the business performance is consistent with business principles as well as high legal and ethical standards, and that the culture of Novartis is consistent with the Novartis Values and Behaviors
• Leads the Innovative Medicines Division
• Develops processes and structures to ensure that capital investment proposals are reviewed thoroughly, that associated risks are identified, and that appropriate steps are taken to manage these risks
• Develops and maintains an effective framework of internal controls over risk in relation to all business activities of the company
• Ensures that the flow of information to the Board is accurate, timely and clear
Mandates outside the Novartis Group
According to article 34 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), no Executive Committee member may hold more than six additional mandates in other companies, of which no more than two additional mandates shall be in other listed companies. Each of these mandates is subject to Board approval. Executive Committee members are not allowed to hold chairmanships of the boards of directors of other listed companies.
The following mandates are not subject to these limitations:
a) Mandates in companies that are controlled by Novartis AG.
b) Mandates that an Executive Committee member holds at the request of Novartis AG or companies controlled by it. No Executive Committee member shall hold more than five such mandates.
c) Mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No Executive Committee member may hold more than 10 such mandates.
“Mandates” means those in the supreme governing body of a legal entity that is required to be registered in the commercial register or a comparable foreign register. Mandates in different legal entities that are under joint control are deemed one mandate.
The Board may issue regulations that determine additional restrictions, taking into account the position of the respective member.
Loans and credits
No loans or credits shall be granted to members of the Executive Committee.

Executive Committee

Joseph Jimenez
Chief Executive Officer of Novartis | Nationality: American | Year of Birth: 1959
Joseph Jimenez has been Chief Executive Officer (CEO) of Novartis since 2010. Effective February 1, 2018, Mr. Jimenez will step down as CEO.
Mr. Jimenez previously held the position of Division Head, Novartis Pharmaceuticals. He joined Novartis in 2007 as Division Head, Novartis Consumer Health. Before that, from 1998 to 2006, he served as president and CEO of the North American and European businesses for the H.J. Heinz Company. He also served on the board of directors of Colgate-Palmolive Co. from 2009 to 2015, and of AstraZeneca PLC from 2002 to 2007.
Mr. Jimenez is a member of the board of directors of General Motors Co. He graduated in 1982 with a bachelor’s degree from Stanford University and in 1984 with a Master of Business Administration from the University of California, Berkeley, both in the United States.
Steven Baert
Head of Human Resources of Novartis | Nationality: Belgian | Year of Birth: 1974
Steven Baert has been Head of Human Resources (CHRO) of Novartis since 2014. He is a member of the Executive Committee of Novartis.
Mr. Baert joined Novartis in 2006 as Head of Human Resources Global Functions in Switzerland. He has held several other senior HR roles, including Head of Human Resources for Emerging Growth Markets, and Global Head, Human Resources, Oncology. Mr. Baert also served as Head of Human Resources, United States and Canada, for Novartis Pharmaceuticals Corporation. Prior to joining Novartis, he held HR positions at Bristol-Myers Squibb Co. and Unilever.
Mr. Baert represents Novartis on the board of the GSK Consumer Healthcare joint venture. He holds a Master of Business Administration from the Vlerick Business School in Belgium and a Master of Laws from the Katholieke Universiteit Leuven, also in Belgium. Additionally, he has a Bachelor of Laws from the Katholieke Universiteit Brussels.
F. Michael (Mike) Ball
CEO, Alcon | Nationality: American | Year of Birth: 1955
F. Michael (Mike) Ball was appointed CEO of Alcon in February 2016. He is a member of the Executive Committee of Novartis.
Mr. Ball previously served as CEO of Hospira Inc. from 2011 to 2015. Prior to that, he held a number of senior leadership positions at Allergan Inc., including president from 2006 to 2011. Before joining Allergan in 1995, Mr. Ball held roles of increasing responsibility in marketing and sales at Syntex Corporation and Eli Lilly & Co. He began his career in the healthcare industry in 1981.
Mr. Ball has served on the boards of several companies based in the United States, including Kythera Biopharmaceuticals Inc. (2013 to 2015), Hospira (2011 to 2015), IntraLase Corp. (2005 to 2006), and sTec Inc. (2000 to 2013). He holds a Bachelor of Science and a Master of Business Administration from Queen’s University in Canada.
James (Jay) Bradner, M.D.
President of the Novartis Institutes for BioMedical Research (NIBR) | Nationality: American | Year of Birth: 1972
James (Jay) Bradner, M.D., joined Novartis in January 2016 and became President of the Novartis Institutes for BioMedical Research (NIBR) in March 2016. He is a member of the Executive Committee of Novartis.
Prior to joining Novartis, Dr. Bradner was on the faculty of Harvard Medical School in the Department of Medical Oncology at the Dana-Farber Cancer Institute in the United States from 2005 through 2015. He is a co-founder of five biotechnology companies and has authored more than 180 scientific publications and 30 US patent applications.
Dr. Bradner is a graduate of Harvard University and the University of Chicago Medical School in the US. He completed his residency in medicine at Brigham and Women’s Hospital and his fellowship in medical oncology and hematology at the Dana-Farber Cancer Institute. He has been honored with many awards and was elected into the American Society for Clinical Investigation in 2011 and the Alpha Omega Alpha Honor Medical Society in 2013.

Felix R. Ehrat, Ph.D.
Group General Counsel of Novartis | Nationality: Swiss | Year of Birth: 1957
Felix R. Ehrat, Ph.D., has been Group General Counsel of Novartis since 2011. He is a member of the Executive Committee of Novartis.
Mr. Ehrat is a leading practitioner of corporate, banking, and mergers and acquisitions law, as well as an expert in corporate governance and arbitration. He started his career as an associate at Bär & Karrer Ltd. in Zurich in 1987, and served as senior partner from 2003 to 2011, and as executive chairman of the board from 2007 to 2011. Since 2011, he has also held various other leadership positions at the Novartis Group level, including in compliance and country management. He is chairman of Globalance Bank AG and a board member of Geberit AG and Avenir Suisse (a think tank for economic and social issues), all headquartered in Switzerland. He previously served as chairman and board member of several listed and non-listed companies based in Switzerland and elsewhere.
After being admitted to the bar, Mr. Ehrat received his Master of Laws from McGeorge School of Law in the United States in 1986, and his doctorate in law from the University of Zurich in Switzerland in 1990. He has held leadership roles at international legal organizations including the International Bar Association and Association Internationale des Jeunes Avocats.
Richard Francis
CEO, Sandoz | Nationality: British | Year of Birth: 1968
Richard Francis has been CEO of Sandoz since 2014. He is a member of the Executive Committee of Novartis.
Mr. Francis joined Novartis from Biogen Idec, where he held global and country leadership positions during his 13-year career with the company. Most recently, he was senior vice president of the company’s United States commercial organization. From 1998 to 2001, he was at Sanofi in the United Kingdom, and held various marketing roles across the company’s urology, analgesics and cardiovascular products. He also held sales and marketing positions at Lorex Synthélabo and Wyeth.
Mr. Francis is a member of the board of directors of Mettler-Toledo International Inc., based in the US. He received a Bachelor of Arts in economics from Manchester Metropolitan University in the UK.
Paul Hudson
CEO, Novartis Pharmaceuticals | Nationality: British | Year of Birth: 1967
Paul Hudson has been CEO of Novartis Pharmaceuticals since July 2016. He is a member of the Executive Committee of Novartis.
Mr. Hudson joined Novartis from AstraZeneca PLC, where he most recently was president, AstraZeneca United States and executive vice president, North America. He also served as representative director and president of AstraZeneca K.K. in Japan; as president of AstraZeneca’s business in Spain; and as vice president and primary care director, United Kingdom. Before joining AstraZeneca in 2006, Mr. Hudson held roles of increasing responsibility at Schering-Plough, including leading biologics global marketing. He began his career in sales and marketing roles at GlaxoSmithKline UK and Sanofi-Synthélabo UK.
Mr. Hudson holds a degree in economics from Manchester Metropolitan University in the UK and a diploma in marketing from the Chartered Institute of Marketing, also in the UK.
Harry Kirsch
Chief Financial Officer of Novartis | Nationality: Swiss, German | Year of Birth: 1965
Harry Kirsch has been Chief Financial Officer (CFO) of Novartis since 2013. He is a member of the Executive Committee of Novartis.
Mr. Kirsch joined Novartis in 2003 and, prior to his current position, served as CFO of the company’s Pharmaceuticals Division. Under his leadership, the division’s core operating income margin increased, in constant currencies, every quarter of 2011 and 2012 despite patent expirations. At Novartis, he also served as CFO of Pharma Europe, and as Head of Business Planning & Analysis and Financial Operations for the Pharmaceuticals Division. Mr. Kirsch joined Novartis from Procter & Gamble (P&G) in the United States, where he was CFO of P&G’s global pharmaceutical business. Prior to that, he held finance positions in various categories of P&G’s consumer goods business, technical operations, and Global Business Services organization.
Mr. Kirsch represents Novartis on the board of the GSK Consumer Healthcare joint venture. He holds a diploma degree in industrial engineering and economics from the University of Karlsruhe in Germany.

Executive Committee (continued)

Vasant (Vas) Narasimhan, M.D.
Global Head of Drug Development and Chief Medical Officer for Novartis | Nationality: American | Year of Birth: 1976
Vasant (Vas) Narasimhan, M.D., has been Global Head of Drug Development and Chief Medical Officer for Novartis since February 2016. He is a member of the Executive Committee of Novartis, and effective February 1, 2018, will become Chief Executive Officer of the company.
Dr. Narasimhan previously was Global Head of Development for Novartis Pharmaceuticals, overseeing the entire general medicines pipeline. He has also served as Global Head of the Sandoz Biopharmaceuticals and Oncology Injectables business unit, Global Head of Development for Novartis Vaccines, North America Region Head for Novartis Vaccines, and United States Country President for Novartis Vaccines and Diagnostics. Before joining Novartis in 2005, he worked at McKinsey & Company.
Dr. Narasimhan received his medical degree from Harvard Medical School in the US, a master’s degree in public policy from Harvard’s John F. Kennedy School of Government, and a bachelor’s degree in biological sciences from the University of Chicago in the US. During and after his medical studies, he worked extensively on a range of public health issues in developing countries. He is an elected member of the US National Academy of Medicine and serves on the board of fellows of Harvard Medical School.
Bruno Strigini
CEO, Novartis Oncology | Nationality: French | Year of Birth: 1961
Bruno Strigini has been CEO of Novartis Oncology since July 2016. On December 31, 2017, he stepped back from the Executive Committee of Novartis, and he will step down as CEO of Novartis Oncology in early 2018.
Mr. Strigini joined Novartis in 2014 as President of Oncology. Prior to Novartis, he was President of MSD for Europe and Canada (Merck & Co. in the United States and Canada) from 2009 to 2014. He previously worked at Schering-Plough from 2006 to 2009 as group vice president and president of EUCAN Region II (encompassing Austria, Belgium, Greece, the Netherlands, Portugal, Switzerland, Central and Eastern Europe, the Middle East and Africa). Before that, he held positions at UCB Celltech and SmithKline Beecham.
Mr. Strigini holds a Master of Business Administration from IMD business school in Switzerland, a doctorate in pharmacy from the University of Montpellier in France, and a master’s degree in microbiology from Heriot-Watt University in the United Kingdom. He is an elected member of the French National Academy of Pharmacy, and in 2014, he was awarded a doctor honoris causa from Universidad Internacional Menéndez Pelayo in Spain.
André Wyss
President of Novartis Operations and Country President for Switzerland | Nationality: Swiss | Year of Birth: 1967
André Wyss has been President of Novartis Operations since February 2016, and is responsible for manufacturing, shared services and corporate affairs. He is also Country President for Switzerland and a member of the Executive Committee of Novartis.
Mr. Wyss has been with Novartis since 1984 when he was a chemistry apprentice in manufacturing at Sandoz. Before being appointed President of Novartis Operations, he served as Head of Novartis Business Services, building and implementing a shared services organization across Novartis. Prior to that, he held several other leadership positions, including US Country Head and President of Novartis Pharmaceuticals Corporation; Head of the Pharmaceuticals Division for the AMAC region (Asia-Pacific, Middle East and African countries); Group Emerging Markets Head; and Country President and Head of Pharmaceuticals, Greece.
Mr. Wyss received a graduate degree in economics from the School of Economics and Business Administration (HWV) in Switzerland in 1995. He is a member of the board of economiesuisse.
Secretary
Bruno Heynen

Our independent external auditors

Duration of the mandate and terms of office of the auditors
Based on a recommendation by the Audit and Compliance Committee, the Board nominates an independent auditor for election at the AGM. PricewaterhouseCoopers (PwC) assumed its existing auditing mandate for Novartis in 1996. Martin Kennard, auditor in charge, began serving in his role in 2017, and Stephen Johnson, global relationship partner, began serving in his role in 2014. The Audit and Compliance Committee together with PwC ensures that these partners are rotated at least every five years.
Information to the Board and the Audit and Compliance Committee
PwC is responsible for providing an opinion on whether the consolidated financial statements comply with IFRS and Swiss law, and whether the separate parent company financial statements of Novartis AG comply with Swiss law. Additionally, PwC is responsible for opining on the effectiveness of internal control over financial reporting, on the Compensation Report and on the corporate responsibility reporting of Novartis.
The Audit and Compliance Committee, acting on behalf of the Board, is responsible for overseeing the activities of PwC. In 2017, this committee held seven meetings. PwC was invited to six of these meetings to attend during the discussion of agenda items that dealt with accounting, financial reporting or auditing matters, and any other matters relevant to its audit.
On an annual basis, PwC provides the Audit and Compliance Committee with written disclosures required by the US Public Company Accounting Oversight Board, and the committee and PwC discuss PwC’s independence from Novartis.
The Audit and Compliance Committee recommended to the Board to approve the audited consolidated financial statements and the separate parent company financial statements of Novartis AG for the year ended December 31, 2017. The Board proposed the acceptance of these financial statements for approval by the shareholders at the next AGM.
The Audit and Compliance Committee regularly evaluates the performance of PwC and, based on this, once a year determines whether PwC should be proposed to the shareholders for election. Also once a year, the auditor in charge and the global relationship partner report to the Board on PwC’s activities during the current year and on the audit plan for the coming year. They also answer any questions or concerns that Board members have about the performance of PwC, or about the work it has conducted or is planning to conduct.
To assess the performance of PwC, the Audit and Compliance Committee holds private meetings with the CFO and the Head of Internal Audit and, if necessary, obtains an independent external assessment. Criteria applied for the performance assessment of PwC include an evaluation of its technical and operational competence; its independence and objectivity; the sufficiency of the resources it has employed; its focus on areas of significant risk to Novartis; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the Audit and Compliance Committee, the Internal Audit function, and management.
Approval of audit and non-audit services
The Audit and Compliance Committee approves a budget for audit services, whether recurring or non-recurring in nature, and for audit-related services not associated with internal control over financial reporting. PwC reports quarterly to the Audit and Compliance Committee regarding the extent of services provided in accordance with the applicable pre-approval, and the fees for services performed to date. The Audit and Compliance Committee individually approves all audit-related services associated with internal control over financial reporting, tax services and other services prior to the start of work.

Audit and additional fees
PwC fees for professional services related to the 12-month periods ended December 31, 2017 and December 31, 2016 are as follows:
	2017 USD million	2016 USD million

Audit services	24.6	26.7

Audit-related services	7.2	2.9

Tax services	0.8	0.7

Other services	1.4	1.3

Total	34.0	31.6

Audit services include work performed to issue opinions on consolidated financial statements and parent company financial statements of Novartis AG, to issue opinions related to the effectiveness of the Group’s internal control over financial reporting, and to issue reports on local statutory financial statements. Also included are audit services that generally can only be provided by the statutory auditor, such as the audit of the Compensation Report, audits of non-recurring transactions, audits of the adoption of new accounting policies, audits of information systems and the related control environment, reviews of quarterly financial results, as well as procedures required to issue consents and comfort letters.
Audit-related services include other assurance services provided by the independent auditor but not restricted to those that can only be provided by the statutory auditor. They include services such as audits of pension and other employee benefit plans, contract audits of third-party arrangements, corporate responsibility assurance, other audit-related services, and in 2017 audit services related to the Alcon strategic review.
Tax services represent tax compliance, assistance with historical tax matters, and other tax-related services.
Other services include procedures related to corporate integrity agreements, training in the finance area, benchmarking studies, and license fees for use of accounting and other reporting guidance databases.

Our corporate governance framework

Laws and regulations
Novartis AG is subject to the laws of Switzerland, in particular Swiss company and securities laws, and to the securities laws of the US as applicable to foreign private issuers of securities.
In addition, Novartis AG is subject to the rules of the SIX Swiss Exchange, including the Directive on Information Relating to Corporate Governance.
Novartis AG is also subject to the rules of the NYSE as applicable to foreign private issuers of securities. The NYSE requires Novartis AG to describe any material ways in which its corporate governance differs from that of domestic US companies listed on the exchange. These differences are:
• Novartis AG shareholders do not receive written reports directly from Board committees.
• External auditors are appointed by shareholders at the AGM, as opposed to being appointed by the Audit and Compliance Committee.
• While shareholders cannot vote on all equity compensation plans, they are entitled to hold separate, yearly binding shareholder votes on Board and Executive Committee compensation.
• The Board has set up a separate Risk Committee that is responsible for business risk oversight, as opposed to delegating this responsibility to the Audit and Compliance Committee.
• The full Board is responsible for overseeing the performance evaluation of the Board and Executive Committee.
• The full Board is responsible for setting objectives relevant to the CEO’s compensation and for evaluating his performance.
Swiss Code of Best Practice for Corporate Governance
Novartis applies the Swiss Code of Best Practice for Corporate Governance.
Novartis corporate governance standards
Novartis has incorporated the aforementioned corporate governance standards into the Articles of Incorporation and the Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG
(www.novartis.com/investors/company-overview/corporate-governance).
The GNCRC regularly reviews these standards and principles, taking into account best practices, and recommends improvements to the corporate governance framework for consideration by the full Board.
Additional corporate governance information can be found on the Novartis website: www.novartis.com/investors/company-overview/corporate-governance
Printed copies of the Novartis Articles of Incorporation as well as the Regulations of the Board, including the charters of Board committees (in English), can be obtained by writing to: Novartis AG, Attn: Corporate Secretary, Lichtstrasse 35, CH-4056 Basel, Switzerland. Electronic copies are available at: www.novartis.com/investors/company-overview/corporate-governance.

Further information

Group structure of Novartis
Novartis AG and Group companies
Under Swiss company law, Novartis AG is organized as a corporation that has issued shares of common stock to investors. The registered office of Novartis AG is Lichtstrasse 35, CH-4056 Basel, Switzerland.
Business operations are conducted through Novartis Group companies. Novartis AG, a holding company, owns or controls directly or indirectly all entities worldwide belonging to the Novartis Group. Except as described below, the shares of these companies are not publicly traded. The principal Novartis subsidiaries and associated companies are listed in Note 31 to the Group’s consolidated financial statements.
Divisions
The businesses of Novartis are divided on a worldwide basis into three operating divisions: Innovative Medicines, with the two business units Novartis Pharmaceuticals and Novartis Oncology; Sandoz (generics); and Alcon (eye care). These businesses are supported by a number of global organizations including NIBR, which focuses on discovering new drugs; the Global Drug Development organization, which oversees the clinical development of new medicines; and Novartis Operations, which includes Novartis Technical Operations (the global manufacturing organization) and Novartis Business Services (which consolidates support services across Novartis).
Majority holdings in publicly traded Group companies
The Novartis Group owns 73.4% of Novartis India Ltd., with its registered office in Mumbai, India, and listed on the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA). The total market value of the 26.6% free float of Novartis India Ltd. was USD 75.3 million at December 31, 2017, using the quoted market share price at year-end. Applying this share price to all the shares of the company, the market capitalization of the whole company was USD 283.2 million, and that of the shares owned by Novartis was USD 207.9 million.
Significant minority shareholding owned by the Novartis Group
The Novartis Group owns 33.3% of the bearer shares of Roche Holding AG, with its registered office in Basel, Switzerland, and listed on the SIX Swiss Exchange (ISIN CH0012032113, symbol: RO). The market value of the Group’s interest in Roche Holding AG, as of December 31, 2017, was USD 13.4 billion. The total market value of Roche Holding AG was USD 217.6 billion. Novartis does not exercise control over Roche Holding AG, which is independently governed, managed and operated.
The Novartis Group owns a 36.5% share of a joint venture created by GlaxoSmithKline PLC (GSK) and Novartis, which combined the Novartis OTC and GSK Consumer Healthcare businesses. Novartis holds four of the 11 seats on the joint venture’s board. Furthermore, Novartis has certain minority rights and exit rights, including a put option that is exercisable as of March 2, 2018 until latest 2035.
Political contributions and lobbying
Novartis makes political contributions to support political dialogue on issues of relevance to the company.
Political contributions made by Novartis are not intended to give rise to any obligations of the party receiving it, or with the expectation of a direct or immediate return for Novartis. Such contributions are fully compliant with applicable laws, regulations and industry codes. Novartis only makes political contributions in countries where such contributions from corporations are considered to reflect good corporate citizenship. Moreover, Novartis only makes modest political contributions so as to not create any dependency from the political parties receiving these contributions.
In 2017, Novartis made political contributions totaling approximately USD 2.0 million, thereof approximately USD 600 000 in Switzerland, USD 1 365 000 in the US, and USD 65 000 in Australia. In addition, in the US, a political action committee established by Novartis used funds received from Novartis employees (but not from the company) to make political contributions totaling approximately USD 220 000.
In Switzerland, Novartis supports political parties that have a political agenda and that hold positions supporting the strategic interests of Novartis, its shareholders and other stakeholders. Swiss political parties are completely privately financed, and the contributions of companies are a crucial part thereof. This private financing of parties is a deeply rooted trait of the Swiss political culture, and contributing to that system is an important element of being a good corporate citizen.
In 2016, Novartis issued a guideline on responsible lobbying, describing the overarching principles of transparency in lobbying activities. For more information on responsible lobbying, see the public policy and advocacy section of the Novartis website (www.novartis.com/our-company/corporate-responsibility/doingbusiness-responsibly/transparency-disclosure/public-policy-advocacy).

Shareholder relations
The CEO, with the CFO and Investor Relations team, supported by the Chairman, are responsible for ensuring effective communication with shareholders to keep them informed of the company’s strategy, prospects, business operations and governance. Through communication, the Board also learns about and addresses shareholders’ expectations and concerns.
Novartis communicates with its shareholders through the AGM, meetings with groups of shareholders and individual shareholders, and written and electronic communications.
At the AGM, the Chairman and other Board members, the CEO and other Executive Committee members, and representatives of the external auditors are present and can answer shareholders’ questions. Other meetings with shareholders may be attended by the Chairman, CEO, CFO, Executive Committee members, and other members of senior management.
Topics discussed with shareholders may include strategy, business performance and corporate governance, while fully respecting all applicable laws and stock exchange rules.
Information for our stakeholders
Introduction
Novartis is committed to open and transparent communication with shareholders, financial analysts, customers, suppliers and other stakeholders. Novartis aims to disseminate material developments in its businesses in a broad and timely manner that complies with the rules of the SIX Swiss Exchange and the NYSE.
Communications
Novartis publishes this Annual Report to provide information on the Group’s results and operations. In addition, Novartis prepares an annual report on Form 20-F that is filed with the US Securities and Exchange Commission (SEC). Novartis discloses financial results in accordance with IFRS on a quarterly basis, and issues press releases from time to time regarding business developments.
Novartis furnishes press releases related to financial results and material events to the SEC via Form 6-K. An archive containing recent Annual Reports, annual reports on Form 20-F, quarterly results releases, and all related materials – including presentations and conference call webcasts – is on the Novartis website at www.novartis.com/investors.
Novartis also publishes a consolidated Corporate Responsibility Performance Report, available on the Novartis website at www.novartis.com/our-company/corporate-responsibility, which details progress and demonstrates the company’s commitment to be a leader in corporate responsibility. This report reflects the best-in-class reporting standard, the Global Reporting Initiative’s G4 guidelines, and fulfills the company’s reporting requirement as a signatory of the UN Global Compact.
Information contained in reports and releases issued by Novartis is only correct and accurate at the time of release. Novartis does not update past releases to reflect subsequent events, and advises against relying on them for current information.
Investor Relations program
An Investor Relations team manages the Group’s interactions with the international financial community. Several events are held each year to provide institutional investors and analysts with various opportunities to learn more about Novartis.
Investor Relations is based at the Group’s headquarters in Basel. Part of the team is located in the US to coordinate interaction with US investors. More information is available on the Novartis website:
www.novartis.com/investors. Investors are also welcome to subscribe to a free email service on this site.
Website information
Topic	Information

Share capital	Articles of Incorporation of Novartis AG www.novartis.com/investors/company-overview/corporate-governance Novartis key share data www.novartis.com/key-share-data

Shareholder rights	Articles of Incorporation of Novartis AG www.novartis.com/investors/company-overview/corporate-governance Investor Relations information www.novartis.com/investors

Board regulations	Board regulations www.novartis.com/investors/company-overview/corporate-governance

Executive Committee	Executive Committee www.novartis.com/our-company/executive-committee

Novartis code for senior financial officers	Novartis Code of Ethical Conduct for CEO and Senior Financial Officers www.novartis.com/investors/company-overview/corporate-governance

Additional information	Novartis Investor Relations www.novartis.com/investors

Compensation Report

Contents

Compensation Committee Chairman’s letter
Executive Committee compensation at a glance
Board compensation at a glance
Executive Committee compensation philosophy and principles
Executive Committee compensation policies
Executive Committee performance management process
2017 Executive Committee compensation
2018 Executive Committee compensation
2017 Board compensation
2018 Board compensation
Compensation governance

Dear Shareholder,

As Chairman of the Compensation Committee, I am pleased to present the 2017 Compensation Report of Novartis AG.
This report includes an “at a glance” management summary of key information, followed by full details of our Executive Committee and Board compensation for 2017, including changes that will apply from 2018.
During the year, we engaged in dialogue with many of our major shareholders and proxy advisors to gather feedback on our compensation systems and disclosures, and we considered this feedback when making decisions on both topics. Through these discussions, we also addressed concerns of some shareholders who opposed the 2016 Compensation Report at the 2017 Annual General Meeting (AGM).
2017 company performance
Novartis delivered strong performance in 2017, with Group sales, net income and free cash flow ahead of target in constant currencies. Growth drivers in the Innovative Medicines division, including Cosentyx, Entresto, Promacta/Revolade, and Tafinlar + Mekinist, more than offset the loss of exclusivity of Gleevec/Glivec. Sandoz experienced a small decline in sales but gained market share and outperformed peers in a challenging market. Alcon returned to growth and made good progress toward becoming a leaner and more agile medical devices company.
Novartis achieved or surpassed pipeline milestone targets, including a number of positive readouts of major studies. Access to healthcare programs were expanded. Talent has been strengthened in key leadership positions in many parts of the organization. Culture, particularly collaboration, has been further improved.
Shareholders benefited from an annual total shareholder return (TSR) in USD of 20.4%, including an increased dividend.
2017 CEO realized pay
The Board determined that the CEO met or exceeded his financial targets and strategic objectives set at the beginning of the year, and that he role modeled the Novartis Values and Behaviors. When determining his compensation, the Board also considered other factors such as the external business environment and competition. The CEO was awarded a 2017 Annual Incentive of 125% of target, i.e. CHF 3 937 542.
The first of the two Long-Term Incentives, the Long-Term Performance Plan (LTPP) for the 2015-2017 performance cycle, based on a cumulative three-year Novartis Cash Value Added target and long-term innovation milestones, vested at 114% of target, i.e. CHF 5 068 337.
The second Long-Term Incentive, the Long-Term Relative Performance Plan (LTRPP) for the 2015-2017 performance cycle, based on three-year relative TSR compared to the global healthcare peer group, did not vest due to our rank at No. 12 out of 13 companies, i.e. no payout.
In light of the company’s performance, the 2017 total realized compensation for the CEO was CHF 11 344 462, (compared with CHF 10 556 685 in 2016), and includes his base salary and benefits, his Annual Incentive for the

2017 performance year, and the vesting of his LTPP award for the 2015-2017 performance cycle, including dividend equivalents.
Compensation Report transparency
To provide greater transparency, we have enhanced the disclosures in this Compensation Report, including:
• Prospective disclosure of the retirement conditions of the outgoing CEO, Joseph Jimenez, as well as the target compensation of the newly appointed CEO, Vasant Narasimhan.
• Prospective disclosure of any 2018 increases in Executive Committee members’ target compensation, as well as the policy for setting compensation of newly appointed Executive Committee members.
• Realized compensation of the CEO – and for the first time, on an aggregated basis – the other members of the Executive Committee.
• An interim update on the one-off three-year performance award granted in 2016 to the Alcon CEO for the 2016-2018 performance cycle.
Changes to our executive compensation system
During the year, the Compensation Committee conducted a review of the Executive Committee compensation system, considering business needs, feedback from dialogue with shareholders and developments in compensation best practices. After the review, the Board and Compensation Committee approved the following changes:
• A simplified Annual Incentive balanced scorecard will be introduced that places additional weighting on financial performance (60% weighting) and that also focuses on key strategic objectives in the areas of innovation, access to healthcare, people and culture, data and digital (40% weighting). Values and Behaviors remain a key component of the Annual Incentive and are embedded in our culture. As such, members of the Executive Committee are expected to demonstrate these to the highest standard.
• The performance condition for the LTRPP has been made more stringent from the 2018-2020 performance cycle onward. Going forward, Executive Committee members will receive no payout if relative TSR is below the median of the companies in our global healthcare peer group.
• Finally, in line with evolving governance practices, we have revised our Long-Term Incentive plan rules for retiring Executive Committee members. From grants made in 2019 onwards, members who fulfill the retirement conditions under the plan rules will receive pro-rata vesting, rather than full vesting, of outstanding Long-Term Incentives. The timing of this change respects the one-year notice period required per Executive Committee employment contracts. Two members who have already met the conditions to retire with full vesting will be grandfathered under the current rules. These incentives will continue to have performance conditions applied and will vest at the end of the cycle on the normal vesting date.
Changes to our Board compensation system from the 2018 AGM
Board and committee membership fees have remained unchanged since the reduction that took place at the 2014 AGM. The Board has decided to rebalance its fee structure from the 2018 AGM to better recognize the responsibilities and time commitment of the committees, both of which have increased as a result of the evolving governance and regulatory environment. In particular, developments in compensation governance requirements have, over the last few years, resulted in a greater number of interactions between the Compensation Committee and shareholders and other external stakeholders.
The Board membership fee will decrease, and the committee membership fees will increase. The Board took into consideration external benchmarking information in the Swiss market as well as independent advice. The change is cost-neutral for the company, as the new fee structure results in the same average fee per Board member, excluding the Chairman.
In addition, following a review of practices among our peer group companies, the share ownership requirement for Board members will be increased from 4 000 to 5 000 shares, effective from the 2018 AGM. This minimum share ownership increase will strengthen the alignment of interests with those of shareholders. To allow sufficient time for Board members to achieve the increased requirement, they will have four years from appointment to acquire the minimum 5 000 shares under the new policy.
This change excludes the Chairman of the Board, whose share ownership requirement of 30 000 shares remains the same. In addition, all Board members will continue to be required to hold these shares for 12 months after retiring from the Board.
2018 CEO succession
Mr. Jimenez steps down as CEO on January 31, 2018, and will continue to support the Board and new CEO until his retirement date and the end of his notice period on August 31, 2018. He will retire in full compliance with the terms of his employment contract and the Novartis incentive plan rules. He will receive his annual base salary and pro-rated Annual Incentive until August 31, 2018. No new Long-Term Incentive awards will be made in January 2018. There will be no accelerated vesting of outstanding Long-Term Incentives, which will remain subject to performance over their full term. There will be no severance or non-compete payments.
Dr. Narasimhan will become CEO effective February 1, 2018. The Board determined Dr. Narasimhan’s compensation by taking into account the fact that this is his first Group CEO role. He will receive an annual base salary of CHF 1.55 million, with a view to increasing this over a period of three to four years, dependent on strong performance and proven ability in the role. Total performance-based variable compensation at target will be 475% of base salary split into his Annual Incentive (150%) and his two Long-Term Incentives (325%). This will result in an initial total annual compensation at target of CHF 8.91 million, 26% lower than that of Mr. Jimenez.
On behalf of Novartis and the Compensation Committee, thank you for your continued support and feedback, which we consider extremely valuable in driving improvements in our compensation systems and practices.
I invite you to send your comments to me at the following email address: investor.relations@novartis.com.
Respectfully,
Enrico Vanni, Ph.D.
Chairman of the Compensation Committee

Executive Committee compensation at a glance (pages 127 to 142)

2017 Executive Committee compensation system
Reflecting a strong focus on pay for performance and alignment with shareholder interest, variable pay represents a significant proportion of the package. Outcomes from variable pay elements can vary significantly (from 0% to 200% of the target level), depending on the level of performance achieved.
Fixed pay and benefitsAnnual base salaryPension and other benefitsVariable pay performance-relatedAnnual IncentiveLong-term share awardsLTPP1LTRPP2PurposeReflects responsibilities, experience and skill setsTailored to local market practices / regulationsRewards for performance against key short-term targets and Values and BehaviorsRewards long-term shareholder value creation and innovation in line with our strategyForm of paymentCashCountry / individual specific50% cash50% equity3 deferredfor three yearsEquityPerformance measuresPerformance matrix based on:•Individual balanced scorecard, including financial targets and individual objectives•Values and Behaviors•Novartis Cash Value Added•Innovation milestones•Relative TSR vs. global sector peers1LTPP = Long-Term Performance Plan 2LTRPP = Long-Term Relative Performance Plan3Executive Committee members may elect to receive more of their Annual Incentive in equity instead of cash.
The CEO’s Annual Incentive at target is 150% of base salary, his target LTPP is 200% of base salary and his target LTRPP is 125% of base salary. Based on Novartis’ compensation guidelines, the other members of the Executive Committee have Annual Incentive targets that range from 90% to 120% of base salary, and have Long-Term Incentives (LTPP and LTRPP) in total that range from 170% to 270% of base salary.
2017 CEO pay for performance – outcomes
2017 Annual Incentive Novartis performanceDeliver financial results•Group net sales, net income and free cash flow as a % of sales above target Ensure world-class commercial execution•Innovative Medicines delivered strong performance; Cosentyx well ahead of target, Entresto in line with expectations, Oncology sales slightly below target•Sandoz sales below target due to pricing pressure in the USTransform Alcon into an agile medicaldevicecompany•Alcon returned to growth with sales and core operating income results ahead of target, andall seven key approvals in innovation projects achievedStrengthen R&D•Pipeline milestone targets either achieved or surpassed, including 16 major approvals, 16major submissions and six FDA breakthrough therapy designationsImprove access to healthcare•Novartis access to healthcare programs expanded, with agreements now signed in sixcountries, delivering a portfolio of 15 products for USD 1 per treatment, per monthCreate a stronger company for the future•NTO, NBS and GDD delivered or over-delivered on productivity targets•Compliance, reputation and culture further improvedOverall performance outcome•Overall performance of the CEO was determined to be above expectations, based on achievements versus the targets set by the Board, and demonstration of the Novartis Values and Behaviors Overall outcome of 125% of target20152017 Long-Term IncentivesLong-Term Performance Plan (LTPP)•Novartis Cash Value Added outcome of 113% of target (75% weighting)•Key innovation milestones outcome of 115% of target (25% weighting) Overall outcome of 114% of targetLong-Term Relative Performance Plan (LTRPP)•Annual Total Shareholder Return (TSR) in USD was 20.4%. Absolute TSR growth in USD was 0.1% over the last three years. Relative performance in USD over the three-year performance cycle compared to peers was rank No. 12 out of 13 companiesOverall outcome of 0% of target

2017 total realized pay for the CEO
The 2017 total realized pay for the CEO was CHF 11 344 462 (compared with CHF 10 556 685 in 2016), and includes the payouts of the Annual Incentive, LTPP and LTRPP based on actual performance assessed for cycles concluding in 2017.
CHF 000sAnnual basesalaryPension and other benefits2017 Annual IncentiveLTPP 2015–20171LTRPP 2015–20171Total realizedcompensationJoseph Jimenez (CEO)2100239393750680113441The shown amounts represent the underlying share value of the total number of shares vested (including dividend equivalents) to the CEO for the LTPP and LTRPP performance cycle 2015-2017.
CEO succession – compensation elements
In September 2017, Novartis announced that Mr. Jimenez will retire following eight years as CEO and will be succeeded by Dr. Narasimhan effective February 1, 2018. An overview of the key compensation elements of the CEO succession is provided below. All terms are fully in line with the Swiss Ordinance against Excessive Compensation in Listed Companies.
Key compensation termsJoseph Jimenez(retiring CEO)All retirement terms are consistent with employment contract and incentive plan rules•12-month notice period ending August 31, 2018•No compensation increase in 2018 •Annual base salary, pension and other benefits, and Annual Incentive will be paid pro-rata in 2018•No new Long-Term Incentive grants in January 2018•Outstanding equity awards:No accelerated vesting Payout subject to achievement of performance conditions, share price movement and dividend equivalents •Incentives fully at risk, and subject to malus and clawback Vasant Narasimhan(appointed CEO)Target annual compensationCHF 000sp Salary1550p Annual Incentive (150% of salary)2325p LTPP (200% of salary; three-year cycle)3100p LTRPP (125% of salary; three-year cycle)1938Total at target8913•83% of total target compensation is variable performance-related pay•26% reduction versus his predecessor •Base salary will be kept under review, with any increases based on development and performance as CEO, consistent with the Executive Committee appointments compensation policy (details on page 124)

Board compensation at a glance (pages 146 to 150)

2017 Board compensation system
The compensation system applicable to the Board is shown below. All fees to Board members are delivered at least 50% in equity and the remainder in cash.

CHF 000s	AGM 2017-2018 annual fee

Chairman of the Board	3 800

Board membership	300

Vice Chairman	50

Chair of the Audit and Compliance Committee	120

Chair of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Research & Development Committee • Risk Committee	60

Membership of the Audit and Compliance Committee	60

Membership of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Research & Development Committee • Risk Committee	30

2017 Board compensation
Total actual compensation paid to Board members in the 2017 financial year is shown in the table below.
CHF 000s	2017 total compensation [1]

Chairman of the Board	3 805

Other 12 members of the Board	4 591

Total	8 396

[1] Includes an amount of CHF 15 622 for mandatory employer contributions for all Board members paid by Novartis to Swiss governmental social security systems. This amount is out of total employer contributions of CHF 298 206, and provides a right to the maximum future insured government pension benefit for the Board member.

Compensation governance at a glance

(page 152)
A summary of the compensation decision authorization levels within the parameters set by the AGM is shown below, along with an overview of the risk management principles.
Decision on	Decision-making authority

Compensation of Chairman and other Board members	Board of Directors

Compensation of CEO	Board of Directors

Compensation of other Executive Committee members	Compensation Committee

Executive Committee compensation risk management principles
• Rigorous performance management process
• Balanced mix of short-term and long-term variable compensation elements
• Performance evaluation under the Annual Incentive includes an individual balanced scorecard and assessed Values and Behaviors
• Performance-based Long-Term Incentives only, with three-year overlapping cycles
• All variable compensation is capped at 200% of target
• Contractual notice period of 12 months
• Post-contractual non-compete limited to a maximum of 12 months from the end of employment (annual base salary and Annual Incentive of the prior year only) as per contract, if applicable
• Good and bad leaver provisions apply to variable compensation of leavers
• No severance payments or change-of-control clauses
• Clawback and malus principles apply to all elements of variable compensation
• Share ownership requirements; no hedging or pledging of Novartis share ownership position

Executive Committee compensation philosophy and principles

Novartis compensation philosophy
Our compensation philosophy aims to ensure that Executive Committee members are rewarded according to their success in implementing the company strategy as well as their contribution to company performance and long-term value creation.
Pay for performance•Variable compensation is tied directly to the achievement of strategic company targetsShareholderalignment•Our incentives are significantly weighted toward long-term, equity-based plans•Measures under the Long-Term Incentives are calibrated to promote the creation of shareholder value •Executive Committee members are expected to build and maintain substantial shareholdings Balanced rewards•Balanced set of measures to create sustainable value•Mix of targets based on financial metrics, innovation, individual objectives, Values and Behaviors, and performance vs. competitorsBusiness ethics•The Values and Behaviors are an integral part of our compensation system•Forms part of the assessment of the individual objectives for the Annual IncentiveCompetitive compensation•Total compensation must be sufficient to attract and retain key global talent•Overarching emphasis on pay for performance
Alignment with company strategy
The Novartis strategy is to use science-based innovation to deliver better patient outcomes. We aim to lead in growing areas of pharmaceuticals and oncology medicines, generics and biosimilars, and eye care.
To align the compensation system with this strategy and to ensure that Novartis is a high-performing organization, the company operates both a short-term Annual Incentive and two Long-Term Incentive plans with a balanced set of measures and targets.
The Board determines specific, measurable and time-bound performance metrics for the Annual Incentive and the two Long-Term Incentive plans.
Executive Committee compensation
There is fierce competition within the pharmaceutical and biotechnology industries for top executive talent with deep expertise, competencies and proven performance. The Board and the Compensation Committee determine compensation for appointed Executive Committee members in line with the appointments compensation policy outlined on page 124.
Approach to benchmarking
Novartis takes a rigorous approach to peer group construction and maintenance. In recent years, the Compensation Committee has solicited feedback from shareholders and the Compensation Committee’s independent advisor in selecting peer companies for executive compensation comparison purposes. External peer data is one of the elements considered by the Board and the Compensation Committee when making decisions on executive pay and helps ensure the system and levels at Novartis remain competitive.
The Compensation Committee considers executive compensation among the peer group of 15 global healthcare companies set out in the table below, as communicated in last year’s Compensation Report. The companies in this peer group were selected based on a number of criteria that reflect our industry, as well as the size and scope of operations. Target compensation is generally positioned around the market median benchmark for comparable roles within this group.
Global healthcare peer groupAbbVieBiogenEli Lilly & Co.Johnson & JohnsonPfizerAmgenBristol-Myers SquibbGilead SciencesMerck & Co.RocheAstraZenecaCelgeneGlaxoSmithKlineNovo NordiskSanofi
The Compensation Committee believes that using a consistent set of peers that have a similar scope and size enables shareholders to evaluate the compensation year on year and make pay-for-performance comparisons. Novartis therefore makes the commitment to shareholders to confirm benchmarking practices, including the peer group, each year.
Although Novartis is headquartered in Switzerland, more than a third of sales come from the US market, and the US remains a significant talent pool for the recruitment of executives by the company. All current Executive Committee members have either worked in or have extensive experience with the US. It is therefore critical that Novartis is able to attract and retain key talent globally, especially from the US.
For consideration of European and local practices, the Compensation Committee also references a cross-industry peer group of Europe-headquartered multinational companies selected on the basis of comparability in size, scale, global scope of operations, and economic influence to Novartis. Five of these companies focus exclusively on healthcare: AstraZeneca, GlaxoSmithKline, Novo Nordisk, Roche and Sanofi. Ten companies are selected from the STOXX® All Europe 100 Index representing multiple sectors: Anheuser-Busch InBev, Bayer, BMW, Daimler, Danone, Heineken, L’Oréal, Merck KgaA, Nestlé and Unilever.
While the global healthcare peer group remains the primary comparator group for pay decisions, this second cross-industry group, which remains unchanged since last year, is used as an additional reference point to assess wider market pay practices and to minimize any distortions in Novartis compensation practices and systems.

Executive Committee compensation policies

Executive Committee appointments compensation policy
The Compensation Committee takes a prudent approach to setting compensation. Consistent with that philosophy, when determining the compensation arrangements for a newly appointed Executive Committee member, the following principles are applied:
Element of compensationPolicyLevelThe overall package should be market-competitive to facilitate the recruitment of global executive talent with deep expertise and competencies. The Compensation Committee will always intend to pay no more than it believes is necessary to secure the required individual. Annual base salaryThe Compensation Committee may appoint individuals who are new to a role on an annual base salary that is below the market level, with a view to increasing this toward a market level over a period of three to four years as an individual develops in the role. This prudent approach ensures pay levels are merit-based, with increases dependent on strong performance and proven ability in the role over a sustained period.IncentivesThe ongoing compensation package will normally include the key compensation elements and incentive opportunities in line with those offered to current Executive Committee members. In exceptional circumstances, higher Long-Term Incentive opportunities than those offered to current Executive Committee members may be provided, at the Compensation Committee’s discretion. Performance measures may include business-specific measures tailored to the specific role.Pension and other benefitsNewly appointed Executive Committee members are eligible for local market pension and other benefits in line with the wider senior employee group.Buy-outsThe Compensation Committee seeks to balance the need to offer competitive compensation opportunities to acquire the talent required by the business with the principle of maintaining a strong focus on pay for performance. As such, when an individual forfeits variable compensation as a result of appointment at Novartis, the Compensation Committee may offer replacement awards in such form as the Compensation Committee considers appropriate, taking into account relevant factors. Relevant factors include the replacement vehicle (i.e. cash, restricted share units, restricted shares or performance share units), whether the award is contingent on meeting performance conditions or not, the expected value of the forfeited award, the timing of forfeiture (i.e. Novartis mirrors the blocking or vesting period of the forfeited award) and the leaver conditions, in case the recruited individual leaves Novartis prior to the end of the blocking or vesting period. The Compensation Committee will seek to pay no more than is required to match the commercial value or fair value of payments and awards forfeited by the individual.International mobility If individuals are required to relocate or be assigned from their home location to take up their position, relocation support may be provided in line with our global mobility policies (e.g., relocation support, tax equalization).

Treatment of variable compensation for Executive Committee member leavers
The following table sets out the treatment of variable compensation for associates (including Executive Committee members) who leave Novartis during the performance or vesting period. All variable compensation is subject to malus and clawback provisions, including after termination of employment.
Element of compensationPolicyAnnual Incentive cash elementRetirement, termination by the company (for reasons other than performance or conduct), change of control, disability, deathPro-rata Annual Incentive is paid to reflect the portion of the year the individual was employed.Any other reasonNo Annual IncentiveAnnual Incentive mandatory deferral into restricted shares / RSUsIf a participant leaves employment due to voluntary resignation or misconduct, unvested restricted shares and restricted share units (RSUs) are forfeited. All awards are subject to non-compete terms until the end of the three-year blocking date, starting from the date of grant.Annual Incentive voluntary restricted shares / RSUs / ADRs (US associates only)Awards are not subject to forfeiture during the deferral period. Long-Term Incentives (LTPP / LTRPP)Voluntary resignation or termination by the company for misconductAll of the award will be forfeited.Terminated by the company for reasons other than performance or conduct, and change in control due to divestmentAwards vest on the regular vesting date, subject to performance, on a pro-rata basis for time spent with the company during the performance cycle. There is no accelerated vesting.Retirement For grants made until the end of 2018, awards vest on the normal vesting date, subject to performance, without the application of time pro-rating. For grants made to members of the Executive Committee from 2019 onward, awards will vest on the normal vesting date, subject to performance, with the application of time pro-rating. The timing of this change respects the one-year notice period required in the Executive Committee employment contracts.Death or long-term disability Accelerated vesting at target will be applied in the case of death and long-term disability.Non-compete agreementAll awards are subject to non-compete terms against the healthcare peer group until the vesting date.
Malus and clawback
Any incentive compensation paid to Executive Committee members is subject to malus and clawback rules. This means that the Board for the CEO, and the Compensation Committee for the other Executive Committee members, may decide – subject to applicable law – to retain any unpaid or unvested incentive compensation (malus), or to recover incentive compensation that has been paid or has vested in the past (clawback). This applies in cases where the payout conflicts with internal management standards, including company and accounting policies, or violates laws.
This principle applies to both the short-term Annual Incentive and the Long-Term Incentive plans.
In 2017, malus or clawback for current or former Executive Committee members was not required.

Executive Committee performance management process

To foster a high-performance culture, the company applies a uniform performance management process worldwide based on quantitative and qualitative criteria, including our Values and Behaviors. All Novartis associates, including the CEO and other Executive Committee members, are subject to a formal three-step process: objective setting, performance evaluation and compensation determination. This process is explained below.
Performance targets are generally set before the start of the relevant performance cycle. There is a rigorous framework in place for establishing targets to ensure they are suitably robust and challenging, and align with the strategic priorities of the Group. The key factors taken into account when setting targets include:
• Novartis strategic priorities.
• Internal and external market expectations.
• Regulatory factors (e.g., new launches, patent expiries).
• Investment in capital expenditure.
• Values and Behaviors.
The targets are challenged at multiple stages before they are ultimately approved by the Board. In line with good governance practices, the Compensation Committee works to set targets that are ambitious and challenging but that do not encourage undue risk taking.
Following the end of the performance cycle, the Board and the Compensation Committee consider performance against the targets originally set. The CEO and Executive Committee members are not present while the Board and Compensation Committee discuss their individual performance evaluations. Prior to determining the final outcome, related factors – such as performance relative to peers, wider market conditions and general industry trends – are used to inform the overall performance assessment.
Objective setting•The CEO discusses his targets with the Chairman of the Board; they are then reviewed and approved by the Board of Directors, based on input from the Compensation Committee. •For other Executive Committee members, targets for their division or unit are initially discussed with the CEO and subsequently approved by the Board and Compensation Committee. Performance evaluation•The CEO’s performance is assessed by the Board.•For Executive Committee members, the CEO discusses performance for each individual with the Chairman before making recommendations to the Board.•Periodic assessments, including at the mid-year stage, ensure progress is suitably tracked.Compensation determination •A recommendation for the CEO’s variable pay is made by the Compensation Committee to the Board for final determination.•The CEO’s recommendations for other Executive Committee members are considered and approved by the Compensation Committee, after which the Board is notified of the outcomes.

2017 Executive Committee compensation

System and performance outcomes
Annual base salary
Overview•The annual base salary is reviewed each year, taking into account the individual’s role, performance and experience; business performance and the external environment; increases across the Group; and market movements.2017 annual base salariesAnnual base salary (effective March 1, 2017):•CEO: CHF 2100000 (no increase awarded during the year)•Other Executive Committee members: see details on page 138Pension and other benefitsOverview•Pension and other benefits do not constitute a significant proportion of total compensation and are provided to Executive Committee members on the same terms as all other associates, based on country practices and regulations.•The company operates both defined benefit and defined contribution pension plans (see also Note 24 to the Group’s consolidated financial statements). •Novartis may provide other benefits according to local market practice. These include company car provision, tax and financial planning, and insurance benefits. •Executive Committee members who are required to relocate internationally may also receive additional benefits (including tax equalization), in line with the company’s global mobility policies.

Annual Incentive – 2017
PLAN OVERVIEWGrant formula On-target opportunities•CEO: 150% of annual base salary•Other Executive Committee members: 90% to 120% of annual base salary Performance measures•Performance is measured against a balanced scorecard of quantitative targets and individual objectives; behavior is assessed against the Novartis Values and Behaviors. Balanced scorecard•The 2017 balanced scorecard targets and achievements of the CEO are detailed on the next page. •Balanced scorecards for the other Executive Committee members have quantitative objectives (weighted 60%) specific to their division or business unit. For Group function heads, these are the same as the Group financial targets of the CEO. The individual objectives (weighted 40%) differ by role. They may include additional financial and strategic targets, such as EPS; growth, productivity and development initiatives; leadership; diversity; quality; and corporate responsibility initiatives, including access to medicine. They also include managing company reputational risk.Values and Behaviors•The Annual Incentive also takes into account an assessment of the following six Values and Behaviors: innovation, quality, collaboration, performance, courage and integrity. •The Executive Committee members are expected to demonstrate these at the highest level. Further details on the Values and Behaviors can be found on page 18.Payout matrix•The payout matrix equally recognizes performance against the balanced scorecard of financial and non-financial targets, and demonstration of our Values and Behaviors. The payout range is 0200% of on-target opportunity based on performance, as shown below:Form of award•At the end of the performance period, 50% is paid in cash and the remaining 50% is paid in Novartis restricted shares or RSUs, deferred for three years (see table on page 125 for details on leaver treatment).•Executives may choose to receive all or part of the cash portion of their Annual Incentive in Novartis shares or American Depositary Receipts (ADRs; US only) that will not be subject to forfeiture conditions. In the US, awards may also be delivered in cash under the US-deferred compensation plan.•Clawback and malus provisions apply to all Annual Incentive awards.Dividend rights, voting rights and settlement•Restricted shares carry voting rights and dividends during vesting period. RSUs are of equivalent value but do not carry voting rights and dividends during vesting period. •Following the vesting period, settlement of RSUs is made in unrestricted Novartis shares or ADRs. Annual base salaryxTarget incentive %=Target Annual Incentive% PayoutPerformance vs. balanced scorecardExceedingexpectations60  90%130  160%170  200%Meeting expectations0  70%90  120%130  160%Partially meeting expectations0%0  70%60  90%Partially meeting expectationsMeeting expectationsExceedingexpectationsValues and Behaviors assessment disclosure of CEO Annual incentive PrinciplesTargets and achievements of the Annual Incentive are disclosed in arrears due to commercial sensitivity of the targets. However, to ensure that shareholders can understand the basis for CEO Annual Incentive awards, a detailed balanced scorecard is disclosed annually after the end of the performance cycle.

2017 ceo Balanced Scorecard Balanced scorecard performance is measured in constant currencies to reflect operational performance that can be influenced. The Board uses a stringent process to set ambitious financial targets and incentivize superior performance.AchievementCEO achievements 2017Targetvs. targetGroupfinancial targets(60%)Group net sales|USD 48.4 billion|AboveCorporate net result|USD -1.5 billion|AboveGroup net income|USD 7.0 billion|Above Group free cash flow as a % of sales|19%|Strongly aboveOverall assessment of Group financial targets in constant currencies|AboveIndividualobjectives(40%)Additional financial targetsAboveIn constant currencies, operating income and earnings per share, as well as core operating income and core earnings per share, were above target. Annual total shareholder return in USD was 20.4%. Pharmaceuticals, Alcon and Sandoz exceeded their market share growth targets, while Oncology was slightly below target. Ensure world-class commercial execution|Largely metThe Innovative Medicines Division delivered strong performance. Cosentyx was well ahead of target, while Entresto was in line with expectations. Oncology sales were slightly below target, mainly due to a slower launch uptake of Kisqali. Sandoz sales were below target, impacted by industry pricing pressure in the US, partly offset by continued strong growth outside the US. Strong sales in biosimilars reinforced global leadership in the field. Transform Alcon into an agile medical device company|MetAlcon made good progress and returned to growth in 2017, with four quarters of successive growth. Sales and core operating income results were ahead of target. Seven key approvals were achieved (e.g., AcrySof IQ ReSTOR +2.5 D Multifocal Toric IOL launched in the US, CyPass Micro-Stent launched in the EU), and fundamentals in both the commercial organization and the supply chain were significantly improved.Strengthen R&D |Strongly above Pipeline milestone targets were achieved or surpassed, including 16 major approvals and 16 major submissions. Novartis received six breakthrough therapy designations from the FDA. 15 positive readouts from major studies were delivered (e.g., CAR-T 19, RTH258, CANTOS and BAF312). Sandoz had five key filings of biosimilars. The Novartis Institutes for BioMedical Research launched an initiative to better explore new targets, showing positive results, and Global Drug Development efficacy improved significantly.Expand access to healthcare, and corporate responsibility|MetAccess to healthcare programs were expanded, with agreements now signed in six countries to bring a portfolio of 15 products to participating governments and organizations for the price of USD 1 per treatment, per month. Over USD 530000 of such treatments were delivered in 2017. Global endorsement of a new action plan to accelerate leprosy elimination was reached. Novartis reached new milestones in efforts to eliminate malaria. USD 850 million in treatments have now been delivered since 2001, and Novartis initiated clinical trials for KAF156, a novel compound against multidrug-resistant malaria. Novartis signed its first US windfarm power purchase agreement to offset carbon emissions.Create a stronger company for the future|Met NTO, NBS and GDD delivered or over-delivered on productivity targets. Compliance and integrity were strengthened. The global compliance program Step Change was fully transitioned and embedded into the organization. Novartis announced the acquisition of Advanced Accelerator Applications SA in Oncology and invested in a number of digital technologies in R&D, commercial and operations. 99% of health authority quality inspections were deemed good or acceptable. Reputation improved further, with good progress in a number of important industry rankings. Culture, particularly collaboration across the organization, further improved. Talent was upgraded in all divisions, and diversity targets for leadership were met. Overall assessment of individual objectives|Above Overall assessment of CEO balanced scorecardAbove target
ANNUAL INCENTIVE PAYOUT FOR the 2017 performance yearCEO payout In reaching its recommendation to the Board on the CEO’s 2017 Annual Incentive payout factor, the Compensation Committee recognized that overall, he exceeded expectations. Overall, the Board approved an Annual Incentive payout of 125% of target, i.e. CHF 3 937 542 for the CEO.

Long-Term Performance Plan – 2015-2017 cycle
The Long-Term Performance Plan (LTPP) is the first of two Long-Term Incentive plans, which rewards creation of long-term value and innovation, in line with our business strategy.
Plan overview Grant formula At the start of the performance cycle, performance share units (PSUs) are granted under each of the Long-Term Incentive plans, as follows:On-target opportunity and payout rangeOn-target opportunities:•CEO: 200% of annual base salary•Other Executive Committee members: between 140% and 190% of annual base salaryPayout range: from 0% to 200% of the on-target amount based on performanceForm of awardPSUs granted at the beginning of the cycle will vest at the end of the three-year performance cycle and are converted into Novartis shares.PSUs carry dividend equivalents that are paid in shares at the end of the cycle to the extent that performance conditions have been met.Payout formula:Policy information on page 125 provides details on the treatment of Long-Term Incentive awards for leavers.Step 1Annual base salaryxTarget incentive %=Grant valueStep 2Grant value/Share price=Target number of PSUsTarget number of PSUsxPerformance factor+Dividend equivalents=Realized PSUs
For the 2015-2017 cycle, the tables below provide details on the achievements and payouts for each of the two performance measures of the LTPP. The Novartis Cash Value Added performance measure (75% weighting) applies equally for the CEO and the other Executive Committee members. The innovation performance measure (25% weighting) is specific to the respective head of the division or unit, and is a weighted average of the divisions or units for the CEO and Group function heads.
Performance measure 1: Novartis Cash Value Added (ncva) for 2015-2017 cycle (75% of LTPP)DescriptionNCVA incentivizes sales growth and margin improvement as well as asset efficiency. It is calculated as follows:1 WACC = weighted average cost of capital2 NCVA = (cash flow return on investment % WACC) x gross operational assets in constant currenciesThe NCVA performance factor is based on a 1:3 payout curve, where a 1% deviation in realization versus target leads to a 3% change in payout (for example, a realization of 105% leads to a payout factor of 115%). Accordingly, if performance over the three-year vesting period falls below 67% of target, no payout is made for this portion of the LTPP. If performance over the three-year vesting period is above 133% of target, payout for this portion of the LTPP is capped at 200% of target.Group performance outcome for the 2015-2017 cycleDuring the 2015-2017 cycle, Novartis delivered an NCVA of USD 8.3 billion, 4.4% ahead of a target of USD 7.9 billion in constant currencies. This was mainly due to a much stronger operational performance in 2017, driven especially by Cosentyx and Entresto, and Alcon returning to growth. Following the application of the 1:3 payout curve, the 104.4% achievement versus target generates a performance factor of 113% of target for this part of the LTPP. When determining the NCVA target for 2015-2017 in comparison to the 2014-2016 cycle, the Board took into account predominantly the loss of exclusivity of Glivec/Gleevec, a total of USD 2.8 billion of sales in 2017 compared to 2014. They also considered the impact of the negative currency effects (strengthening of the US dollar), which were partly offset by lower costs of capital resulting from lower interest rates.Operating income+Amortization, impairments, and adjusting for gains / losses from non-operating assetsTaxesCapital charge (based on WACC1) on gross operational assets=NCVA2

Performance measure 2: Innovation measure for cycle 2015-2017 (25% of LTPP)DescriptionInnovation is a key value driver for shareholders and is critical to our future. At the beginning of the cycle, the Research & Development Committee determines the most important target milestones, considering the following:•The expected future potential revenue•The potential qualitative impact of research and development on science and medicine•The potential impact of research and development on the treatment or care of patientsAt the end of the cycle, the Compensation Committee determines the payout factor based on the performance assessment made by the Research & Development Committee.Payout range 0150% based on achievement of target milestones; payout range 150200% for truly exceptional performance.Group performance outcome for the 2015-2017 cycleDuring the 2015-2017 performance cycle, Novartis delivered solid performance versus target on innovation, which accelerated over the three-year performance period. Some of the successes in the Innovative Medicines Division included approvals of Cosentyx (ankylosing spondylitis and psoriatic arthritis) and Kisqali (metastatic breast cancer), as well as the AMG 334 (migraine) submission. The serelaxin (acute heart failure) pivotal study readout was disappointing. Sandoz achievements included the rituximab US and EU filings, as well as epoetin alfa EU approval. Sandoz did not achieve approval in the US and EU for pegfilgrastim. Alcon achieved EU approval for the Clareon IOL with AutonoMe pre-loaded delivery system, and EU approval for Dailies Total1 Multifocal. NIBR discovered several unanticipated targets using shRNA/CRISPR and phenotypic screens, translational clinical research and integrative genomics. The achievements made over the three-year performance cycle will have a positive impact on Novartis, the scientific and medical community, and patient outcomes. Following input from the Research and Development Committee, the Board approved an innovation performance factor for the Group of 115% of target.
LTPP PAYOUT for the 2015-2017 performance cycle CEO payoutOverall, the Board approved an LTPP payout of 114% of target for the CEO, i.e. CHF 5 068 337 (including CHF 446 250 of dividend equivalents accrued and CHF -66 618 in share price evolution over the performance cycle).
disclosure of LTPP targetsPrinciplesLTPP targets (NCVA and long-term innovation) are considered commercially sensitive at the time of setting and therefore are not disclosed on a prospective basis. However, to ensure that shareholders are able to understand the link between pay and performance, we will disclose the targets, achievements and payout after the end of the performance cycle.

Long-Term Relative Performance Plan – 2015-2017 cycle
The Long-Term Relative Performance Plan (LTRPP) is the second of two Long-Term Incentive plans, which rewards competitive shareholder return relative to the global healthcare peer group.
plan overview Grant formula At the start of the performance cycle, PSUs are granted under each of the Long-Term Incentive plans, as follows:On-target opportunity and payout rangeOn-target opportunities:•CEO: 125% of annual base salary •Other Executive Committee members: between 30% and 80% of annual base salaryPayout range: from 0% to 200% of the on-target amount based on performanceForm of awardPSUs granted at the beginning of the cycle will vest at the end of the three-year performance cycle and are converted into Novartis shares.PSUs carry dividend equivalents that paid in shares at the end of the cycle to the extent that performance conditions have been met.Payout formula:Policy information on page 125 provides details on the treatment of Long-Term Incentive awards for leavers.Step 1Annual base salaryxTarget incentive %=Grant valueStep 2Grant value/Share price=Target number of PSUsTarget number of PSUsxPerformance factor+Dividend equivalents=Realized PSUs
Relative TSR performance for cycle 2015-2017 (100% of LTRPP)DescriptionPerformance is based on our TSR relative to a global healthcare peer group. Outperformance of this peer group is a key indicator of the extent to which Novartis is delivering long-term value for shareholders.The peer group and payout matrix for the 2015-2017 performance cycle are as follows:1From the LTRPP 2017-2019 performance cycle onward, a revised peer group of 15 global healthcare companies applies, as listed on page 123.2 From the LTRPP 2018-2020 performance cycle onward, there will be no vesting for below median performance.The payout matrix includes a significant reduction (including scope to reduce to nil) when Novartis does not outperform the majority of the companies in the group.At the end of the performance cycle, all companies are ranked in order of highest to lowest TSR in USD. The Compensation Committee uses its discretion to determine the payout factor within the ranges shown above, and takes into consideration factors such as absolute TSR, overall economic conditions, currency fluctuations and other unforeseeable economic situations. Group performance outcomefor the 2015-2017 cycleAbsolute annual TSR in USD was 20.4%. Absolute TSR over the three-year cycle was 0.1% in USD (-1.4% in CHF). Relative TSR performance in USD was rank number 12 out of 13 companies (rank number four among five European comparators).The Board awarded a performance factor of 0%.2015-2017 peer group (12 companies, excluding Novartis)1AbbotAstraZenecaGlaxoSmithKlinePfizerAbbVieBristol-Myers SquibbJohnson & JohnsonRocheAmgenEli Lilly & Co.Merck & Co.SanofiNovartis position Payout range2in the peer group(% of target)Position 1 3Position 4 6Position 7 10Position 11 13160 200% 100 140%20 80%0%
LTRPP PAYOUT for the 2015-2017 performance cycle CEO payout Overall, the Board approved an LTRPP payout of 0% of target for the CEO, i.e. no payout.

Realized compensation
To aid shareholders’ understanding of the link between pay and short-term and long-term performance, the Compensation Committee has decided to disclose the realized compensation for the CEO individually and, for the first time, the other members of the Executive Committee on an aggregated basis. Disclosing realized compensation means that the Annual Incentive and the Long-Term Incentives are disclosed at the end of their respective performance cycles, reflecting actual payouts based on performance.
The total actual payout may vary year-on-year depending on multiple factors, including the composition of the Executive Committee and the tenure of its members (as new members may not have vested Long-Term Incentives), compensation increases, payout of variable compensation based on actual performance, share price fluctuations of Long-Term Incentives, and dividend equivalents.
2017 realized compensation for the CEO and other Executive Committee members
The table below reports the fixed and other compensation for the year, including the Annual Incentive for the 2017 performance year, as well as the realized Long-Term Incentives for the 2015-2017 performance cycle. The portion of the Annual Incentive paid in shares for the year 2017 is disclosed using the underlying value of Novartis shares at the date of grant, while the realized value of the LTPP and LTRPP payouts (including dividend equivalents) is calculated using the share price on the date of vesting.

		2017 annual base salary	2017 pension benefits	2017 Annual Incentive[1]		Long-Term Incentives		Other 2017 Compensation[2]

						LTPP 2015–2017 cycle	LTRPP 2015–2017 cycle

	Currency	Cash (amount)	Amount	Cash	Equity [1]	Equity (value at vesting date) [2]	Equity (value at vesting date) [2]	Amount [3]	Total realized compensation (incl. Share price movement) [4]

Executive Committee members active on December 31, 2017

Joseph Jimenez (CEO)	CHF	2 100 000	166 397	1 968 750	1 968 792	5 068 337	0	72 186	11 344 462

Aggregate realized compensation of the other 10 ECN members	CHF	9 310 740	1 675 398	5 841 107	7 743 069	8 355 739	0	3 248 419	36 174 472

Total [5]	CHF	11 410 740	1 841 795	7 809 857	9 711 861	13 424 076	0	3 320 605	47 518 934

See page 134 for 2016 comparative figures.
[1] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 18, 2018) of CHF 82.90 per Novartis share and USD 86.41 per ADR.

[2] The amounts represent the underlying share value of the 160 733 PSUs vesting on January 21, 2018 to the CEO and other Executive Committee members for the performance cycle 2015-2017, inclusive of earned dividend equivalents for the three-year cycle. The value is determined using the closing share price on the last trading day (January 19, 2018) before the vesting date of CHF 83.38 per Novartis share and USD 86.94 per ADR. For two members of the Executive Committee, the vesting value is reported pro-rata based on the period they were an Executive Committee member during the performance cycle.

[3] Includes any other perquisites, benefits in kind, international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization).

[4] All amounts are before deduction of the social security contribution and income tax due by the Executive Committee member.
[5] Amounts for Executive Committee members paid in USD were converted at a rate of CHF 1.00 = USD 1.015, which is the same average exchange rate used in the Group's 2017 consolidated financial statements.

The aggregate amount of realized compensation for the members of the Executive Committee shown in the table above is CHF 47 518 934 million. This figure is below past and expected future levels, despite the fact that the Annual Incentive and the LTPP paid out above target on average for the members, mainly due to the following factors:
• There was no payout for the LTRPP for any of the Executive Committee members in 2017, due to relative TSR over the 2015-2017 performance cycle.
• Five members of the Executive Committee either did not receive LTPP vesting or received limited LTPP vesting in 2017. This is because they were either recent external hires who did not receive a grant three years earlier, or internal promotions who received lower Long-Term Incentive grants based on their compensation prior to Executive Committee appointment.
At the start of the 2015-2017 performance cycle, the CEO was granted 48 626 target performance share units under the LTPP at a share price of CHF 84.75, for a total target grant value of CHF 4 121 054. As shown in the table above, the realized value of the LTPP for the CEO was CHF 5 068 337. Compared to the target value at the grant date, this includes CHF 567 651 relating to the performance over the cycle, CHF -66 618 due to share price movement and CHF 446 250 of dividend equivalents.
At the start of the 2015-2017 performance cycle, the other members of the Executive Committee were granted 80 325 target performance share units under the LTPP at a share price of CHF 84.75 (ADR price of USD 98.75 for Executive Committee members on a US employment contract at an exchange rate of CHF 1 = USD 1.040 at grant), for a total target grant value of CHF 6 887 395 (which is pro-rated for two Executive Committee members based on the period they were an Executive Committee member during the performance cycle). As shown in the table above, the realized value of the LTPP for the other members of the Executive Committee was CHF 8 355 739. Compared to the target value at the grant date, this includes CHF 931 727 relating to the performance over the cycle, CHF -195 650 due to share price and foreign exchange movements and CHF 732 267 of dividend equivalents.
The column titled “Other 2017 Compensation” in the 2017 total realized compensation of the Executive Committee includes the following amounts:
• CHF 470 925 relating to the vesting of a buy-out award made to Richard Francis when he joined Novartis in 2014 to replace a time-vesting long-term incentive that he lost by leaving his previous employer upon joining Novartis.
• CHF 40 174 relating to the vesting of a buy-out award made to Paul Hudson to replace a time-vesting long-term incentive he lost upon joining Novartis in 2016, and CHF 729 047 relating to the vesting of a buy-out award made to him to replace a performance-vesting long-term incentive that he lost with his previous employer upon joining Novartis. This latter award was granted with performance conditions attached, to mirror the forfeited award. The performance conditions applied were the same as those for the LTPP for the 2014-2016 performance cycle (NCVA and long-term innovation).
All abovementioned buy-out awards were disclosed at the time of grant in previous Compensation Reports.
2016 realized compensation for the CEO and other Executive Committee members (comparative information)
For comparative purposes, 2016 realized compensation is provided below. The main reason for the higher aggregate realized pay in 2016 was the overlap in compensation for outgoing and newly appointed Executive Committee members in 2016. Three members who stepped down in 2016 received ongoing contractual payments during their notice periods while their successors were already in place.
		2016 annual base salary	2016 pension benefits	2016 Annual Incentive[1]		Long-Term Incentives		Other 2016 Compensation[2]

						LTPP 2014–2016 cycle	LTRPP 2014–2016 cycle

	Currency	Cash (amount)	Amount	Cash	Equity [1]	Equity (value at vesting date) [2]	Equity (value at vesting date) [2]	Amount [3]	Total realized compensation (incl. Share price movement) [4]

Executive Committee members active on December 31, 2016 and members who stepped down during financial year 2016

Joseph Jimenez (CEO)	CHF	2 093 417	160 283	1 417 500	1 417 510	4 950 334	442 013	75 628	10 556 685

Aggregate realized compensation of the other 13 ECN members [5]	CHF	8 778 483	1 675 484	4 825 680	6 516 148	12 190 674	733 656	9 684 126	44 404 251

Total [6]	CHF	10 871 900	1 835 767	6 243 180	7 933 658	17 141 008	1 175 669	9 759 754	54 960 936

[1] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 17, 2017) of CHF 71.35 per Novartis share and USD 71.99 per ADR.

[2] The amounts represent the underlying share value of the PSUs vesting to Executive Committee members for the performance cycle 2014-2016, based on the closing share price on the vesting date (January 17, 2017) of CHF 71.35 per Novartis share and USD 71.99 per ADR, plus earned dividend equivalents during the three-year cycle.

[3] Includes any other perquisites, benefits in kind, international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization). In addition, for the three Executive Committee members who stepped down during 2016, it includes, inter alia, their pro-rata compensation from the date they stepped down from the Executive Committee to December 31, 2016.

[4] All amounts are before deduction of the social security contribution and income tax due by the Executive Committee member.
[5] This represents realized compensation of ten Executive Committee members who were active on December 31, 2016 as well as three members who stepped down during 2016.
[6] Amounts for Executive Committee members paid in USD were converted at a rate of CHF 1.00 = USD 1.015, which is the same average exchange rate used in the Group's 2016 consolidated financial statements.

The column titled “Other 2016 Compensation” 2016 total realized compensation of the Executive Committee includes the following amounts:
• CHF 1 059 750 relating to the vesting of a buy-out award made to Richard Francis when he joined Novartis in 2014 to replace a time-vesting long-term incentive that he lost by leaving his previous employer.
• CHF 191 300 relating to a cash buy-out award made to Paul Hudson when he joined Novartis in 2016 to replace a short-term incentive that he lost by leaving his previous employer.
• USD 844 250 relating to a cash buy-out award made to James Bradner when he joined Novartis in 2016 to replace lost entitlements at one of his former scientific companies.
All abovementioned buy-out awards were disclosed at the time of grant in previous Compensation Reports.

Compensation at grant value
In accordance with the Swiss Ordinance against Excessive Compensation in Listed Companies, Novartis continues to disclose total compensation at grant value for the CEO and other Executive Committee members. The tables below disclose for the CEO and other Executive Committee members:
• Fixed 2017 compensation (base salary and benefits).
• The actual cash portion and the deferred portion granted in equity of the 2017 Annual Incentive.
• LTPP and LTRPP 2017-2019 performance cycle awards, which are reported at target value at grant date under the assumption that the awards will vest at 100% achievement and excluding any share price movement and dividend equivalents that may be accrued over the performance cycle. The future payout will only be determined after the performance cycle concludes in three years (i.e., end of 2019), with a payout range of 0–200% of the target value.
• Other compensation for 2017, which includes other benefits and the full amount of compensation for lost entitlements from former employers, either paid in cash or granted in equity in the year.
To assess CEO pay for performance in 2017, including the Annual Incentive payout for the 2017 performance year and the Long-Term Incentive payouts for the 2015-2017 performance cycle, shareholders should refer to the 2017 realized compensation table on page 133.
2017 compensation at grant value for the CEO and other Executive Committee members
		Fixed compensation and pension benefits		Variable compensation

		Actual compensation paid or granted for 2017				Long-Term Incentive 2017-2019 cycle grants at target

		2017 annual base salary	2017 pension benefits	2017 Annual Incentive (performance achieved)		LTPP 2017–2019 cycle	LTRPP 2017–2019 cycle	Other 2017 compensation	Total compensation paid, promised or granted 2017

	Currency	Cash (amount)	Amount [1]	Cash	Equity (value at grant date) [2]	PSUs (target value at grant date) [3]	PSUs (target value at grant date) [3]	Amount [4]	Amount [5]

Executive Committee members active on December 31, 2017
Joseph Jimenez (CEO)	CHF	2 100 000	166 397	1 968 750	1 968 792	4 200 018	2 625 038	72 186	13 101 181

Steven Baert	CHF	775 000	154 652	663 000	663 034	1 170 069	468 056	119 218	4 013 029

F. Michael Ball	USD	1 120 000	203 546	873 600	873 605	1 792 047	784 043	293 289	5 940 130

James Bradner	USD	1 066 385	117 394	898 800	898 837	1 819 043	856 033	45 855	5 702 347

Felix R. Ehrat	CHF	928 333	137 334	223 200	892 833	1 581 045	558 028	15 034	4 335 807

Richard Francis	CHF	841 667	176 362	425 000	425 028	1 360 002	510 010	1 112 948	4 851 017

Paul Hudson	CHF	958 333	203 485	950 400	950 449	1 536 023	672 046	197 101	5 467 837

Harry Kirsch	CHF	1 038 333	153 854	800 800	800 814	1 768 053	832 012	58 710	5 452 576

Vasant Narasimhan	CHF	841 667	168 562	807 500	807 529	1 360 002	510 010	50 603	4 545 873

Bruno Strigini (until December 31, 2017) [6]	CHF	898 333	210 613	225 000	225 074	1 440 057	540 048	50 000	3 589 125

André Wyss	CHF	875 000	154 339	0	1 232 060	1 408 021	528 061	70 526	4 268 007

Total [7]	CHF	11 410 740	1 841 795	7 809 857	9 711 861	19 381 014	8 859 147	2 080 458	61 094 873

Based on assumption of 100% payout at target. Actual payout (0-200% of target) will be known at the end of the three-year cycle in January 2020.
See page 136 for 2016 comparative figures.
[1] Includes mandatory employer contributions of CHF 4 336 for the CEO and CHF 50 227 for the other Executive Committee members paid by Novartis to governmental social security systems. This amount is out of total employer contributions of CHF 2 710 445 paid in 2017 for all Executive Committee members, and provides a right to the maximum future insured government pension benefit for the Executive Committee member.

[2] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 18, 2018) of CHF 82.90 per Novartis share and USD 86.41 per ADR.

[3] The amounts represent the underlying share value of the target number of PSUs granted to Executive Committee members for the performance cycle 2017-2019, based on the closing share price on the grant date (January 17, 2017) of CHF 71.35 per Novartis share and USD 71.99 per ADR.

[4] Includes any other perquisites, benefits in kind, and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization).

[5] All amounts are before deduction of the social security contribution and income tax due by the Executive Committee member.
[6] Bruno Strigini stepped down from the Executive Committee at the end of the 2017 business year. The LTPP and LTRPP grants for the 2017-19 performance cycle, included in the table above, will vest at the end of the performance cycle on a pro-rata basis per his contractual agreement and subject to the plan rules .

[7] Amounts in USD for F. Michael Ball and James Bradner were converted at a rate of CHF 1.00 = USD 1.015, which is the same average exchange rate used in the Group's 2017 consolidated financial statements.

When comparing the Executive Committee compensation at grant in 2017 to the compensation at grant in 2016, it may be noted that the two members of the Executive Committee who joined in July 2016, Mr. Hudson and Mr. Strigini, were compensated in 2017 for the first time on a full year basis, including their Annual Incentive based on 2017 performance and full Long-Term Incentive grants.
2016 compensation at grant value for the CEO and other Executive Committee members
For comparative purposes, the table below provides the compensation at grant value for 2016.
		Fixed compensation and pension benefits		Variable compensation

		Actual compensation paid or granted for 2016				Long-Term Incentive 2016-2018 cycle grants at target

		2016 annual base salary	2016 pension benefits	2016 Annual Incentive (performance achieved)		LTPP 2016–2018 cycle	LTRPP 2016–2018 cycle	Other 2016 compensation	Total compensation paid, promised or granted 2016

	Currency	Cash (amount)	Amount [1]	Cash	Equity (value at grant date) [2]	PSUs (target value at grant date) [3]	PSUs (target value at grant date) [3]	Amount [4]	Amount [5]

Executive Committee members active on December 31, 2016 [6]
Joseph Jimenez (CEO)	CHF	2 093 417	160 283	1 417 500	1 417 510	4 200 031	2 625 079	75 628	11 989 448

Steven Baert	CHF	721 667	147 442	554 730	554 746	1 050 048	350 042	139 159	3 517 834

F. Michael Ball (from February 1, 2016)	USD	1 012 308	60 574	553 574	553 603	1 742 284	762 269	4 040 748	8 725 360

James Bradner (from March 1, 2016)	USD	888 462	58 859	579 393	579 448	1 687 473	794 195	1 155 169	5 742 999

Felix R. Ehrat	CHF	915 833	148 122	202 400	809 680	1 564 033	552 002	14 852	4 206 922

Richard Francis	CHF	786 667	188 738	520 000	520 070	1 280 062	480 033	1 116 054	4 891 624

Paul Hudson (from July 1, 2016)	CHF	475 000	108 818	288 945	288 968	0	0	3 090 313	4 252 044

Harry Kirsch	CHF	1 025 000	141 510	736 450	736 475	1 751 009	824 018	51 361	5 265 823

Vasant Narasimhan (from February 1, 2016)	CHF	764 993	157 348	537 531	537 551	1 093 245	364 468	102 868	3 558 004

Bruno Strigini (from July 1, 2016)	CHF	445 000	109 057	211 863	211 910	1 074 442	268 670	45 696	2 366 638

André Wyss	CHF	830 834	146 289	0	1 275 025	1 360 001	425 040	95 595	4 132 784

Subtotal [7]	CHF	9 931 091	1 425 275	5 585 643	7 468 241	16 751 942	7 422 814	9 850 656	58 435 662

Executive Committee members who stepped down during 2016 [8]
David Epstein (until June 30, 2016)	USD	699 767	290 385	428 400	428 412	1 285 264	642 632	4 529 809	8 304 669

Mark C. Fishman (until February 29, 2016)	USD	175 154	107 706	195 000	0	0	0	126 454	604 314

Jeff George (until January 31, 2016)	USD	80 000	18 558	44 000	43 986	0	0	2 996 905	3 183 449

Subtotal [7]	CHF	940 809	410 492	657 537	465 417	1 266 270	633 135	7 540 067	11 913 726

Total [7]	CHF	10 871 900	1 835 767	6 243 180	7 933 658	18 018 212	8 055 949	17 390 723	70 349 389

Based on assumption of 100% payout at target. Actual payout (0-200% of target) will be known at the end of the three-year cycle in January 2019.

[1] Includes mandatory employer contributions of CHF 4 336 for the CEO and CHF 70 880 for the other Executive Committee members paid by Novartis to governmental social security systems. This amount is out of total employer contributions of CHF 3 263 989 paid in 2016 for all Executive Committee members, and provides a right to the maximum future insured government pension benefit for the Executive Committee member.

[2] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 17, 2017) of CHF 71.35 per Novartis share and USD 71.99 per ADR.

[3] The amounts represent the underlying share value of the target number of PSUs granted to Executive Committee members for the performance cycle 2016-2018, based on the closing share price on the grant date (January 20, 2016) of CHF 79.70 per Novartis share and USD 80.49 per ADR. For F. Michael Ball, the target PSUs were granted on February 1, 2016, at the closing share price of the same date (USD 77.27 per ADR).

[4] Includes any other perquisites, benefits in kind, international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization), compensation granted for forfeited entitlements at previous employers and, for F. Michael Ball, a one-off performance award with target value at grant date of USD 3.9 million. In addition, for Executive Committee members who stepped down during 2016, it includes, inter alia, their pro-rata compensation from the date they stepped down from the Executive Committee to December 31, 2016 (see also note 8 below).

[5] All amounts are before deduction of the social security contribution and income tax due by the Executive Committee member.
[6] For those members who joined the Executive Committee in 2016, the information under the columns "annual base salary", "pension benefits" and "Annual Incentive" includes their pro-rata compensation from the date they joined the Executive Committee to December 31, 2016. The information under "LTPP" and "LTRPP" columns reflects their pro-rata compensation at target for the period to December 31, 2018.

[7] Amounts in USD for Mr. Ball, James Bradner, David Epstein, Mark C. Fishman and Jeff George were converted at a rate of CHF 1.00 = USD 1.015, which is the same average exchange rate used in the Group's 2016 consolidated financial statements.

[8] For those members who stepped down from the Executive Committee in 2016, the information under the columns "annual base salary", "pension benefits", "Annual Incentive", "LTPP" and "LTRPP" reflects the pro-rata value during 2016 for the period they were an Executive Committee member. The information under the column "Other 2016 compensation" includes, inter alia, the aggregated pro-rata value from the date they stepped down from the Executive Committee to December 31, 2016.

Interim update on the Alcon CEO’s 2016 one-off performance award (performance cycle 2016-2018)
As disclosed in last year’s Compensation Report, the Alcon CEO received a one-off award of 50 000 performance share units in February 2016, subject to the achievement of targets linked to the turnaround of Alcon during the 2016-2018 performance cycle. The targets of this one-off performance award are separate from the Annual Incentive or the LTPP and LTRPP targets.
The performance metrics are based on financial and non-financial targets of Alcon, including sales growth ahead of peers, core operating income growth ahead of sales growth, core operating income margin at the average of peers, and successful launches of new products. Should the Alcon CEO achieve these ambitious targets, Alcon will be performing at a very competitive level in the market.
After 2016, performance was tracking significantly below target. Toward the end of 2017 (the second year of the three-year performance cycle), Alcon began to close that gap versus target. Sales growth is accelerating and core operating income is growing ahead of sales. Innovation targets are being met and products in development are beginning to emerge.
We will disclose the targets and final payout of this Long-Term Incentive award after the full three-year performance cycle concludes and once we are able to assess Alcon’s performance relative to peers.

2017 CEO and Executive Committee member total target compensation increases
During 2017, the CEO did not receive an increase in his total target compensation. Most other members of the Executive Committee were awarded increases of between 0% and 3%. Exceptions are outlined below. For context, the average of all Novartis employee annual base salary increases was 1% in Switzerland and 3% in the US.
Consistent with our Executive Committee appointments compensation policy (see page 124), four members were appointed to the Executive Committee in recent years with total target compensation below the market median level of compensation against comparable roles at external peer companies. In making its decisions, the Compensation Committee took into account the annual benchmarking analysis, for each of these roles, provided by Willis Towers Watson. The total target compensation for these members has been assessed over the last two to three years, and increases in line with proven performance have been made, as described below.
Vasant Narasimhan
Vasant Narasimhan was promoted to Global Head of Drug Development and Chief Medical Officer, and joined the Executive Committee in early 2016. The Board assessed his performance since appointment as outstanding. He strengthened the pipeline by receiving 11 development approvals and completing 13 major submissions. He also strengthened the interface between the Novartis Institutes for BioMedical Research and Global Drug Development. Therefore, for 2017, his annual base salary was increased by 6.3%, and his target aggregate incentive opportunity was increased from 290% of annual base salary to 320%. Overall, his 2017 total target compensation* increased by 14% compared to 2016. The 2018 compensation details for Dr. Narasimhan following his appointment as CEO, effective February 2018, are disclosed on page 143.
Steven Baert
Steven Baert was promoted to Head of Human Resources (HR) in 2014. During 2016, he played a leading role in the design and transformation of the Novartis operating model, the execution of the portfolio transformation, and various other key HR functions. In this context, Mr. Baert received an annual base salary increase of 4% at the onset of 2017, and his target aggregate incentive opportunity was increased from 290% of annual base salary to 310% for 2017. Overall, his 2017 total target compensation* increased by 9% compared to 2016.
André Wyss
André Wyss was promoted to President of Novartis Operations in 2016. He led Novartis Business Services (NBS) to perform notably ahead of target for the second consecutive year on all customer and financial performance metrics during 2016. He has strengthened the Novartis Business Services organization by improving the governance and optimizing processes. He has ensured great quality of service, as reflected by customer satisfaction scores. At the onset of 2017, his annual base salary was increased by 4% and his target aggregate incentive opportunity was increased from 310% of annual base salary to 320% for 2017. Overall, his 2017 total target compensation* increased by 6% compared to 2016.
Richard Francis
Richard Francis was appointed Sandoz CEO in 2014. He led his team during difficult circumstances to deliver each quarter in 2016 at a high level against ambitious targets in sales and profitability, and without jeopardizing sustainability. Biosimilars sales were significantly ahead of target following the filings for rituximab and etanercept in Europe, and they will continue to be key to the success of Sandoz. Pricing pressures persist on retail generics, especially in the US. Mr. Francis’ annual base salary was increased by 6% at the onset of 2017, reflecting his strong leadership since his appointment and his development in the role during 2016. His target aggregate incentive opportunity remained unchanged at 320% of base salary for 2017. Overall, his 2017 total target compensation* increased by 6% compared to 2016.
* Total target compensation comprises annual base salary plus the value at target of the Annual Incentive and Long-Term Incentive awards.

Additional disclosures
This section provides additional disclosures, including information about the shareholdings of the CEO and the other Executive Committee members.
Number of equity instruments granted to the CEO and other Executive Committee members for financial year 20171
Variable compensation

	2017 Annual Incentive (performance achieved)	LTPP 2017–2019 cycle	LTRPP 2017–2019 cycle

	Equity (number) [2]	PSUs (target number) [3]	PSUs (target number) [3]

Executive Committee members active on December 31, 2017
Joseph Jimenez (CEO)	23 749	58 865	36 791

Steven Baert	7 998	16 399	6 560

F. Michael Ball	10 110	24 893	10 891

James Bradner	10 402	25 268	11 891

Felix R. Ehrat	10 770	22 159	7 821

Richard Francis	5 127	19 061	7 148

Paul Hudson	11 465	21 528	9 419

Harry Kirsch	9 660	24 780	11 661

Vasant Narasimhan	9 741	19 061	7 148

Bruno Strigini (until December 31, 2017) [4]	2 715	20 183	7 569

André Wyss	14 862	19 734	7 401

Total	116 599	271 931	124 300

See page 140 for 2016 comparative figures.
[1] The values of the awards are reported in the table "2017 compensation at grant value for the CEO and other Executive Committee members" on page 135.
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for performance period 2017
[3] Target number of PSUs granted under the LTPP and LTRPP as applicable for the performance cycle 2017-2019
[4] Bruno Strigini stepped down from the Executive Committee at the end of the 2017 business year. The LTPP and LTRPP grants for the 2017-19 performance cycle, included in the table above, will vest at the end of the performance cycle on a pro-rata basis per his contractual agreement and subject to the plan rules

Number of equity instruments granted to the CEO and other Executive Committee members for financial year 20161 (comparative information)
	Variable compensation

	2016 Annual Incentive (performance achieved)	LTPP 2016–2018 cycle	LTRPP 2016–2018 cycle	Other

	Equity (number) [2]	PSUs (target number) [3]	PSUs (target number) [3]	Equity/PSUs (number)

Executive Committee members active on December 31, 2016
Joseph Jimenez (CEO)	19 867	52 698	32 937	0

Steven Baert	7 775	13 175	4 392	0

F. Michael Ball (from February 1, 2016)	7 690	22 548	9 865	50 000

James Bradner (from March 1, 2016)	8 049	20 965	9 867	3 607

Felix R. Ehrat	11 348	19 624	6 926	0

Richard Francis	7 289	16 061	6 023	0

Paul Hudson (from July 1, 2016) [4]	4 050	0	0	34 502

Harry Kirsch	10 322	21 970	10 339	0

Vasant Narasimhan (from February 1, 2016)	7 534	13 717	4 573	0

Bruno Strigini (from July 1, 2016)	2 970	13 549	3 388	0

André Wyss	17 870	17 064	5 333	0

Subtotal	104 764	211 371	93 643	88 109

Executive Committee members who stepped down during 2016
David Epstein (until June 30, 2016)	5 951	15 968	7 984	29 902

Mark C. Fishman (until February 29, 2016) [4]	0	0	0	0

Jeff George (until January 31, 2016) [4]	611	0	0	6 724

Subtotal	6 562	15 968	7 984	36 626

Total	111 326	227 339	101 627	124 735

[1] The values of the awards are reported in the table "2016 compensation at grant value for the CEO and other Executive Committee members" on page 136.
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for performance period 2016
[3] Target number of PSUs granted under the LTPP and LTRPP as applicable for the performance cycle 2016-2018
[4] Paul Hudson, Mark C. Fishman and Jeff George were not granted LTPP and LTRPP awards for the performance cycle 2016-2018.

Share ownership requirements for the CEO and other Executive Committee members
Executive Committee members are required to own at least a minimum multiple of their annual base salary in Novartis shares or restricted share units (RSUs) within five years of hire or promotion, as set out in the table below.
In the event of a substantial rise or drop in the share price, the Board may, at its discretion, amend that time period accordingly.
Function	Ownership level

CEO	5 x base compensation

Other Executive Committee members	3 x base compensation

The determination of equity amounts against the share ownership requirements is defined to include vested and unvested Novartis shares or American depositary receipts (ADRs), as well as RSUs acquired under the company’s compensation plans. However, unvested matching shares granted under former matching programs such as the Leveraged Share Savings Plan (LSSP) and the Employee Share Ownership Plan (ESOP), and any unvested PSUs are excluded. The determination also includes other shares as well as vested options of Novartis shares or ADRs that are owned directly or indirectly by “persons closely linked” to an Executive Committee member. The Compensation Committee reviews compliance with the share ownership guideline on an annual basis.
Shares, ADRs and other equity rights owned by Executive Committee members at December 31, 20171
The following table shows, in alphabetical order after the CEO, the total number of shares, ADRs and other equity rights owned by the CEO and the other Executive Committee members and “persons closely linked” to them as of December 31, 2017.
As of December 31, 2017, no members of the Executive Committee, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares or ADRs of Novartis. As of the same date, no members of the Executive Committee held any share options to purchase Novartis shares, with the exception of André Wyss, who held 373 000 options, purchased on a private basis.
As of December 31, 2017, all members who have served at least five years on the Executive Committee have met or exceeded their personal Novartis share ownership requirements.
	Vested shares and ADRs	Unvested shares and other equity rights [2]	Equity ownership level as a multiple of annual base salary [3]	Unvested target PSUs (e.g., LTPP / LTRPP) [4]	Matching shares under the LSSP [5]	Total at December 31, 2017

Joseph Jimenez (CEO)	287 699	62 693	14x	225 685	0	576 077

Steven Baert	10 955	21 410	3x	33 715	0	66 080

F. Michael Ball	0	7 690	1x	101 532	0	109 222

James Bradner	0	13 234	1x	34 130	0	47 364

Felix R. Ehrat	189 940	23 541	19x	79 764	19 950	313 195

Richard Francis	35 117	17 305	5x	40 453	0	92 875

Paul Hudson	6 616	6 498	1x	29 695	0	42 809

Harry Kirsch	64 769	30 309	8x	58 792	6 277	160 147

Vasant Narasimhan	16 279	58 887	7x	23 413	3 426	102 005

Bruno Strigini	27 871	39 844	6x	38 930	0	106 645

André Wyss	51 183	22 784	7x	40 456	0	114 423

Total	690 429	304 195		706 565	29 653	1 730 842

[1] Includes holdings of "persons closely linked" to Executive Committee members (see definition on page 142)
[2] Includes unvested shares and ADRs as well as other equity rights applicable for the determination of equity amounts for the share ownership requirements, as per the definition above
[3] The multiple is calculated based on the full year annual base salary and the closing share price as at the end of the 2017 Financial Year. The share price on the final trading day of 2017 was CHF 82.40 / USD 83.96 as at December 29, 2017.

[4] Target number of PSUs are disclosed pro-rata to December 31, 2017, unless the award qualified for full vesting under the relevant plan rules.
[5] Matching shares under the Leveraged Share Savings Plan (LSSP) are disclosed pro-rata to December 31, 2017, unless the award qualified for full vesting under the plan rules. LSSP participation for Executive Committee members ceased in 2014 and no new LSSP awards have been made since then. Outstanding awards will vest five years from the grant date, subject to the LSSP plan rules.

Fixed and variable compensation
CEO and other Executive Committee members’ annual base salary and variable compensation mix at grant value for financial year 2017.

	Annual base salary [1]	Variable compensation [2]

Joseph Jimenez (CEO)	16.3%	83.7%

Steven Baert	20.7%	79.3%

F. Michael Ball	20.6%	79.4%

James Bradner	19.3%	80.7%

Felix R. Ehrat	22.2%	77.8%

Richard Francis	23.6%	76.4%

Paul Hudson	18.9%	81.1%

Harry Kirsch	19.8%	80.2%

Vasant Narasimhan	19.5%	80.5%

Bruno Strigini	27.0%	73.0%

André Wyss	21.6%	78.4%

Total	20.0%	80.0%

[1] Excludes pension and other benefits
[2] See table “2017 compensation at grant value for the CEO and other Executive Committee members" on page 135 with regard to the disclosure principles of variable compensation.
Other payments to Executive Committee members
During 2017, no other payments or waivers of claims other than those set out in the tables (including their footnotes) contained in this Compensation Report were made to Executive Committee members or to “persons closely linked” to them.
Payments to former Executive Committee members
Two former Executive Committee members stepped down in 2016 and ceased employment in 2017 following a 12-month contractual notice period. During 2017, they received pro-rata payments of salary, pension and other benefits, and an Annual Incentive totaling CHF 2 305 599 per their employment contracts.
Five former Executive Committee members received payments totaling CHF 5 988 375 in line with the company’s Long-Term Incentive plan rules. The payments related to the vesting of LTPP for the 2015-2017 performance cycle, based on actual performance outcomes plus dividend equivalents. No payments were or will be made for the 2015-2017 LTRPP performance cycle.
In addition, in line with the company’s global mobility policy, during 2017 three former members received tax equalization payments totaling CHF 718 151 related to incentive compensation granted during an international assignment.
No other payments (or waivers of claims) were made to former Executive Committee members or to “persons closely linked” to them during 2017.
Loans to Executive Committee members
Our policy does not allow loans to be granted to current or former members of the Executive Committee or to “persons closely linked” to them. Therefore no loans were granted in 2017, and none were outstanding as of December 31, 2017.
Persons closely linked
“Persons closely linked” are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.
Note 26 to the Group’s audited consolidated financial statements
The total expense for the year for compensation awarded to Executive Committee and Board members, using International Financial Reporting Standards (IFRS) measurement rules, is presented in the Financial Report in Note 26 to the Group’s audited consolidated financial statements (see page 240).
Award and delivery of equity to Novartis associates
During 2017, 15.4 million unvested restricted shares (or ADRs), RSUs and target PSUs were granted, and 10.7 million Novartis vested shares (or ADRs) were delivered to Novartis associates under various equity-based participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) – as well as outstanding equity options held by associates – represent 1.98% of issued shares. Novartis delivers treasury shares to associates to fulfill these obligations, and aims to offset the dilutive impact from its equity-based participation plans.

2018 Executive Committee compensation

2018 CEO succession – compensation elements
Retiring CEO, Joseph Jimenez
In September 2017, Mr. Jimenez notified the Board that he had decided to retire, following eight years as CEO. He steps down as CEO on January 31, 2018, and will continue to support the Board and new CEO until his retirement date and the end of his 12-month notice period on August 31, 2018.
He will retire in full compliance with the terms of his employment contract and the Novartis incentive plan rules. He will receive his annual base salary and pro-rated Annual Incentive until August 31, 2018. There will be no increase to his target compensation in 2018. No new Long-Term Incentive awards will be made in January 2018.
In line with the incentive plan rules, there will be no accelerated vesting of his unvested equity. The deferred equity under the Annual Incentive for the performance years 2015 and 2016 will respectively vest in January 2019 and 2020 per the rules of the Deferred Share Bonus Plan. His Long-Term Incentives for the 2016-2018 and 2017-2019 performance cycles will vest on the normal vesting dates (January 2019 and January 2020, respectively), to the extent that the company performance conditions are met. As Mr. Jimenez meets the retirement conditions under the Long-Term Incentive plan rules, these two outstanding Long-Term Incentives will not be pro-rated in line with the plan rules. Clawback and malus, and non-compete restrictions as defined by the plan rules will apply.
No severance or non-compete payments will be made to Mr. Jimenez.
Appointed CEO, Vasant Narasimhan
Dr. Narasimhan will become CEO effective February 1, 2018. The Board determined Dr. Narasimhan’s compensation by taking into account his experience and skills, CEO compensation levels at our 15 global healthcare peer companies, advice from the Compensation Committee’s independent advisor, and the fact that this is his first Group CEO role.
As of February 1, 2018, Dr. Narasimhan’s annual base salary will be CHF 1.55 million. Short- and Long-Term Incentive opportunities at target are a percentage of annual base salary as follows: Annual Incentive at 150% (CHF 2.32 million); LTPP at 200% (CHF 3.10 million); and LTRPP at 125% (CHF 1.94 million). Dr. Narasimhan’s total target compensation is CHF 8.91 million. He will also receive pension and other benefits in line with all other Swiss-based employees.
The Board decided to keep Dr. Narasimhan’s compensation strongly performance-based (83% is subject to performance conditions), with an emphasis on equity, to align his interests strongly with those of shareholders. His equity ownership requirement will be five times his annual base salary.
Dr. Narasimhan’s initial compensation is 26% lower than that of his predecessor. It is the Board’s intention to keep Dr. Narasimhan’s annual base salary under review in the coming three to four years, with a view to increasing it subject to strong performance and proven ability in the role.
Dr. Narasimhan’s employment contract and compensation are in line with the requirements of the Ordinance against Excessive Compensation in Listed Companies.
Other Executive Committee member appointments and departures
Retiring CEO Oncology, Bruno Strigini
Mr. Strigini stepped down from the Executive Committee on December 31, 2017. During his contractual notice period, which ends on December 31, 2018, he will receive his annual base salary and Annual Incentive in accordance with plan rules. No new grants of Long-Term Incentives will be made in 2018.
Mr. Strigini’s outstanding Long-Term Incentives will be pro-rated for time employed during the performance period. There will be no accelerated vesting, as awards will remain subject to performance over the full cycle. Clawback and malus, and non-compete restrictions as defined by the plan rules will apply. No severance or non-compete payments will be made.
Appointed CEO Oncology, Elizabeth Barrett
Novartis announced the appointment of Elizabeth Barrett as the new CEO of Oncology, starting on February 1, 2018. Her annual base salary will be CHF 850 000, her target Annual Incentive of 100%, and her target Long-Term Incentives totaling 260%.
Elizabeth will receive compensation for loss of entitlements with her previous employer on a like-for-like basis, subject to evidence and in line with our Executive Committee members appointment compensation policy regarding buy-outs. The value of the replacement cash and equity awards will be determined on the date of her entry into the company. Therefore, details of this buy-out will be communicated in the 2018 Compensation Report.

Changes to the 2018 Executive Committee compensation system
In 2017, the Compensation Committee conducted a review of the Executive Committee compensation system, taking into account developments in market practice, and alignment with the strategic objectives and talent agenda at Novartis.
The Compensation Committee believes the compensation system supports the company’s strategy and ensures a strong link between pay and performance.
In view of market changes since the current system was implemented in 2014, the Board and Compensation Committee have decided to make evolutionary changes to provide greater simplicity and further enhance the link between pay and performance. Changes are also based on constructive feedback from shareholders as part of our ongoing dialogue and consideration of their views. They will take effect from January 2018.
2018 Annual Incentive
A simplified Annual Incentive balanced scorecard will be introduced that places additional weighting on financial performance (60% weighting) and that also focuses on key strategic objectives in the areas of innovation, access to healthcare, people and culture, data and digital (40% weighting). Values and Behaviors remain a key component of the Annual Incentive and are embedded in our culture. As such, members of the Executive Committee are expected to demonstrate these to the highest standard.
From 2018, the CEO balanced scorecard metrics will be as follows:
CEO Balanced Scorecard - Key Metrics

Group financial targets (60% weighting)

• Group net sales

• Group operating income

• Group FCF as % of sales

• Share of peers

Strategic objectives (40% weighting)

• Innovation

• Access to healthcare

• People and culture

• Data and digital

The payout schedule for the Annual Incentive will be amended to reflect the simplified structure as follows:
Performance	Payout

Outstanding	170–200%

Exceeds expectations	130–160%

Meets expectations	80–120%

Partially meets expectations	40–70%

Below expectations	0–30%

LTRPP payout for cycles starting in 2018 onward
The performance condition for the LTRPP has been made more stringent from the 2018-2020 performance cycle onward. Going forward, Executive Committee members will receive no payout if relative TSR is below the median of the companies in our global healthcare peer group. The Board retains the right to apply its judgment in determining the final payout, considering factors such as absolute TSR, currency fluctuations and overall economic conditions.
The payout matrix for the 2018-2020 performance cycle onward will be as follows:
Novartis position in the peer group	Payout range (% of target)

Positions 1–2	170–200%

Positions 3–5	130–160%

Positions 6–8	80–120%

Positions 9–16	0%

Change in Executive Committee retirement rules for the LTPP and LTRPP from 2019
In line with evolving governance practices, we have revised our Long-Term Incentive plan rules for retiring Executive Committee members, applicable to grants made from 2019 onward. Going forward, members who fulfill the retirement conditions under the plan rules will receive pro-rata vesting, rather than full vesting, of outstanding Long-Term Incentives. These incentives will continue to have performance conditions applied, and will vest at the end of the cycle on the normal vesting date. The timing of this change respects the one-year notice period required in the Executive Committee member employment contracts.
Two members of the Executive Committee (the CEO of Alcon and the General Counsel), who have already met the retirement conditions under the plan rules for LTPP and LTRPP, will be grandfathered under the current rules (with the exception of the one-off performance award granted to the CEO of Alcon in 2016, which vests pro-rata on retirement, as per his contract).

2018 Executive Committee total target compensation increases
To aid transparency and as part of our commitment to good governance, the Compensation Committee has decided to voluntarily disclose the 2018 Executive Committee total target compensation increases at the start of the year.
Details of the 2018 compensation for Mr. Jimenez as the retiring CEO and Dr. Narasimhan as the appointed CEO are provided on page 143.
The other members of the Executive Committee will not be awarded any increases for 2018 with the exception of two members for reasons set out below. For context, average associate merit increases were 1% in Switzerland and 3% in the US.
James Bradner
James Bradner was hired externally as the President of Novartis Institute of Biomedical Research (NIBR) in 2015. Since he joined the organization he has delivered strong performance and has played a key role in increasing cooperation between NIBR and Global Drug Development. His compensation was adjusted to recognize his performance and also catch up towards US peers (NIBR, as well as most of its competitors are based and headquartered in the US). In this context, Mr. Bradner will receive an annual base salary increase in line with other US associates of 3% as from March 1, 2018. He will not receive increases to target incentives. Overall, his 2018 total target compensation will be increased by 2.8% compared to 2017.
Paul Hudson
Paul Hudson was hired externally as the CEO of the Pharmaceuticals division in June 2016. He led the division to overachieve its targets for 2017, contributing substantially to Novartis’ overall performance for the year. His leadership focused the division on new product performance, securing future revenue for Novartis. He has also enhanced the division’s culture and engagement. His compensation was adjusted to recognize these factors, as well as to gradually bring his compensation in line with his global peers. In this context, Mr. Hudson will receive an annual base salary increase of 3.1% as from March 1, 2018, and his target Long Term incentive will be increased from 230% of annual base salary to 250% as from 2018. No changes will be made to his Annual Incentive. Overall, his 2018 total target compensation will be increased by 7.8% compared to 2017.
2018 Executive Committee compensation system review
The current Executive Committee compensation system has been in place since January 2014. Each year, the Board and Compensation Committee review it to ensure it is in line with business needs and evolving best practice. In 2018, the review will focus particularly on the performance measures for the Long Term Incentive, to ensure they are appropriately aligned to the company’s strategy and goals of the new CEO. The Compensation Committee will engage in dialogue with Novartis’ major shareholders and will consult its independent advisor on this topic.

2017 Board compensation

Board compensation philosophy and benchmarking
In line with market practice in Switzerland, the Board sets compensation for its members at a level that allows for the attraction of high-caliber individuals with global experience, including a mix of Swiss and international members. Board members do not receive variable compensation, underscoring their focus on corporate strategy, supervision and governance. Each year at the AGM, shareholders are requested to approve, in a binding vote, the total compensation of the Board until the following AGM.
The Board sets the level of compensation for its Chairman and the other members to be in line with relevant benchmark companies, which include other large Switzerland-based multinational companies: ABB, Credit Suisse, LafargeHolcim, Nestlé, Roche and UBS. This peer group has been chosen for Board compensation due to the comparability of Swiss legal requirements, including broad personal and individual liabilities under Swiss law (and new criminal liability under Swiss rules regarding Board and Executive Committee compensation related to the Ordinance against Excessive Compensation in Listed Companies), and under US law (due to the company’s secondary listing on the New York Stock Exchange).
The Board reviews the compensation of its members, including the Chairman, each year based on a proposal by the Compensation Committee and on advice from its independent advisor, including relevant benchmarking information.
Compensation of the Chairman of the Board
As Chairman, Joerg Reinhardt receives total annual compensation valued at CHF 3.8 million. The total compensation is comprised equally of cash and shares, as follows:
• Cash compensation: CHF 1.9 million per year.
• Share compensation: annual value equal to CHF 1.9 million of unrestricted Novartis shares.
For 2017, the Chairman voluntarily waived the increase in compensation to which he is contractually entitled, which is an amount not lower than the average annual compensation increase awarded to associates based in Switzerland (1% for 2017).
Compensation of the other Board members
The annual fee rates for Board membership and additional functions are included in the table below. These were approved by the Board with effect from the 2014 AGM, and align our aggregate Board compensation with the current levels of other large Swiss companies.
2017 Board member annual fee rates

CHF	AGM 2017-2018 annual fee

Chairman of the Board	3 800 000

Board membership	300 000

Vice Chairman	50 000

Chair of the Audit and Compliance Committee	120 000

Chair of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Research & Development Committee • Risk Committee	60 000

Membership of the Audit and Compliance Committee	60 000

Membership of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Research & Development Committee • Risk Committee	30 000

In addition, the following policies apply regarding Board compensation:
• 50% of compensation is delivered in cash, paid on a quarterly basis in arrears. Board members may choose to receive more of their compensation in shares instead of cash.
• At least 50% of compensation is delivered in shares in two installments: one six months after the AGM and one 12 months after the AGM.
• Board members bear the full cost of their employee social security contributions, if any, and do not receive share options or pension benefits.

Board member total compensation earned for financial year 2017
The following tables disclose the 2017 Board member total compensation and prior-year comparative information. Board compensation is reported as the amount earned in the financial year.

	Board membership	Vice Chairman	Audit and Compliance Committee	Compensation Committee	Governance, Nomination and Corporate Responsibilities Committee	Research & Development Committee	Risk Committee	Shares (number) [1]	Cash (CHF) (A)	Shares (CHF) (B)	Other (CHF) (C) [2]	Total (CHF) (A)+(B)+(C) [3]

Board members active on December 31, 2017
Joerg Reinhardt [4]	Chair					Chair		24 407	1 900 000	1 900 000	4 336	3 804 336

Enrico Vanni	•	•	•	Chair	•			3 210	250 000	250 000	3 475	503 475

Nancy Andrews	•					•	•	2 311	180 000	180 000	–	360 000

Dimitri Azar	•		•			•		2 504	195 000	195 000	–	390 000

Ton Buechner	•						• [5]	4 039	–	325 000	–	325 000

Srikant Datar	•		• [7]	•			Chair [5]	2 989	227 500	227 500	–	455 000

Elizabeth Doherty	•		Chair [5]				• [5]	2 591	217 500	217 500	–	435 000

Ann Fudge	•			•	•		•	2 504	195 000	195 000	–	390 000

Frans van Houten (from February 28, 2017)	•							1 305	75 000	175 000	–	250 000

Pierre Landolt [6]	•				•			4 238	–	330 000	3 475	333 475

Andreas von Planta	•		•		Chair		• [8]	2 989	227 500	227 500	4 336	459 336

Charles L. Sawyers	•				•	•		2 311	180 000	180 000	–	360 000

William T. Winters	•			•				4 238	–	330 000	–	330 000

Total								59 636	3 647 500	4 732 500	15 622	8 395 622

See next page for 2016 comparative figures.
[1] The shown amounts represent the gross number of shares delivered to each Board member in 2017 for the respective Board member’s service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in February 2017 for the services from the 2016 AGM to the 2017 AGM, and (ii) the first of two equity installments delivered in August 2017 for the services from the 2017 AGM to the 2018 AGM. The second and final equity installment for the services from the 2017 AGM to the 2018 AGM will take place in February 2018.

[2] Includes an amount of CHF 15 622 for mandatory employer contributions for all Board members paid by Novartis to Swiss governmental social security systems. This amount is out of total employer contributions of CHF 298 206, and provides a right to the maximum future insured government pension benefit for the Board member.

[3] All amounts are before deduction of the social security contribution and income tax due by the Board member.
[4] No additional committee fees for chairing the Research & Development Committee were delivered to Dr. Reinhardt.
[5] From February 28, 2017
[6] According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the compensation.
[7] Until February 27, 2017, Chair of the Audit and Compliance Committee
[8] Until February 27, 2017, Chair of the Risk Committee

Board member total compensation earned for financial year 2016 (comparative information)
	Board membership	Vice Chairman	Audit and Compliance Committee	Compensation Committee	Governance, Nomination and Corporate Responsibilities Committee	Research & Development Committee	Risk Committee	Shares (number) [1]	Cash (CHF) (A)	Shares (CHF) (B)	Other (CHF) (C) [2]	Total (CHF) (A)+(B)+(C) [3]

Board members active on December 31, 2016
Joerg Reinhardt [4]	Chair					Chair		25 020	1 900 000	1 900 000	4 336	3 804 336

Enrico Vanni	•	•	•	Chair	• [5]	• [6]		3 291	250 000	250 000	4 336	504 336

Nancy Andrews	•					•	• [5]	2 265	177 500	177 500	–	355 000

Dimitri Azar	•		•			•		2 567	195 000	195 000	–	390 000

Ton Buechner (from February 24, 2016)	•							1 864	–	250 000	–	250 000

Srikant Datar	•		Chair	•			•	3 159	240 000	240 000	–	480 000

Elizabeth Doherty (from February 24, 2016)	•		•					1 118	150 000	150 000	–	300 000

Ann Fudge	•			•	•		•	2 567	195 000	195 000	–	390 000

Pierre Landolt [7]	•				• [8]			4 553	–	335 000	3 475	338 475

Andreas von Planta	•		•		Chair [5]		Chair	3 055	237 500	237 500	4 336	479 336

Charles L. Sawyers	•				•	•		2 369	180 000	180 000	–	360 000

William T. Winters	•			•				4 344	–	330 000	–	330 000

Subtotal								56 172	3 525 000	4 440 000	16 483	7 981 483

Board members who stepped down at the 2016 AGM
Verena A. Briner (until February 23, 2016)	•						•	1 147	27 500	27 500	579	55 579

Subtotal								1 147	27 500	27 500	579	55 579

Total								57 319	3 552 500	4 467 500	17 062	8 037 062

[1] The shown amounts represent the gross number of shares delivered to each Board member in 2016 for the respective Board member’s service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in February 2016 for the services from the 2015 AGM to the 2016 AGM, and (ii) the first of two equity installments delivered in August 2016 for the services from the 2016 AGM to the 2017 AGM. The second and final equity installment for the services from the 2016 AGM to the 2017 AGM will take place in February 2017.

[2] Includes an amount of CHF 17 062 for mandatory employer contributions for all Board members paid by Novartis to Swiss governmental social security systems. This amount is out of total employer contributions of CHF 387 308, and provides a right to the maximum future insured government pension benefit for the Board member.

[3] All amounts are before deduction of the social security contribution and income tax due by the Board member.
[4] Does not include EUR 1 045 800 paid to Joerg Reinhardt on January 31, 2016, for lost entitlements at his former employer. This amount is the third and final of three installments totaling EUR 2 665 051, which compensates him for lost entitlements at his former employer. The lost entitlements of EUR 2 665 051 were included in full on page 124 of the 2014 Compensation Report. No additional committee fees for chairing the Research & Development Committee were delivered to Dr. Reinhardt.

[5] From February 24, 2016.
[6] Until February 23, 2016.
[7] According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the compensation.
[8] Until February 23, 2016, Chair of the Governance, Nomination and Corporate Responsibilities Committee.

Reconciliation between the reported Board compensation and the amount approved by shareholders at the AGM
CHF	Compensation earned for the respective financial year (A) [1]	Compensation earned for the period from January 1 to the AGM (2 months) of the financial year (B)	Compensation to be earned for the period from January 1 to the AGM (2 months) in the year following the financial year (C)	Total compensation earned from AGM to AGM (A)-(B)+(C)	Amount approved by shareholders at the respective AGM	Amount within the amount approved by shareholders at the respective AGM

	2017	January 1, 2017 to 2017 AGM	January 1, 2018 to 2018 AGM [2]	2017 AGM to 2018 AGM	2017 AGM	2017 AGM

Joerg Reinhardt	3 804 336	633 334	633 334	3 804 336	3 805 000	Yes

Other Board members	4 591 286	713 334	773 334	4 651 286	4 720 000	Yes

Total	8 395 622	1 346 668	1 406 668	8 455 622	8 525 000	Yes

	2016	January 1, 2016 to 2016 AGM	January 1, 2017 to 2017 AGM	2016 AGM to 2017 AGM	2016 AGM	2016 AGM

Joerg Reinhardt	3 804 336	633 334	633 334	3 804 336	3 805 000	Yes

Other Board members	4 232 726	653 334	713 334	4 292 726	4 355 000	Yes

Total	8 037 062	1 286 668	1 346 668	8 097 062	8 160 000	Yes

[1] See page 147 for 2017 Board member compensation.
[2] To be confirmed and reported in the 2018 Compensation Report

Additional disclosures
Share ownership requirements for Board members
The Chairman is required to own a minimum of 30 000 Novartis shares, and other members of the Board are required to own at least 4 000 Novartis shares within three years after joining the Board, to ensure their interests are aligned with those of shareholders. Board members are prohibited from hedging or pledging their ownership positions in Novartis shares that are part of their guideline share ownership requirement, and are required to hold these shares for 12 months after retiring from the Board. As of December 31, 2017, all current and former members of the Board who were required to meet the minimum share ownership requirements did so. From the 2018 AGM, the requirement will be increased (see details on page 151).
Shares, ADRs and share options owned by Board members
The total number of vested Novartis shares and ADRs owned by members of the Board and “persons closely linked” to them as of December 31, 2017, is shown in the table below.
As of December 31, 2017, no members of the Board, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares (or ADRs) of Novartis.” As of the same date, no members of the Board held any share options to purchase Novartis shares.
Number of shares At December 31, 2017 [1,2]

Joerg Reinhardt	518 310

Enrico Vanni	20 101

Nancy Andrews	4 042

Dimitri Azar	13 094

Ton Buechner	4 428

Srikant Datar	37 239

Elizabeth Doherty	2 761

Ann Fudge	15 457

Frans van Houten	978

Pierre Landolt [3]	61 029

Andreas von Planta	130 634

Charles L. Sawyers	7 763

William T. Winters	12 397

Total	828 233

[1] Includes holdings of "persons closely linked" to Board members (see definition on page 142)
[2] Each share provides entitlement to one vote.
[3] According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the shares
Loans to Board members
Our policy does not allow loans to be granted to current or former members of the Board or to “persons closely linked” to them. Therefore no loans were granted in 2017, and none were outstanding as of December 31, 2017.
Other payments to Board members
During 2017, no payments (or waivers of claims) other than those set out in the Board member compensation table (including its footnotes) on page 147 were made to current members of the Board or to “persons closely linked” to them.
Payments to former Board members
During 2017, no payments (or waivers of claims) were made to former Board members or to “persons closely linked” to them, except for the payments reported in Note 26 to the Group’s audited consolidated financial statements (page 240).

2018 Board compensation

Board and committee membership fees
For the year 2018, the Chairman has voluntarily waived his contractual compensation increase entitlement, which is an amount not lower than the average annual compensation increase awarded to associates based in Switzerland.
Board and committee membership fees have remained unchanged since the reduction that took place at the 2014 AGM. The Board has decided to rebalance its fee structure from the 2018 AGM to better recognize the responsibilities and time commitment of the committees, both of which have increased as a result of the evolving governance and regulatory environment. In particular, developments in compensation governance requirements have, over the last few years, resulted in a greater number of interactions between the Compensation Committee and shareholders and other external stakeholders.
The Board membership fee will decrease, and the committee membership fees will increase. The Board took into consideration external benchmarking information in the Swiss market and independent advice. The change is cost-neutral for the company, as the new fee structure results in the same average fee per Board member, excluding the Chairman. The total aggregated Board fees will decrease in 2018 due to the reduction in the number of Board members, following the departure of Mr. Pierre Landolt, who will reach the age limit for Board membership specified in the Articles of Incorporation.

CHF	AGM 2018-2019 annual fee

Chairman of the Board	3 800 000

Board membership	280 000

Vice Chairman	50 000

Chair of the Audit and Compliance Committee	130 000

Chair of the Compensation Committee	90 000

Chair of the following committees: • Governance, Nomination and Corporate Responsibilities Committee • Research & Development Committee • Risk Committee	70 000

Membership of the Audit and Compliance Committee	70 000

Membership of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Research & Development Committee • Risk Committee	40 000

Share ownership requirements
The Chairman’s share ownership requirement of 30 000 shares will remain unchanged for 2018.
For the other Board members, and following a review of market practices at our peer group companies, the Board has decided to increase the share ownership requirement from 4 000 to 5 000 shares, effective from the 2018 AGM. The increase will also strengthen the alignment of interests with those of our shareholders.
To allow sufficient time for Board members to achieve the increased requirement, they will have four years from appointment to acquire the minimum 5 000 shares under the new policy. In addition, Board members will continue to be required to hold these shares for 12 months after retiring from the Board.

Compensation governance

Legal framework
The Swiss Code of Obligations and the Corporate Governance Guidelines of the SIX Swiss Exchange require listed companies to disclose certain information about the compensation of Board and Executive Committee members, their equity participation in the Group, and loans made to them. This Annual Report fulfills that requirement. In addition, the Annual Report is in line with the principles of the Swiss Code of Best Practice for Corporate Governance of the Swiss Business Federation (economiesuisse).
Risk management principles
The Compensation Committee, with support from its independent advisor, reviews market trends in compensation and changes in corporate governance rules and best practices. Together with the Risk Committee, it also reviews the Novartis compensation systems to ensure that they do not encourage inappropriate or excessive risk taking, and instead encourage behaviors that support sustainable value creation.
A summary of the risk management principles is outlined below.
RISK MANAGEMENT PRINCIPLES•Rigorous performance management process, with approval of targets and evaluation of performance for the CEO by the Board •Balanced mix of short-term and long-term variable compensation elements•Performance evaluation under the Annual Incentive includes an individual balanced scorecard and assessed Values and Behaviors•Clawback and malus principles apply to all elements of variable compensation•Performance-vesting Long-Term Incentives only, with three-year overlapping cycles•All variable compensation is capped at 200% of target•Contractual notice period of 12 months•Post-contractual non-compete limited to a maximum of 12 months from the end of employment (annual base salary and Annual Incentive of the prior year only) as per contract, if applicable •Good and bad leaver provisions apply to variable compensation of leavers•No severance payments or change-of-control clauses•Share ownership requirements; no hedging or pledging of Novartis share ownership position by Board and Executive Committee members
Executive Committee employment contracts provide for a notice period of up to 12 months and contain no change-of-control clauses or severance provisions (e.g., agreements concerning special notice periods, longer-term contracts, “golden parachutes,” waiver of lock-up periods for equities and bonds, shorter vesting periods, and additional contributions to occupational pension schemes).
For share ownership requirements, please refer to page 141 – share ownership requirements for the CEO and other Executive Committee members.
Compensation decision-making authorities
Authority for decisions related to compensation is governed by the Articles of Incorporation, Board Regulations and the Compensation Committee Charter, which are all published on the company website: www.novartis.com/investors/company-overview/corporate-governance.
The Compensation Committee serves as the supervisory and governing body for compensation policies and plans within Novartis, and has overall responsibility for determining, reviewing and proposing compensation policies and plans for approval by the Board in line with the Compensation Committee Charter. A summary of discussions and conclusions of each committee meeting is delivered to the full Board. A summary of the compensation decision-making authorities is set out below.
Compensation authorization levels within the parameters set by the shareholders’ meeting
Decision on	Decision-making authority

Compensation of Chairman and other Board members	Board of Directors

Compensation of CEO	Board of Directors

Compensation of other Executive Committee members	Compensation Committee

Committee member independence
The Compensation Committee is composed exclusively of members of the Board who meet the independence criteria set forth in the Board Regulations. From the 2016 AGM, the Compensation Committee had the following four members: Ann Fudge, Srikant Datar, Enrico Vanni and William Winters. Mr. Vanni has served as a member since 2011 and as Chair since 2012.
Role of the Compensation Committee’s independent advisor
The Compensation Committee retained Frederic W. Cook & Co. Inc., appointed in 2011, as its independent external compensation advisor until June 2017. During the year, as part of its normal governance practices, the Compensation Committee conducted a market review of compensation advisors, with a focus on companies with extensive experience in European markets. Following a tendering process and an analysis to ensure that there were no conflicts-of-interest, the Compensation Committee appointed Mercer Limited as its independent compensation advisor with effect from July 2017.
Compensation Committee meetings held in 2017
In 2017, the Compensation Committee held six formal meetings, and one additional joint meeting with the Research & Development Committee to review and endorse for approval by the Board the innovation targets and achievements of the LTPP and Annual Incentive. The Compensation Committee annual performance evaluation was undertaken by an external specialist firm (Egon Zehnder) as part of a wider review of the Board and each of its committees in 2017. In addition, the Compensation Committee reviewed its charter, as it does every year, and recommended updates to the Board to reflect the ongoing evolution of compensation governance practices.

Novartis Group consolidated financial statements

Consolidated income statements
(For the years ended December 31, 2017, 2016 and 2015)
(USD millions unless indicated otherwise)	Note	2017	2016	2015

Net sales to third parties from continuing operations	3	49 109	48 518	49 414

Sales to discontinued segments				26

Net sales from continuing operations	3	49 109	48 518	49 440

Other revenues		1 026	918	947

Cost of goods sold		– 17 175	– 17 520	– 17 404

Gross profit from continuing operations		32 960	31 916	32 983

Marketing & Sales		– 12 861	– 11 998	– 11 772

Research & Development		– 8 972	– 9 039	– 8 935

General & Administration		– 2 136	– 2 194	– 2 475

Other income		1 969	1 927	2 049

Other expense		– 2 331	– 2 344	– 2 873

Operating income from continuing operations	3	8 629	8 268	8 977

Income from associated companies	4	1 108	703	266

Interest expense	5	– 777	– 707	– 655

Other financial income and expense	5	39	– 447	– 454

Income before taxes from continuing operations		8 999	7 817	8 134

Taxes	6	– 1 296	– 1 119	– 1 106

Net income from continuing operations		7 703	6 698	7 028

Net income from discontinued operations	29			10 766

Net income		7 703	6 698	17 794

Attributable to:
Shareholders of Novartis AG		7 703	6 712	17 783

Non-controlling interests		0	– 14	11

Basic earnings per share (USD) from continuing operations		3.28	2.82	2.92

Basic earnings per share (USD) from discontinued operations				4.48

Total basic earnings per share (USD)	7	3.28	2.82	7.40

Diluted earnings per share (USD) from continuing operations		3.25	2.80	2.88

Diluted earnings per share (USD) from discontinued operations				4.41

Total diluted earnings per share (USD)	7	3.25	2.80	7.29

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income
(For the years ended December 31, 2017, 2016 and 2015)
(USD millions)	Note	2017	2016	2015

Net income		7 703	6 698	17 794

Other comprehensive income to be eventually recycled into the consolidated income statement:

Fair value adjustments on marketable securities, net of taxes	8.1	38	– 113	28

Fair value adjustments on deferred cash flow hedges, net of taxes	8.1	12	15	20

Total fair value adjustments on financial instruments, net of taxes	8.1	50	– 98	48

Novartis share of other comprehensive income recognized by associated companies, net of taxes		– 37	671	– 48

Net investment hedge		– 237

Currency translation effects	8.2	2 210	– 2 391	– 1 662

Total of items to eventually recycle		1 986	– 1 818	– 1 662

Other comprehensive income never to be recycled into the consolidated income statement:

Actuarial gains/(losses) from defined benefit plans, net of taxes	8.3	851	– 515	– 147

Total comprehensive income		10 540	4 365	15 985

Attributable to:
Shareholders of Novartis AG		10 538	4 382	15 977

Continuing operations		10 538	4 382	5 238

Discontinued operations				10 739

Non-controlling interests		2	– 17	8

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated balance sheets
(At December 31, 2017 and 2016)
(USD millions)	Note	2017	2016

Assets
Non-current assets
Property, plant & equipment	9	16 464	15 641

Goodwill	10	31 750	30 980

Intangible assets other than goodwill	10	29 997	31 340

Investments in associated companies	4	15 370	14 304

Deferred tax assets	11	8 229	10 034

Financial assets	12	2 243	2 196

Other non-current assets	12	818	698

Total non-current assets		104 871	105 193

Current assets
Inventories	13	6 867	6 255

Trade receivables	14	8 600	8 202

Income tax receivables		202	156

Marketable securities, commodities, time deposits and derivative financial instruments	15	625	770

Cash and cash equivalents	15	8 860	7 007

Other current assets	16	3 054	2 541

Total current assets		28 208	24 931

Total assets		133 079	130 124

Equity and liabilities
Equity
Share capital	17	969	972

Treasury shares	17	– 100	– 76

Reserves		73 299	73 936

Issued share capital and reserves attributable to Novartis AG shareholders		74 168	74 832

Non-controlling interests		59	59

Total equity		74 227	74 891

Liabilities
Non-current liabilities
Financial debts	18	23 224	17 897

Deferred tax liabilities	11	5 168	6 657

Provisions and other non-current liabilities	19	7 057	8 470

Total non-current liabilities		35 449	33 024

Current liabilities
Trade payables		5 169	4 873

Financial debts and derivative financial instruments	20	5 308	5 905

Current income tax liabilities		1 723	1 603

Provisions and other current liabilities	21	11 203	9 828

Total current liabilities		23 403	22 209

Total liabilities		58 852	55 233

Total equity and liabilities		133 079	130 124

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of changes in equity
(For the years ended December 31, 2017, 2016 and 2015)
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2015		1 001	– 103	72 433	– 2 565	70 766	78	70 844

Net income				17 783		17 783	11	17 794

Other comprehensive income	8			– 48	– 1 758	– 1 806	– 3	– 1 809

Total comprehensive income				17 735	– 1 758	15 977	8	15 985

Dividends	17.1			– 6 643		– 6 643		– 6 643

Purchase of treasury shares	17.2		– 33	– 6 086		– 6 119		– 6 119

Reduction of share capital		– 10	15	– 5

Exercise of options and employee transactions	17.2		14	1 578		1 592		1 592

Equity-based compensation	17.2		6	809		815		815

Decrease of treasury share repurchase obligation under a share buyback trading plan	17.4			658		658		658

Changes in non-controlling interests	17.3						– 10	– 10

Fair value adjustments related to divestments	8			– 100	100

Total of other equity movements		– 10	2	– 9 789	100	– 9 697	– 10	– 9 707

Total equity at December 31, 2015		991	– 101	80 379	– 4 223	77 046	76	77 122

Net income				6 712		6 712	– 14	6 698

Other comprehensive income	8			671	– 3 001	– 2 330	– 3	– 2 333

Total comprehensive income				7 383	– 3 001	4 382	– 17	4 365

Dividends	17.1			– 6 475		– 6 475		– 6 475

Purchase of treasury shares	17.2		– 7	– 985		– 992		– 992

Reduction of share capital		– 19	25	– 6

Exercise of options and employee transactions	17.2		2	212		214		214

Equity-based compensation	17.2		5	659		664		664

Impact of change in ownership of consolidated entities	17.5			– 7		– 7		– 7

Fair value adjustments related to divestments	8			– 12	12

Total of other equity movements		– 19	25	– 6 614	12	– 6 596		– 6 596

Total equity at December 31, 2016		972	– 76	81 148	– 7 212	74 832	59	74 891

Net income				7 703		7 703		7 703

Other comprehensive income	8			– 37	2 872	2 835	2	2 837

Total comprehensive income				7 666	2 872	10 538	2	10 540

Dividends	17.1			– 6 495		– 6 495		– 6 495

Purchase of treasury shares	17.2		– 36	– 5 538		– 5 574		– 5 574

Reduction of share capital		– 3	5	– 2

Exercise of options and employee transactions	17.2		2	253		255		255

Equity-based compensation	17.2		5	607		612		612

Changes in non-controlling interests	17.3						– 2	– 2

Total of other equity movements		– 3	– 24	– 11 175		– 11 202	– 2	– 11 204

Total equity at December 31, 2017		969	– 100	77 639	– 4 340	74 168	59	74 227

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated cash flow statements
(For the years ended December 31, 2017, 2016 and 2015)
(USD millions)	Note	2017	2016	2015

Net income from continuing operations		7 703	6 698	7 028

Reversal of non-cash items	22.1	7 058	8 437	9 070

Dividends received from associated companies and others		987	899	432

Interest received		97	43	34

Interest paid		– 708	– 723	– 646

Other financial receipts				714

Other financial payments		– 272	– 155	– 23

Taxes paid [1]		– 1 611	– 2 111	– 2 454

Cash flows before working capital and provision changes from continuing operations		13 254	13 088	14 155

Payments out of provisions and other net cash movements in non-current liabilities		– 877	– 1 536	– 1 207

Change in net current assets and other operating cash flow items	22.2	244	– 77	– 863

Cash flows from operating activities from continuing operations		12 621	11 475	12 085

Cash flows used in operating activities from discontinued operations [1]				– 188

Total cash flows from operating activities		12 621	11 475	11 897

Purchase of property, plant & equipment		– 1 696	– 1 862	– 2 367

Proceeds from sales of property, plant & equipment		92	161	237

Purchase of intangible assets		– 1 050	– 1 017	– 1 138

Proceeds from sales of intangible assets		640	847	621

Purchase of financial assets		– 468	– 247	– 264

Proceeds from sales of financial assets		330	247	166

Purchase of other non-current assets		– 42	– 149	– 82

Proceeds from sales of other non-current assets		1		1

Divestments of interests in associated companies		29

Acquisitions and divestments of businesses, net	22.3	– 784	– 765	– 16 507

Purchase of marketable securities and commodities		– 580	– 530	– 595

Proceeds from sales of marketable securities and commodities		549	622	262

Cash flows used in investing activities from continuing operations		– 2 979	– 2 693	– 19 666

Cash flows used in/from investing activities from discontinued operations [1]	22.4	– 140	– 748	8 882

Total cash flows used in investing activities		– 3 119	– 3 441	– 10 784

Dividends paid to shareholders of Novartis AG		– 6 495	– 6 475	– 6 643

Acquisition of treasury shares		– 5 490	– 1 109	– 6 071

Proceeds from exercise options and other treasury share transactions		252	214	1 581

Increase in non-current financial debts	22.5	4 933	1 935	4 596

Repayment of non-current financial debts	22.5	– 188	– 1 696	– 3 086

Change in current financial debts	22.5	– 755	1 816	451

Impact of change in ownership of consolidated entities		0	– 6	0

Dividends paid to non-controlling interests and other financing cash flows		10	7	– 4

Cash flows used in financing activities		– 7 733	– 5 314	– 9 176

Effect of exchange rate changes on cash and cash equivalents		84	– 387	– 286

Net change in cash and cash equivalents		1 853	2 333	– 8 349

Cash and cash equivalents at January 1		7 007	4 674	13 023

Cash and cash equivalents at December 31		8 860	7 007	4 674

The accompanying Notes form an integral part of the consolidated financial statements.

[1] In 2016, the total net tax payment amounted to USD 2 299 million, of which USD 188 million was included in the cash flows used in investing activities from discontinued operations.
  In 2015, the total net tax payment amounted to USD 3 325 million, of which a refund of USD 94 million was included in the cash flows used in operating activities from discontinued operations, and a USD 965 million payment in the cash flows from investing activities of discontinued operations.

Notes to the Novartis Group consolidated financial statements

1. Significant accounting policies
The Novartis Group (Novartis or Group) is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals and also including eye care products and cost-saving generic pharmaceuticals. It is headquartered in Basel, Switzerland.
The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They are prepared in accordance with the historical cost convention except for items that are required to be accounted for at fair value.
The Group’s financial year-end is December 31, which is also the annual closing date of the individual entities’ financial statements incorporated into the Group’s consolidated financial statements.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affect the reported amounts of assets and liabilities, including any contingent amounts, as well as of revenues and expenses. Actual outcomes and results could differ from those estimates and assumptions.
Listed below are accounting policies of significance to Novartis or, in cases where IFRS provides alternatives, the option adopted by Novartis.
Scope of consolidation
The consolidated financial statements include all entities, including structured entities, over which Novartis AG, Basel, Switzerland, directly or indirectly has control (generally as a result of owning more than 50% of the entity’s voting interest). Consolidated entities are also referred to as “subsidiaries”.
In cases where Novartis does not fully own a subsidiary, it has elected to value any remaining outstanding non-controlling interest at the time of acquiring control of the subsidiary at its proportionate share of the fair value of the net identified assets.
The contribution of a business to an associate or joint venture is accounted for by applying the option under IFRS that permits the accounting for the retained interest of the business contributed at its net book value at the time of the contribution.
Investments in associated companies (generally defined as investments in entities in which Novartis holds between 20% and 50% of voting shares or over which it otherwise has significant influence) and joint ventures are accounted for using the equity method, except for selected venture fund investments for which the Group has elected to apply the method of fair value through the consolidated income statement.
Foreign currencies
The consolidated financial statements of Novartis are presented in US dollars (USD). The functional currency of subsidiaries is generally the local currency of the respective entity. The functional currency used for the reporting of certain Swiss and foreign finance entities is USD instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in these currencies.
For subsidiaries not operating in hyperinflationary economies, the subsidiary’s results, financial position and cash flows that do not have USD as their functional currency are translated into USD using the following exchange rates:
• Income, expense and cash flows using for each month the average exchange rate with the US dollar values for each month being aggregated during the year.
• Balance sheets using year-end exchange rates.
• Resulting exchange rate differences are recognized in other comprehensive income.
The only hyperinflationary economy applicable to Novartis is Venezuela. The financial statements of the major subsidiaries in this country are first adjusted for the effect of inflation, with any gain or loss on the net monetary position recorded in the related functional lines in the consolidated income statement and then translated into USD.
Acquisition of assets
Acquired assets are initially recognized on the balance sheet at cost if they meet the criteria for capitalization. If acquired as part of a business combination, the fair value of identified assets represents the cost for these assets. If separately acquired, the cost of the asset includes the purchase price and any directly attributable costs for bringing the asset into the condition to operate as intended. Expected costs for obligations to dismantle and remove property, plant and equipment when it is no longer used are included in their cost.
Property, plant and equipment
Property, plant and equipment are depreciated on a straight-line basis in the consolidated income statement over their estimated useful lives. Leasehold land is depreciated over the period of its lease, whereas freehold land is not depreciated. The related depreciation expense is included in the costs of the functions using the asset.

Property, plant and equipment are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.
The following table shows the respective useful lives for property, plant and equipment:
Useful life

Buildings	20 to 40 years

Machinery and other equipment

Machinery and equipment	7 to 20 years

Furniture and vehicles	5 to 10 years

Computer hardware	3 to 7 years

Government grants obtained for construction activities, including any related equipment, are deducted from the gross acquisition cost to arrive at the balance sheet carrying value of the related assets.
Goodwill and intangible assets
Goodwill
Goodwill arises in a business combination and is the excess of the consideration transferred to acquire a business over the underlying fair value of the net identified assets acquired. It is allocated to groups of cash-generating units (CGUs) which are usually represented by the reported segments. Goodwill is tested for impairment annually at the level of these groups of CGUs, and any impairment charges are recorded under “Other Expense” in the consolidated income statement.
Intangible assets available-for-use
Novartis has the following classes of available-for-use intangible assets: Currently marketed products; Marketing know-how; Technologies; Other intangible assets (including computer software) and the Alcon brand name.
Currently marketed products represent the composite value of acquired intellectual property, patents, and distribution rights and product trade names.
Marketing know-how represents the value attributable to the expertise acquired for marketing and distributing Alcon surgical products.
Technologies represent identified and separable acquired know-how used in the research, development and production processes.
Significant investments in internally developed and acquired computer software are capitalized and included in the “Other” category and amortized once available for use.
The Alcon brand name is shown separately, as it is the only Novartis intangible asset that is available for use with an indefinite useful life. Novartis considers that it is appropriate that the Alcon brand name has an indefinite life since Alcon-branded products have a history of strong revenue and cash flow performance, and Novartis has the intent and ability to support the brand with spending to maintain its value for the foreseeable future.
Except for the Alcon brand name, intangible assets available for use are amortized over their estimated useful lives on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The Alcon brand name is not amortized, but evaluated for potential impairment annually.
The following table shows the respective useful lives for available-for-use intangible assets and the location in the consolidated income statement in which the respective amortization and any potential impairment charge is recognized:
	Useful life	Income statement location for amortization and impairment charges

Currently marketed products	5 to 20 years	"Cost of goods sold"

Marketing know-how	25 years	"Cost of goods sold"

Technologies	10 to 20 years	"Cost of goods sold" or "Research and Development"

Other (including computer software)	3 to 7 years	In the respective functional expense

Alcon brand name	Not amortized, indefinite useful life	Not applicable

Intangible assets not yet available-for-use
Acquired research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are recognized as In-Process Research & Development (IPR&D).
IPR&D is not amortized, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant. Any impairment charge is recorded in the consolidated income statement under “Research & Development”. Once a project included in IPR&D has been successfully developed, it is transferred to the “Currently marketed products” category.
Impairment of goodwill and intangible assets
An asset is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, Novartis applies the fair value less costs of disposal method for its impairment assessment. In most cases, no directly observable market inputs are available to measure the fair value less costs of disposal. Therefore, an estimate is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value in use method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.
Fair value less costs of disposal reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGUs, and for this purpose, management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.
The estimates used in calculating the net present values are highly sensitive and depend on assumptions specific to the nature of the Group’s activities with regard to:

• Amount and timing of projected future cash flows
• Long-term sales forecasts for periods of up to 25 years
• Actions of competitors (launch of competing products, marketing initiatives, etc.)
• Sales erosion rates after the end of patent or other intellectual property rights protection and timing of the entry of generic competition
• Outcome of R&D activities (compound efficacy, results of clinical trials, etc.)
• Amount and timing of projected costs to develop IPR&D into commercially viable products
• Probability of obtaining regulatory approval
• Future tax rate
• Appropriate royalty rate for the Alcon Brand name
• Appropriate terminal growth rate
• Appropriate discount rate
Generally, for intangible assets with a definite useful life Novartis uses cash flow projections for the whole useful life of these assets. For goodwill and the Alcon brand name, Novartis generally utilizes cash flow projections for a five-year period based on management forecasts, with a terminal value based on cash flow projections usually in line with inflation rates for later periods. Probability-weighted scenarios are typically used.
Discount rates used consider the Group’s estimated weighted average cost of capital, adjusted for specific country and currency risks associated with cash flow projections to approximate the weighted average cost of capital of a comparable market participant.
Due to the above factors, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.
Impairment of associated companies accounted for at equity
Novartis considers investments in associated companies for impairment evaluation whenever objective evidence indicates the net investment may be impaired, including when a quoted share price indicates a fair value less than the per-share balance sheet carrying value for the investment.
If the recoverable amount of the investment is estimated to be lower than the balance sheet carrying amount an impairment charge is recognized for the difference in the consolidated income statement under “Income from associated companies”.
Cash and cash equivalents, marketable securities, commodities and non-current financial assets
Cash and cash equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash. Bank overdrafts are usually presented within current financial debts on the consolidated balance sheet, except in cases where a right of offset has been agreed with a bank, which then allows for presentation on a net basis.
Marketable securities are financial assets consisting principally of equity and debt securities as well as fund investments. Marketable securities held for short-term purposes are principally traded in liquid markets and are classified as marketable securities on the consolidated balance sheet. Marketable securities held for long-term strategic purposes are classified as non-current financial assets on the consolidated balance sheet.
Marketable securities are initially recorded at fair value on their trade date, which is different from the settlement date when the transaction is ultimately effected. Quoted securities are re-measured at each reporting date to fair value based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. The majority of non-quoted investments are valued initially at fair value through the established purchase price between a willing buyer and seller. Non-quoted investments are subsequently adjusted based on values derived from using discounted cash flow analysis or other pricing models. These investment values are what is known as “Level 3” in the fair value hierarchy.
The Group has classified all its equity and quoted debt securities as well as fund investments as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. Unrealized gains, except exchange gains related to quoted debt instruments, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are recognized in the consolidated income statement when the financial asset is sold, at which time the gain is transferred either to “Other financial income and expense”, for the marketable securities held for short-term non-strategic purposes, or to “Other income”, for all other equity securities and fund investments. Exchange gains related to quoted debt instruments are immediately recognized in the consolidated income statement under “Other financial income and expense”.
A security is assessed for impairment when its market value at the balance sheet date is less than initial cost reduced by any previously recognized impairment. Impairments on equity securities, quoted debt securities and fund investments, and exchange rate losses on quoted debt securities in a foreign currency that are held for short-term non-strategic purposes are recorded in “Other financial income and expense”. Impairments are recorded for all other equity securities and other fund investments in “Other expense” in the consolidated income statement.
Commodities include gold bullion or coins which are valued at the lower of cost or fair value using current market prices. The changes in fair value below cost are immediately recorded in “Other financial income and expense”.
Other non-current financial assets, including loans held for long-term strategic purposes, are carried at amortized cost, which reflects the time value of money less any allowances for uncollectable amounts. For these financial assets, impairments and exchange rate losses are included in “Other expense” in the consolidated income statement and exchange rate gains and interest income using the effective interest rate method are included in “Other income” in the consolidated income statement.

Derivative financial instruments
Derivative financial instruments are initially recognized in the balance sheet at fair value and are re-measured to their current fair value at the end of each subsequent reporting period. The valuation of a forward exchange rate contract is based on the discounted cash flow model, using interest curves and spot rates at the reporting date as observable inputs.
Options are valued based on a modified Black-Scholes model using volatility and exercise prices as major observable inputs.
The Group utilizes derivative financial instruments for the purpose of hedging to reduce the volatility in the Group’s performance due to the exposure of various types of business risks. To mitigate these risks, the Group enters into certain derivative financial instruments. The risk reduction is obtained because the derivative’s value or cash flows are expected, wholly or partly, to offset changes in the value or cash flows of the recognized assets or liabilities. The overall strategy is aiming to mitigate the currency and interest exposure risk of positions that are contractually agreed and to partially mitigate the exposure risk of selected anticipated transactions.
Certain derivative financial instruments meet the criteria for hedge accounting treatment. A prerequisite for obtaining this accounting-hedge relationship is extensive documentation on inception and proving on a regular basis that the economic hedge is effective for accounting purposes. Other derivative financial instruments do not meet the criteria to qualify for hedge accounting. Changes in the fair value of those derivative instruments are recognized immediately in “Other financial income and expense” in the consolidated income statement.
In addition, the Group has designated certain long-term debt components as hedges of the translation risk arising on certain net investments in foreign operations. On consolidation, foreign currency differences arising on long-term debt designated as net investment hedges of a foreign operation are recognized in other comprehensive income and accumulated in currency translation effects, to the extent that the hedge is effective. The foreign currency differences arising from hedge ineffectiveness are recognized in the income statement in “Other financial income and expense”.
When a hedged net investment is disposed of, the proportionate portion of the cumulative amount recognized in equity in relation to the hedged net investment is transferred to the income statement as an adjustment to the profit or loss on disposal.
Inventories
Inventory is valued at acquisition or production cost determined on a first-in first-out basis. This value is used for the “Cost of goods sold” in the consolidated income statement. Unsalable inventory is fully written off in the consolidated income statement under “Cost of goods sold”.
Trade receivables
Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.
Provisions for doubtful trade receivables are established once there is an indication that it is likely that a loss will be incurred. These provisions represent the difference between the trade receivable’s carrying amount in the consolidated balance sheet and the estimated net collectible amount. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. Charges for doubtful trade receivables are recognized in the consolidated income statement within “Marketing & Sales” expenses.
Legal and environmental liabilities
Novartis and its subsidiaries are subject to contingencies arising in the ordinary course of business such as patent litigation, environmental remediation liabilities and other product-related litigation, commercial litigation, and governmental investigations and proceedings. Provisions are recorded where a reliable estimate can be made of the probable outcome of legal or other disputes against the subsidiary.
Contingent consideration
In a business combination or divestment of a business, it is necessary to recognize contingent future payments to previous owners, representing contractually defined potential amounts as a liability or asset. Usually for Novartis, these are linked to milestone or royalty payments related to certain assets and are recognized as a financial liability or financial asset at their fair value, which is then re-measured at each subsequent reporting date. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, are appropriately discounted to reflect the impact of time.
Changes in the fair value of contingent consideration liabilities in subsequent periods are recognized in the consolidated income statement in “Cost of goods sold” for currently marketed products and in “Research & Development” for IPR&D. Changes in contingent consideration assets are recognized in “Other income” or “Other expense”, depending on its nature.
The effect of unwinding the discount over time is recognized for contingent liabilities in “Interest expense” and for contingent assets in “other financial income and expense” in the consolidated income statement.

Defined benefit pension plans and other post-employment benefits
The liability in respect of defined benefit pension plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost for such post-employment benefit plans is included in the personnel expenses of the various functions where the associates are employed, while the net interest on the net defined benefit liability or asset is recognized as “Other expense” or “Other income”.
Treasury shares
Treasury shares are initially recorded at fair value on their trade date which is different from the settlement date, when the transaction is ultimately effected. Treasury shares are deducted from consolidated equity at their nominal value of CHF 0.50 per share. Differences between the nominal amount and the transaction price on purchases or sales of treasury shares with third parties, or the value of services received for the shares allocated to associates as part of share-based compensation arrangements, are recorded in “Retained earnings” in the consolidated statement of changes in equity.
Revenue recognition
Revenue
Revenue is recognized on the sale of Novartis Group products and services and recorded as “Net sales” in the consolidated income statement when there is persuasive evidence that a sales arrangement exists; title, risks and rewards for the products are transferred to the customer; the price is determinable; and collectability is reasonably assured. When contracts contain customer acceptance provisions, sales are recognized upon the satisfaction of acceptance criteria. If products are stockpiled at the request of the customer, revenue is only recognized once the products have been inspected and accepted by the customer, and there is no right of return or replenishment on product expiry.
Surgical equipment may be sold together with other products and services under a single contract. The total consideration is allocated to the separate elements based on their relative fair values. Revenue is recognized once the recognition criteria have been met for each element of the contract.
For surgical equipment, in addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Novartis transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair values of the equipment, which approximate the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements in excess of twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in “Other income”. Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.
Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.
Provisions for refunds granted to healthcare providers under innovative pay-for-performance agreements are recorded as a revenue deduction at the time the related sales are recorded. They are calculated on the basis of historical experience and clinical data available for the product, as well as the specific terms in the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until such history is available.
Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions.
Following a decrease in the price of a product, we generally grant customers a “shelf stock adjustment” for their existing inventory for the involved product. Provisions for shelf stock adjustments, which are primarily relevant within the Sandoz Division, are determined at the time of the price decline or at the point of sale, if the impact of a price decline on the products sold can be reasonably estimated based on the customer’s inventory levels of the relevant product.
When there is historical experience of Novartis agreeing to customer returns and Novartis can reasonably estimate expected future returns, a provision is recorded for estimated sales returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.
Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

Other revenue
“Other revenue” includes royalty and profit sharing income and revenue from activities such as manufacturing services or other services rendered, to the extent such revenue is not recorded under net sales.
Research & Development
Internal Research & Development (R&D) costs are fully charged to “Research & Development” in the consolidated income statement in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union, Switzerland or Japan.
Payments made to third parties, such as contract research and development organizations in compensation for subcontracted R&D, that is deemed to not transfer intellectual property to Novartis are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market.
Payments made to third parties to in-license or acquire intellectual property rights, compounds and products, including initial upfront and subsequent milestone payments, are capitalized, as are payments for other assets, such as technologies to be used in R&D activities. If additional payments are made to the originator company to continue to perform R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Novartis. Such additional payments will be capitalized if they are deemed to be compensation for the transfer to Novartis of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed, since the technical feasibility of the internal R&D activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market.
Costs for post-approval studies performed to support the continued registration of a marketed product are recognized as marketing expenses. Costs for activities that are required by regulatory authorities as a condition for obtaining marketing approval are capitalized and recognized as currently marketed products.
Inventory produced ahead of regulatory approval is fully provisioned and the charge is included in “Other expense” in the consolidated income statement, as its ultimate use cannot be assured. If this inventory can be subsequently sold, the provision is released to “Other income” in the consolidated income statement either on approval by the appropriate regulatory authority or, exceptionally in Europe, on recommendation by the Committee for Medicinal Products for Human Use (CHMP), if approval is virtually certain.
Share-based compensation
Vested Novartis shares and American Depositary Receipts (ADRs) that are granted as compensation are valued at their market value on the grant date and are immediately expensed in the consolidated income statement.
The fair values of unvested restricted shares, restricted share units (RSUs) and performance share units (PSUs) in Novartis shares and ADRs granted to associates as compensation are recognized as an expense over the related vesting period. The expense recorded in the consolidated income statement is included in the personnel expenses of the various functions where the associates are employed.
Unvested restricted shares, restricted ADRs and RSUs are only conditional on the provision of services by the plan participant during the vesting period. They are valued using their fair value on the grant date. As RSUs do not entitle the holder to dividends the fair value is based on the Novartis share price at the grant date adjusted for the net present value of the dividends expected to be paid during the holding period. The fair value of these grants, after making adjustments for assumptions related to their forfeiture during the vesting period, is expensed on a straight-line basis over the respective vesting period.
PSUs are subject to certain performance criteria being achieved during the vesting period and require plan participants to provide services during the vesting period. PSUs granted under plans defined as “Long-Term Performance Plans” are subject to performance criteria based on Novartis internal performance metrics. The expense is determined taking into account assumptions concerning performance during the period against targets and expected forfeitures due to plan participants not meeting their service conditions. These assumptions are periodically adjusted. Any change in estimates for past services is recorded immediately as an expense or income in the consolidated income statement and amounts for future periods are expensed over the remaining vesting period. As a result, at the end of the vesting period, the total charge during the whole vesting period represents the amount that will finally vest. The number of equity instruments that finally vest is determined at the vesting date.
PSUs granted under the Long-Term Relative Performance Plan (LTRPP) are conditional on the provision of services by the plan participant during the vesting period as well as on the Total Shareholder Return (TSR) performance of Novartis relative to a specific peer group of companies over the vesting period. These performance conditions are based on variables that can be observed in the market. IFRS requires that these observations are taken into account in determining the fair value of these PSUs at the date of grant. Novartis has determined the fair value of these PSUs at the date of grant using a “Monte Carlo” simulation model. The total fair value of this grant is expensed on a straight-line basis over the vesting period. Adjustments to the number of equity instruments granted are only made if a plan participant does not fulfill the service conditions.
If a plan participant leaves Novartis for reasons other than retirement, disability or death, then unvested restricted shares, restricted ADRs, RSUs and PSUs are forfeited, unless determined otherwise by the provision of the plan rules or by the Compensation Committee of the Novartis Board of Directors, for example, in connection with a reorganization or divestment.
Measuring the fair values of PSUs granted under the LTRPP, requires estimates. The Monte Carlo simulation used for determining the fair value of the PSUs related to the LTRPP requires as input parameters the probability of factors related to uncertain future events; the term of the award; the grant price of underlying shares or ADRs; expected volatilities; the expected correlation matrix of the underlying equity instruments with those of the peer group of companies and the risk-free interest rate.
Government grants
Grants from governments or similar organizations are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants related to income are deferred and recognized in the consolidated income statement over the period necessary to match them with the related costs that they are intended to compensate.
The accounting policy for property, plant and equipment describes the treatment of any related grants.
Restructuring charges
Restructuring provisions are recognized for the direct expenditures arising from the restructuring, where the plans are sufficiently detailed and where appropriate communication to those affected has been made.
Charges to increase restructuring provisions are included in “Other expense” in the consolidated income statements. Corresponding releases are recorded in “Other income” in the consolidated income statement.
Taxes
Taxes on income are provided in the same periods as the revenues and expenses to which they relate and include any interest and penalties incurred during the period. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Since the retained earnings are reinvested, withholding or other taxes on eventual distribution of a subsidiary’s retained earnings are only taken into account when a dividend has been planned.
The estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are based on currently known facts and circumstances. Tax returns are based on an interpretation of tax laws and regulations, and reflect estimates based on these judgments and interpretations. The tax returns are subject to examination by the competent taxing authorities, which may result in an assessment being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in the estimates of the tax positions.
Non-current assets held for sale
Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs of disposal. Assets held for sale, included within a disposal group or discontinued operations are not depreciated or amortized.
Status of adoption of significant new or amended IFRS standards or interpretations
The adoption of new or amended standards and interpretations that are effective for the financial year beginning on January 1, 2017, did not have a material impact on the Group’s consolidated financial statements.
The following new IFRS standards will, based on a Novartis analysis, be of significance to the Group, but have not yet been early adopted:
IFRS 9 FINANCIAL INSTRUMENTS
IFRS 9 Financial Instruments will substantially change the classiﬁcation and measurement of ﬁnancial instruments. The new standard requires impairments to be based on a forward-looking model, changes the approach to hedging ﬁnancial exposures and related documentation, changes the recognition of certain fair value changes and amends disclosures requirements.
The impairment of financial assets, including trade and lease receivables, will be assessed using an expected credit loss model rather than the current incurred loss model. Given the nature of Novartis’ financial assets, the Group does not expect a significant impact to our provisions for doubtful accounts or impairments from this change.
The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Group’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. Based on the impact of adoption assessment performed, Novartis expects that the existing hedge relationship will continue to be designated as such under the new hedge accounting requirements.
The Group will implement the new standard on January 1, 2018 and will apply the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 9, as at January 1, 2018, to retained earnings and not restate prior years.
The most significant impact to the Group, upon adoption of IFRS 9, will be the treatment of the unrealized gains and losses from changes in fair value on certain of the Group’s financial instruments, which are classified as available-for-sale marketable securities and financial investments. The unrealized gains and losses (to the extent of previous recognized unrealized gains), which the Group currently recognizes in the consolidated statement of other comprehensive income, will in the future be recognized in the consolidated income statement. This approach will be applied to equity securities where the fair value through other comprehensive income irrevocable option will not be applied. If this accounting had been applied prior to January 1, 2018, the adoption date, the cumulative effect to be recorded as an increase to retained earnings, as at January 1, 2018, is estimated at USD 0.2 billion.
IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS
IFRS 15 Revenue from contracts with customers amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash ﬂows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.
Results of our impact assessment:
• The Group’s “Net sales” are derived from the sale of drug substances, vision care products, surgical equipment, other products and services, where control transfers to our customers and our performance obligations are satisfied at the time of shipment to or receipt of the products by the customer or when the services are performed. We do not expect IFRS 15 to significantly change the timing or amount of revenue recognized under these arrangements.
• The Group’s “Other revenue” consists of royalty income from the out-licensing of intellectual property (IP), which is recognized as earned and from manufacturing services and other services, where revenue is recognized when control transfers to the third party and our performance obligations are satisfied. We do not expect IFRS 15 to significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor from these royalty arrangements, as the standard’s royalty exception will apply for IP licenses.
“Other revenue” also includes revenue from profit sharing arrangements with our collaboration partners. Furthermore, the Group receives milestone payments related to sale or out-licensing of IP. Novartis does not expect IFRS 15 to significantly change the timing or amount of revenue recognized under these arrangements.
The Group will implement the new standard on January 1, 2018 and will apply the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 15, as at January 1, 2018, to retained earnings and not restate prior years. However, since the results of the Group’s impact assessment indicates that IFRS 15 is not expected to significantly change the amount or timing of revenue recognition in 2017 or prior periods, an insignificant cumulative adjustment to increase retained earnings will be made.
IFRS 16 LEASES
IFRS 16 Leases substantially changes the ﬁnancial statements as the majority of leases for which the company is the lessee will become on-balance sheet liabilities with corresponding right of use assets on the balance sheet. The standard replaces IAS 17 Leases and is effective on January 1, 2019. The current undiscounted operating lease commitments of USD 3.2 billion as of December 31, 2017, and disclosed in Note 27 provide, subject to the provision of the standard, an indicator of the impact of the implementation of IFRS 16 on the Group’s consolidated balance sheet.
Upon adoption of the new standard, a portion of the annual operating lease costs, which is currently fully recognized as a functional expense, will be recorded as interest expense. In addition, the portion of the annual lease payments recognized in the cash flow statement as a reduction of the lease liability will be recognized as an outflow from financing activities, which currently are fully recognized as an outflow from operating activities. Given the leases involved and assuming the current low interest rate environment continues, the Group does not currently expect these effects to be significant.
There are no other IFRS standards or interpretations not yet effective that would be expected to have a material impact on the Group.
2. Significant transactions
Significant transactions in 2017
Innovative Medicines – Acquisition of Ziarco Group Limited
On January 20, 2017, Novartis acquired Ziarco Group Limited (Ziarco), a privately held company in the United Kingdom, focused on the development of novel treatments in dermatology. This acquisition adds a once-daily oral H4 receptor antagonist in development for atopic dermatitis, commonly known as eczema, to complement the Novartis dermatology portfolio and pipeline. The fair value of the total purchase consideration was USD 420 million. The amount consisted of an initial cash payment of USD 325 million and the net present value of the contingent consideration of USD 95 million, due to Ziarco shareholders, which they are eligible to receive upon the achievement of specified development milestones. The purchase price allocation resulted in net identifiable assets of USD 395 million and goodwill of USD 25 million. Results of operations since the date of acquisition were not material.
Innovative Medicines – Acquisition of Encore Vision, Inc.
On January 20, 2017, Novartis acquired Encore Vision, Inc. (Encore), a privately-held company in Fort Worth, Texas, in the United States, focused on the development of a novel treatment in presbyopia. The fair value of the total purchase consideration was USD 456 million. The amount consisted of an initial cash payment of USD 366 million and the net present value of the contingent consideration of USD 90 million, due to Encore shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 389 million and goodwill of USD 67 million. Results of operations since the date of acquisition were not material.
Significant transaction entered into in 2017 and closed in January 2018
Innovative Medicines – Acquisition of ADVANCED ACCELERATOR APPLICATIONS, S.A.
On October 30, 2017, Novartis entered into a binding memorandum of understanding with Advanced Accelerator Applications S.A., (AAA), a NASDAQ-listed company headquartered in Saint-Genis-Pouilly, France, under which Novartis agreed to commence a tender offer for 100% of the share capital of AAA subject to certain conditions. Novartis commenced the tender offer on December 7, 2017, to purchase all of the outstanding ordinary shares for a price of USD 41 per share and USD 82 per American Depositary Share (ADS), each representing two ordinary shares of AAA, which expired on January 19, 2018. The offer values AAAs equity at USD 3.9 billion, on a fully diluted basis. The transaction to acquire AAA is being funded mainly through external short- and long-term debt.
As of the expiration of the tender offer, approximately 97% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs, were validly tendered. On January 22, 2018, Novartis accepted and paid USD 3.9 billion for the ordinary shares, including ordinary shares represented by ADSs, tendered in the offer.
On January 22, 2018 Novartis also commenced a subsequent offering period that will expire on January 31, 2018, unless extended.
AAA is a radiopharmaceutical company that develops, produces and commercializes molecular nuclear medicines, including Lutathera® (lutetium (177Lu) oxodotreotide), a first-in-class RLT product for neuroendocrine tumors (NETs) and a portfolio of diagnostic products. Radiopharmaceuticals, such as Lutathera®, are unique medicinal formulations containing radioisotopes, which are used clinically for both diagnosis and therapy.
Significant transactions in 2016
Alcon – Acquisition of Transcend Medical, Inc.
On February 17, 2016, Alcon entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was USD 332 million. The amount consisted of an initial cash payment of USD 240 million and the net present value of contingent consideration of USD 92 million due to the Transcend shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 294 million and goodwill of USD 38 million. The 2016 results of operations since the date of acquisition were not material.
INNOVATIVE MEDICINES – ACQUISITION OF Reprixys PHARMACEUTICALs CORPORATION
On November 18, 2016, Novartis acquired Reprixys Pharmaceuticals Corporation (Reprixys), a privately held, US-based company specializing in the development of therapeutics in certain hematologic and inflammatory disorders, following receipt of results of the SUSTAIN study. The previously held interest of 19% is adjusted to its fair value of USD 64 million through the consolidated income statement at acquisition date. This re-measurement resulted in a gain of USD 53 million.
The fair value of the total purchase consideration for acquiring the 81% stake Novartis did not already own amounted to USD 268 million. The amount consisted of an initial cash payment of USD 194 million and the net present value of the contingent consideration of USD 74 million due to Reprixys shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 332 million. No goodwill was recognized. The 2016 results of operations since the date of acquisition were not material.
Significant transactions in 2015
Portfolio transformation transactions
Transaction with Eli Lilly and Company
On January 1, 2015, Novartis closed its transaction with Eli Lilly and Company, USA (Lilly) announced in April 2014 to divest its Animal Health business for USD 5.4 billion in cash. This resulted in a pre-tax gain of USD 4.6 billion, which is recorded in operating income from discontinued operations.
Transactions with GlaxoSmithKline plc
On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014, with the following consequences:
Innovative Medicines – Acquisition of GSK oncology products
Novartis acquired GSK’s oncology products and certain related assets for an aggregate cash consideration of USD 16.0 billion. Up to USD 1.5 billion of this cash consideration at the acquisition date is contingent on certain development milestones. The fair value of this potentially refundable consideration as at the acquisition date is USD 0.1 billion. In addition, under the terms of the agreement, Novartis is granted a right of first negotiation over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines. The right of first negotiation is for a period of 12.5 years from the acquisition closing date. The purchase price allocation of the fair value of the consideration of USD 15.9 billion resulted in net identified assets of USD 13.5 billion and goodwill of USD 2.4 billion. In 2015, from the date of the acquisition the business generated net sales of USD 1.8 billion. Management estimates net sales for the entire year 2015 would have amounted to USD 2.1 billion had the oncology products been acquired at the beginning of the 2015 reporting period. The 2015 net results from operations on a reported basis since the acquisition date were not material.
Vaccines – Divestment
Novartis divested its Vaccines business (excluding its Vaccines influenza business) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion paid at closing and up to USD 1.8 billion in future milestone payments. The fair value of the contingent future milestones and royalties as at the acquisition date is USD 1.0 billion, resulting in a fair value of consideration received of USD 6.25 billion. Included in this amount is a USD 450 million milestone payment received in late March 2015. The sale of this business resulted in a pre-tax gain of USD 2.8 billion, which is recorded in operating income from discontinued operations.
Novartis’s Vaccines influenza business was excluded from the GSK Vaccines business acquisition. However, GSK entered into a future option arrangement with Novartis in relation to the Vaccines influenza business, pursuant to which Novartis could have unilaterally required GSK to acquire the entire or certain parts of its Vaccines influenza business for consideration of up to USD 250 million (the Influenza Put Option) if the divestment to CSL Limited, Australia (CSL), discussed below, had not been completed. The option period was 18 months from the closing date of the GSK transaction, but terminated with the sale of the Vaccines influenza business to CSL on July 31, 2015. Novartis paid GSK a fee of USD 5 million in consideration for the grant of the Influenza Put Option.
Consumer Health – Combination of Novartis OTC with GSK Consumer Healthcare
Novartis and GSK agreed to create a combined consumer healthcare business through the combination between Novartis OTC and GSK Consumer Healthcare businesses. On March 2, 2015, a new entity, GlaxoSmithKline Consumer Healthcare Holdings Ltd. (GSK Consumer Healthcare) was formed via contribution of businesses from both Novartis and GSK. Novartis has a 36.5% interest in the newly created entity. Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value. Based on the estimates of fair values exchanged, an investment in an associated company of USD 7.6 billion was recorded. The resulting pre-tax gain, net of transaction related costs, of USD 5.9 billion is recorded in operating income from discontinued operations.
Novartis has four of eleven seats on the GSK Consumer Healthcare Board of Directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market based pricing mechanism.
The investment is accounted for using the equity method of accounting using estimated results for the last quarter of the year. Any differences between this estimate and actual results, when available, will be adjusted in the Group’s consolidated financial statements in the following year.
Additional GSK related costs
The GSK transaction resulted in USD 0.6 billion of additional transaction-related costs that were expensed, thereof USD 0.3 billion paid in 2015.
Transaction with CSL
On October 26, 2014, Novartis entered into an agreement with CSL to sell its Vaccines influenza business to CSL for USD 275 million. Entering into the separate divestment agreement with CSL resulted in the Vaccines influenza business being classified as a separate disposal group consisting of a group of cash generating units within the Vaccines Division, requiring the performance of a separate valuation of the Vaccines influenza business net assets. This triggered the recognition of an exceptional impairment charge in 2014 of USD 1.1 billion as the estimated net book value of the Vaccines influenza business net assets was above the USD 275 million consideration. The transaction with CSL was completed on July 31, 2015, resulting in a partial reversal of the impairment recorded in 2014 in the amount of USD 0.1 billion, which is included in operating income from discontinued operations.
Other significant transactions in 2015
Innovative Medicines – Acquisition of Spinifex Pharmaceuticals, Inc.
On June 29, 2015, Novartis entered into an agreement to acquire Spinifex Pharmaceuticals, Inc. (Spinifex), a United States and Australia based, privately held development stage company, focused on developing a peripheral approach to treat neuropathic pain. The transaction closed on July 24, 2015, and the fair value of the total purchase consideration was USD 312 million. The amount consisted of an initial cash payment of USD 196 million and the net present value of the contingent consideration of USD 116 million due to previous Spinifex shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 263 million and goodwill of USD 49 million. The 2015 results of operations since the date of acquisition were not material.
Innovative Medicines – Acquisition of Admune Therapeutics LLC
On October 16, 2015, Novartis entered into an agreement to acquire Admune Therapeutics LLC (Admune), a US-based, privately held company, broadening Novartis’

pipeline of cancer immunotherapies. The fair value of the total purchase consideration amounted to USD 258 million. This amount consists of an initial cash payment of USD 140 million and the net present value of the contingent consideration of USD 118 million due to Admune’s previous owners, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 258 million. No goodwill was recognized. The 2015 results of operations since the date of acquisition were not material.
3. Segmentation of key figures 2017, 2016 and 2015
The businesses of Novartis are divided operationally on a worldwide basis into three identified reporting segments, Innovative Medicines, Sandoz and Alcon. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker, which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute, and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology business unit, which consists of the global business franchises Oncology and Novartis Pharmaceuticals business unit, which consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally in three franchises: Retail Generics, Anti Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of cardiovascular, central nervous system, dermatology, gastrointestinal and hormonal therapies, metabolism, oncology, ophthalmics, pain, and respiratory, as well as finished dosage form anti infectives sold to third parties. In Anti Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. The Alcon Division is the global leader in eye care, with product offerings in eye care devices and vision care. The Alcon Division is organized globally in two global business franchises as follows: In Surgical, Alcon develops, manufactures, distributes and sells ophthalmic surgical equipment, instruments, disposable products and intraocular lenses. In Vision Care, Alcon develops, manufactures, distributes and sells contact lenses and lens care products.
Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes other items of income and expense that are not attributable to specific segments, such as certain revenues from intellectual property rights, certain expenses related to post-employment benefits, environmental remediation liabilities, charitable activities, donations and sponsorships. Usually, no allocation of Corporate items is made to the segments. As a result, Corporate assets and liabilities principally consist of net liquidity (cash and cash equivalents, marketable securities less financial debts), investments in associated companies and current and deferred taxes and non-segment specific environmental remediation and post-employment benefit liabilities. Corporate also includes the Alcon brand name intangible asset as it is used to market products of the Alcon Division and products within the Ophthalmology business franchise of the Innovative Medicines Division.

Our divisions are supported by the Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Novartis Business Services organizations.
• The Novartis Institutes for BioMedical Research (NIBR) conducts research activities of the Innovative Medicines Division and also collaborates with Sandoz.
• Global Drug Development organization was established in July 2016 and oversees all drug development activities for our Innovative Medicines Division and the biosimilars portfolio of our Sandoz Division.
• Novartis Technical Operations organization was established in July 2016, to centralize management of our manufacturing operations across our Innovative Medicines and Sandoz Divisions.
• Novartis Business Services (NBS) was established in January 2015 as a shared services organization and delivers business support services across the Group, such as information technology, real estate and facility services, procurement, product lifecycle services, human resources and financial reporting and accounting operations.
Following the portfolio transformation transactions in 2015, described in Note 2, Novartis has separated the Group’s reported financial data into “continuing” operations and “discontinued” operations:
Continuing operations comprise:
• Innovative Medicines: innovative patent-protected prescription medicines
• Sandoz: generic and biosimilar pharmaceuticals
• Alcon: eye care devices and vision care
• Corporate activities
Discontinued operations comprise:
• Vaccines: preventive human vaccines. Excluded are certain intellectual property rights and related other revenues of the Vaccines Division, which are now reported under Corporate activities.
• Consumer Health: OTC (over-the-counter medicines) and Animal Health. These two divisions were managed separately. However, neither was material enough to the Group to be disclosed separately as a reporting segment.
• Corporate: certain transactional and other expenses related to the portfolio transformation.
The accounting policies mentioned in Note 1 are used in the reporting of segment results. Inter-segmental sales are made at amounts that are considered to approximate arm’s length transactions. The Executive Committee of Novartis evaluates segmental performance and allocates resources among the segments based on a number of measures including net sales, operating income and net operating assets. Segment net operating assets consist primarily of property, plant and equipment, intangible assets, goodwill, inventories and trade and other operating receivables less operating liabilities.

Segmentation – Consolidated income statements
	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Net sales to third parties	33 025	32 562	10 060	10 144	6 024	5 812			49 109	48 518

Sales to other segments	668	624	118	104	3		– 789	– 728

Net sales	33 693	33 186	10 178	10 248	6 027	5 812	– 789	– 728	49 109	48 518

Other revenues	898	815	37	37	3	4	88	62	1 026	918

Cost of goods sold	– 9 007	– 9 331	– 5 800	– 5 971	– 3 231	– 3 092	863	874	– 17 175	– 17 520

Gross profit	25 584	24 670	4 415	4 314	2 799	2 724	162	208	32 960	31 916

Marketing & Sales	– 9 089	– 8 435	– 1 811	– 1 681	– 1 961	– 1 882			– 12 861	– 11 998

Research & Development	– 7 630	– 7 709	– 774	– 814	– 568	– 516			– 8 972	– 9 039

General & Administration	– 986	– 978	– 315	– 300	– 383	– 410	– 452	– 506	– 2 136	– 2 194

Other income	1 027	1 091	204	185	47	48	691	603	1 969	1 927

Other expense	– 1 124	– 1 213	– 351	– 259	– 124	– 96	– 732	– 776	– 2 331	– 2 344

Operating income	7 782	7 426	1 368	1 445	– 190	– 132	– 331	– 471	8 629	8 268

Income from associated companies	– 1		23	6			1 086	697	1 108	703

Interest expense									– 777	– 707

Other financial income and expense									39	– 447

Income before taxes									8 999	7 817

Taxes									– 1 296	– 1 119

Net income									7 703	6 698

Attributable to:
Shareholders of Novartis AG									7 703	6 712

Non-controlling interests									0	– 14

Included in net income are:
Interest income									110	43

Depreciation of property, plant & equipment	– 916	– 883	– 270	– 260	– 217	– 229	– 117	– 117	– 1 520	– 1 489

Amortization of intangible assets	– 2 291	– 2 470	– 447	– 450	– 942	– 929	– 10	– 12	– 3 690	– 3 861

Impairment charges on property, plant & equipment, net	– 84	– 93	– 73	– 2		– 5		– 2	– 157	– 102

Impairment charges on intangible assets, net	– 591	– 522	– 61	– 65	– 57	– 4			– 709	– 591

Impairment charges and fair value gains on financial assets, net	– 42	– 55			– 29		– 185	– 77	– 256	– 132

Additions to restructuring provisions	– 122	– 236	– 61	– 46	– 8	– 36	– 3	– 25	– 194	– 343

Equity-based compensation of Novartis equity plans	– 593	– 582	– 52	– 47	– 71	– 53	– 208	– 164	– 924	– 846

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net sales to third parties from continuing operations	32 562	33 345	10 144	10 070	5 812	5 999			48 518	49 414

Sales to other segments	624	518	104	128			– 728	– 620		26

Net sales from continuing operations	33 186	33 863	10 248	10 198	5 812	5 999	– 728	– 620	48 518	49 440

Other revenues	815	792	37	25	4	23	62	107	918	947

Cost of goods sold	– 9 331	– 9 204	– 5 971	– 5 844	– 3 092	– 3 145	874	789	– 17 520	– 17 404

Gross profit from continuing operations	24 670	25 451	4 314	4 379	2 724	2 877	208	276	31 916	32 983

Marketing & Sales	– 8 435	– 8 430	– 1 681	– 1 679	– 1 882	– 1 663			– 11 998	– 11 772

Research & Development	– 7 709	– 7 685	– 814	– 782	– 516	– 468			– 9 039	– 8 935

General & Administration	– 978	– 1 031	– 300	– 346	– 410	– 450	– 506	– 648	– 2 194	– 2 475

Other income	1 091	1 149	185	109	48	54	603	737	1 927	2 049

Other expense	– 1 213	– 1 639	– 259	– 381	– 96	– 69	– 776	– 784	– 2 344	– 2 873

Operating income from continuing operations	7 426	7 815	1 445	1 300	– 132	281	– 471	– 419	8 268	8 977

Income from associated companies			6	2			697	264	703	266

Interest expense									– 707	– 655

Other financial income and expense									– 447	– 454

Income before taxes from continuing operations									7 817	8 134

Taxes									– 1 119	– 1 106

Net income from continuing operations									6 698	7 028

Net income from discontinued operations										10 766

Net income									6 698	17 794

Attributable to:
Shareholders of Novartis AG									6 712	17 783

Non-controlling interests									– 14	11

Included in net income from continuing operations are:
Interest income									43	33

Depreciation of property, plant & equipment	– 883	– 839	– 260	– 277	– 229	– 237	– 117	– 117	– 1 489	– 1 470

Amortization of intangible assets	– 2 470	– 2 384	– 450	– 450	– 929	– 912	– 12	– 9	– 3 861	– 3 755

Impairment charges on property, plant & equipment, net	– 93	39	– 2	– 97	– 5	– 1	– 2	– 21	– 102	– 80

Impairment charges on intangible assets, net	– 522	– 138	– 65	– 27	– 4	– 1			– 591	– 166

Impairment charges and fair value gains on financial assets, net	– 55	– 32					– 77	– 72	– 132	– 104

Additions to restructuring provisions	– 236	– 232	– 46	– 93	– 36	– 25	– 25	– 49	– 343	– 399

Equity-based compensation of Novartis equity plans	– 582	– 620	– 47	– 53	– 53	– 66	– 164	– 164	– 846	– 903

Segmentation – Consolidated balance sheets
	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Total assets	54 075	51 911	18 231	17 611	22 014	22 970	38 759	37 632	133 079	130 124

Total liabilities	– 11 457	– 10 007	– 3 459	– 3 168	– 1 893	– 2 520	– 42 043	– 39 538	– 58 852	– 55 233

Total equity									74 227	74 891

Net debt									19 047	16 025

Net operating assets	42 618	41 904	14 772	14 443	20 121	20 450			93 274	90 916

Included in assets and liabilities are:
Total property, plant & equipment	10 857	10 410	2 525	2 374	2 403	2 163	679	694	16 464	15 641

Additions to property, plant & equipment [1]	877	996	326	316	431	396	94	127	1 728	1 835

Total goodwill and intangible assets	31 571	31 630	10 993	10 774	16 176	16 914	3 007	3 002	61 747	62 320

Additions to goodwill and intangible assets [1]	984	865	64	45	82	63	16	5	1 146	978

Total investment in associated companies	41	16	7	18			15 322	14 270	15 370	14 304

Additions to investment in associated companies	6	4					40	37	46	41

Cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments							9 485	7 777	9 485	7 777

Financial debts and derivative financial instruments							28 532	23 802	28 532	23 802

Current income tax and deferred tax liabilities							6 891	8 260	6 891	8 260

[1] Excluding impact of business combinations

The following table shows countries that accounted for more than 5% of at least one of the respective Group totals, as well as regional information for net sales for the years ended December 31, 2017, 2016 and 2015, and for selected non-current assets for the years ended December 31, 2017 and 2016:
	Net sales[1]						Total of selected non-current assets[2]

(USD millions)	2017	%	2016	%	2015	%	2017	%	2016	%

Country
Switzerland	836	2	830	2	774	2	43 920	47	44 413	48

United States	16 935	34	17 117	35	18 079	37	28 476	30	28 484	31

United Kingdom	1 160	2	1 182	2	1 277	3	7 957	9	6 892	7

Germany	3 690	8	3 634	7	3 262	7	3 128	3	2 733	3

France	2 490	5	2 390	5	2 269	5	284		199

Japan	3 177	6	3 267	7	3 163	6	148		145

Other	20 821	43	20 098	42	20 590	40	9 668	11	9 399	11

Group	49 109	100	48 518	100	49 414	100	93 581	100	92 265	100

Region
Europe	17 492	36	17 079	35	16 472	33	61 699	66	59 879	65

Americas	20 899	42	20 998	43	22 414	45	29 113	31	29 831	32

Asia/Africa/Australasia	10 718	22	10 441	22	10 528	22	2 769	3	2 555	3

Group	49 109	100	48 518	100	49 414	100	93 581	100	92 265	100

[1] Net sales from operations by location of third-party customer
[2] Total of property, plant and equipment; goodwill; intangible assets; and investment in associated companies
The Group’s largest, second-largest and third-largest customers account for approximately 17%, 12% and 7% of net sales, respectively (2016: 16%, 12% and 6% respectively; 2015: 14%, 11% and 5% respectively). All segments had sales to these customers in 2017, 2016 and 2015. No other customer accounted for 5% or more of net sales in any year.
The highest amounts of trade receivables outstanding were for these same three customers and amounted to 14%, 9% and 5%, respectively, of the trade receivables at December 31, 2017 (2016: 14%, 9% and 6% respectively).

Innovative Medicines net sales by business franchise
	2017 USD millions	2016 USD millions	Change (2016 to 2017) USD %	2015 USD millions	Change (2015 to 2016) USD %

Oncology
Gleevec/Glivec	1 943	3 323	– 42	4 658	– 29

Tasigna	1 841	1 739	6	1 632	7

Sandostatin	1 612	1 646	– 2	1 630	1

Afinitor/Votubia	1 525	1 516	1	1 607	– 6

Exjade/Jadenu	1 059	956	11	917	4

Tafinlar + Mekinist	873	672	30	453	nm

Promacta/Revolade	867	635	37	402	nm

Votrient	808	729	11	565	nm

Jakavi	777	581	34	410	42

Kisqali	76	0	nm	0	nm

Other	893	993	– 10	1 030	– 4

Total Oncology business unit	12 274	12 790	– 4	13 304	– 4

Ophthalmology
Lucentis	1 888	1 835	3	2 060	– 11

Travoprost Group	589	619	– 5	631	– 2

Systane Group	400	377	6	380	– 1

Topical Olopatadine Group	284	335	– 15	457	– 27

Other	2 207	2 297	– 4	2 395	– 4

Total Ophthalmology	5 368	5 463	– 2	5 923	– 8

Immunology and Dermatology
Cosentyx	2 071	1 128	84	261	nm

Neoral/Sandimmun(e)	488	515	– 5	570	– 10

Zortress/Certican	414	398	4	335	19

Ilaris	402	283	42	236	20

Myfortic	378	383	– 1	441	– 13

Other	288	308	– 6	294	5

Total Immunology and Dermatology	4 041	3 015	34	2 137	41

Neuroscience
Gilenya	3 185	3 109	2	2 776	12

Other	102	124	– 18	141	– 12

Total Neuroscience	3 287	3 233	2	2 917	11

	2017 USD millions	2016 USD millions	Change (2016 to 2017) USD %	2015 USD millions	Change (2015 to 2016) USD %

Respiratory
Ultibro Breezhaler	411	363	13	260	40

Seebri Breezhaler	151	149	1	150	– 1

Onbrez Breezhaler	112	143	– 22	166	– 14

Subtotal COPD[1] portfolio	674	655	3	576	14

Xolair [2]	920	835	10	755	11

Other	23	31	– 26	37	– 16

Total Respiratory	1 617	1 521	6	1 368	11

Cardio-Metabolic
Entresto	507	170	198	21	nm

Other	17	14	21	0	nm

Total Cardio-Metabolic	524	184	185	21	nm

Established Medicines
Galvus	1 233	1 193	3	1 140	5

Exforge	960	926	4	1 047	– 12

Diovan/Co-Diovan	957	1 073	– 11	1 284	– 16

Voltaren/Cataflam	465	525	– 11	558	– 6

Exelon/Exelon Patch	381	444	– 14	728	– 39

Ritalin/Focalin	236	282	– 16	365	– 23

Other	1 682	1 913	– 12	2 553	– 25

Total Established Medicines	5 914	6 356	– 7	7 675	– 17

Total Pharmaceutical business unit	20 751	19 772	5	20 041	– 1

Total division net sales	33 025	32 562	1	33 345	– 2

[1] Chronic obstructive pulmonary disease
[2] Net sales reflect Xolair sales for all indications (e.g., including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise)

nm = not meaningful
The product portfolio of other segments is widely spread in 2017, 2016 and 2015.

4. Associated companies
	Net income statement effect			Other comprehensive income effect			Total comprehensive income effect

(USD millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Roche Holding AG, Switzerland	456	464	343	108	– 39	– 149	564	425	194

GlaxoSmithKline Consumer Healthcare Holdings Ltd., UK	629	234	– 79	– 145	710	– 4	484	944	– 83

Others	23	5	2				23	5	2

Associated companies related to continuing operations	1 108	703	266	– 37	671	– 153	1 071	1 374	113

Novartis has significant investments in Roche Holding AG, Basel (Roche) and in GlaxoSmithKline Consumer Healthcare Holdings Ltd, Brentford, Middlesex, UK as well as certain other smaller investments that are accounted for as associated companies.
Balance sheet value

(USD millions)	December 31, 2017	December 31, 2016

Roche Holding AG, Switzerland	8 121	7 644

GlaxoSmithKline Consumer Healthcare Holdings Ltd., UK	7 020	6 448

Others	229	212

Total	15 370	14 304

Roche Holding AG
The Group’s holding in Roche voting shares was 33.3% at December 31, 2017, 2016 and 2015. This investment represents approximately 6.3% of Roche’s total outstanding voting and non-voting equity instruments at December 31, 2017, 2016 and 2015.
Since full-year 2017 financial data for Roche is not available when Novartis produces its consolidated financial results, a survey of analyst estimates is used to estimate the Group’s share of Roche’s net income. Any differences between these estimates and actual results will be adjusted in the Group’s 2018 consolidated financial statements when available.
The following tables show summarized financial information for Roche, including current values of fair value adjustments made at the time of the acquisition of the shares, for the year ended December 31, 2016 and for the six months ended June 30, 2017 (since full-year 2017 data is not yet available):
(CHF billions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities

December 31, 2016	28.7	61.4	22.6	27.8

June 30, 2017	26.7	56.9	20.6	26.0

(CHF billions)	Revenue	Net income	Other comprehen- sive income	Total comprehen- sive income

December 31, 2016	50.6	7.5	0.7	8.2

June 30, 2017	26.3	4.4	0.2	4.6

A purchase price allocation was performed on the basis of publicly available information at the time of acquisition of the investment. The December 31, 2017 balance sheet value allocation is as follows:
(USD millions)	December 31, 2017

Novartis share of Roche’s estimated net assets	2 412

Novartis share of re-appraised intangible assets	673

Implicit Novartis goodwill	2 915

Current value of share in net identifiable assets and goodwill	6 000

Accumulated equity accounting adjustments and translation effects less dividends received	2 121

Balance sheet value	8 121

The identified intangible assets principally relate to the value of currently marketed products and are amortized on a straight-line basis over their estimated average useful life of 20 years.
In 2017, dividends received from Roche in relation to the distribution of its 2016 net income amounted to USD 438 million (2016: USD 433 million in relation to the distribution of its 2015 net income).
The consolidated income statement effects from applying Novartis accounting principles for this investment in 2017, 2016 and 2015 are as follows:
(USD millions)	2017	2016	2015

Novartis share of Roche's estimated current-year consolidated net income	669	678	650

Prior-year adjustment	– 67	– 68	– 157

Amortization of fair value adjustments relating to intangible assets, net of taxes of USD 42 million (2016: USD 42 million; 2015: USD 41 million)	– 146	– 146	– 150

Net income effect	456	464	343

The publicly quoted market value of the Novartis interest in Roche (SIX symbol: RO) at December 31, 2017, was USD 13.4 billion (2016: USD 12.4 billion).

GlaxoSmithKline Consumer Healthcare Holdings Ltd.
On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014. As part of these transactions, Novartis and GSK agreed to create a combined consumer healthcare business through a combination between Novartis OTC and GSK Consumer Healthcare. On March 2, 2015, a new entity GlaxoSmithKline Consumer Healthcare Holdings Ltd (GSK Consumer Healthcare) was formed via the contribution of businesses from both Novartis and GSK.
At December 31, 2017, 2016 and 2015, Novartis has a 36.5% interest in GSK Consumer Healthcare and four of eleven seats on the GSK Consumer Healthcare board of directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market-based pricing mechanism.
The December 31, 2017 balance sheet value allocation is as follows:
(USD millions)	December 31, 2017

Novartis share of GSK Consumer Healthcare’s estimated net assets	1 505

Novartis share of re-appraised intangible assets	3 852

Implicit Novartis goodwill	1 763

Current value of share in net identifiable assets and goodwill	7 120

Accumulated equity accounting adjustments and translation effects less dividends received	– 100

Balance sheet value	7 020

The identified intangible assets principally relate to the value of the indefinite life GSK Consumer Healthcare intangible assets. The identified intangible assets with a definite life are amortized on a straight-line basis over their estimated average useful life of 20 years.
At acquisition date, Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value. The retained interest in the OTC Division business contributed was accounted for at net book value at the time of contribution.
The following tables show summarized financial information for GSK Consumer Healthcare, including current values of fair value adjustments made at the time of acquisition, for the year ended December 31, 2016, and for the nine months ended September 30, 2017 (interim unaudited), since full-year 2017 data is not yet available:
(GBP billions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities

December 31, 2016	4.0	21.1	3.1	2.1

September 30, 2017	3.3	20.6	2.6	2.0

(GBP billions)	Revenue	Net income	Other comprehen- sive income	Total comprehen- sive income

December 31, 2016	6.5	0.6	1.6	2.2

September 30, 2017	5.3	0.6	– 0.4	0.2

Since full-year 2017 financial data for GSK Consumer Healthcare is not available when Novartis produces its consolidated financial results, a projection of the latest internal management reporting is used to estimate the Group’s share of GSK Consumer Healthcare’s net result for the year. Any differences between this estimate and actual results will be adjusted in the Group’s 2018 consolidated financial statements when available.
In 2017, dividends received from GSK Consumer Healthcare amounted to USD 544 million (2016: USD 463 million).
The consolidated income statement effects from applying Novartis accounting principles for this investment in 2017, 2016 and 2015 are as follows:
(USD millions)	2017	2016	2015

Novartis share of GSK Consumer Healthcare's estimated current-year consolidated net income	589	268	– 17

Prior-year adjustment	47	– 22

Amortization of fair value adjustments relating to intangible assets and inventory, net of taxes of USD 1 million (2016: USD 2 million; 2015: USD 18 million)	– 7	– 12	– 62

Net income effect	629	234	– 79

5. Interest expense and other financial income and expense
Interest expense
(USD millions)	2017	2016	2015

Interest expense	– 758	– 709	– 669

(Expense)/ income arising from discounting long-term liabilities	– 19	2	14

Total interest expense	– 777	– 707	– 655

Other financial income and expense
(USD millions)	2017	2016	2015

Interest income	110	43	33

Dividend income	1	1	1

Net capital losses on available-for-sale securities	– 1	– 1	– 8

Income on forward contracts and options			1

Impairment of commodities and available-for-sale securities, net	12	7	– 132

Other financial expense	– 25	– 20	– 23

Monetary loss from hyperinflation accounting			– 72

Currency result, net	– 58	– 477	– 254

Total other financial income and expense	39	– 447	– 454

6. Taxes
Income before taxes
(USD millions)	2017	2016	2015

Switzerland	5 289	3 110	5 765

Foreign	3 710	4 707	2 369

Income before taxes from continuing operations	8 999	7 817	8 134

Income before taxes from discontinued operations			12 479

Total income before taxes	8 999	7 817	20 613

Current and deferred income tax expense
(USD millions)	2017	2016	2015

Switzerland	– 462	– 709	– 317

Foreign	– 1 594	– 1 418	– 1 333

Current income tax expense from continuing operations	– 2 056	– 2 127	– 1 650

Switzerland	– 298	765	– 68

Foreign	1 058	243	612

Deferred tax income from continuing operations	760	1 008	544

Income tax expense from continuing operations	– 1 296	– 1 119	– 1 106

Income tax expense from discontinued operations			– 1 713

Total income tax expense	– 1 296	– 1 119	– 2 819

Analysis of tax rate
The main elements contributing to the difference between the Group’s overall applicable tax rate (which can change each year since it is calculated as the weighted average tax rate based on pre-tax income of each subsidiary) and the effective tax rate are:
(As a percentage)	2017	2016	2015

Applicable tax rate	14.5	13.2	12.4

Effect of disallowed expenditures	3.4	3.5	3.5

Effect of utilization of tax losses brought forward from prior periods	– 0.1	– 0.2	– 0.2

Effect of income taxed at reduced rates	– 0.2	– 0.2	– 0.3

Effect of tax credits and allowances	– 2.2	– 2.8	– 2.7

Effect of release of contingent consideration liability	– 1.2	0.0	0.0

Effect of tax rate change on current and deferred tax assets and liabilities [1]	0.7	0.2	– 0.5

Effect of write-off of deferred tax assets	0.0	0.5	0.0

Effect of write down and reversal of write-down of investments in subsidiaries	– 1.1	– 1.0	– 0.9

Effect of tax benefits expiring in 2017	– 0.8	– 0.5	– 0.4

Effect of non-deductible losses in Venezuela	0.0	1.3	1.2

Effect of prior year items	1.2	0.2	1.0

Effect of other items [2]	0.2	0.1	0.5

Effective tax rate for continuing operations	14.4	14.3	13.6

Effective tax rate for discontinued operations			13.7

Effective tax rate	14.4	14.3	13.7

[1] Included in 2017 is a 0.7% impact related to the revaluation of the deferred tax assets and liabities and a portion of current tax payables. This revaluation resulted from the US tax reform legislation enacted on December 22, 2017, refer to Note 11 for additional disclosures.

[2] Other items in 2016 (+0.1%) include one-time impacts for the deferred tax effects on the net assets of certain subsidiaries resulting from the change in their tax status (-6.2%), the changes in uncertain tax positions (+5.1%) and other items (+1.2%).

Novartis has a substantial business presence in many countries and is therefore subject to different income and expense items that are non-taxable (permanent differences) or taxed at different rates in those tax jurisdictions. This results in a difference between our applicable tax rate and effective tax rate, as shown in the table above.
The utilization of tax-loss carry-forwards lowered the tax charge by USD 7 million in 2017, and by USD 18 million and USD 15 million in 2016 and 2015, respectively.
7. Earnings per share
	2017	2016	2015

Net income attributable to shareholders of Novartis AG (USD millions)
– Continuing operations	7 703	6 712	7 025

– Discontinued operations			10 758

– Total	7 703	6 712	17 783

Number of shares (in millions)
Weighted average number of shares outstanding used in basic earnings per share	2 346	2 378	2 403

Adjustment for vesting of restricted shares, restricted share units and dilutive shares from options	25	22	35

Weighted average number of shares in diluted earnings per share	2 371	2 400	2 438

Basic earnings per share (USD)
– Continuing operations	3.28	2.82	2.92

– Discontinued operations			4.48

– Total	3.28	2.82	7.40

Diluted earnings per share (USD)
– Continuing operations	3.25	2.80	2.88

– Discontinued operations			4.41

– Total	3.25	2.80	7.29

Basic earnings per share (EPS) is calculated by dividing net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding in a reporting period. This calculation excludes the average number of issued shares purchased by the Group and held as treasury shares.
For diluted EPS, the weighted average number of shares outstanding is adjusted to assume the vesting of all restricted shares, restricted share units, and the conversion of all potentially dilutive shares arising from options on Novartis shares that have been issued.
No options were excluded from the calculation of diluted EPS in 2017, 2016, or 2015, as all options were dilutive in all years.

8. Changes in consolidated statements of comprehensive income
The consolidated statements of comprehensive income include the Group’s net income for the year as well as all other valuation adjustments recorded in the Group’s consolidated balance sheet but which under IFRS are not recorded in the consolidated income statement. These include fair value adjustments to financial instruments, actuarial gains or losses on defined benefit pension and other post-employment plans and currency translation effects, net of tax.
The following table summarizes these value adjustments and currency translation effects attributable to Novartis shareholders:
(USD millions)	Fair value adjustments on marketable securities	Fair value adjustments on deferred cash flow hedges	Actuarial gains/(losses) from defined benefit plans	Net investment hedge	Cumulative currency translation effects	Total value adjustments

Value adjustments at January 1, 2015	433	– 38	– 5 366		2 406	– 2 565

Fair value adjustments on financial instruments	28	20				48

Net actuarial losses from defined benefit plans [1]			– 147			– 147

Currency translation effects [2]					– 1 659	– 1 659

Total value adjustments in 2015	28	20	– 147		– 1 659	– 1 758

Fair value adjustments related to divestments			100			100

Value adjustments at December 31, 2015	461	– 18	– 5 413		747	– 4 223

Fair value adjustments on financial instruments	– 113	15				– 98

Net actuarial losses from defined benefit plans			– 514			– 514

Currency translation effects					– 2 389	– 2 389

Total value adjustments in 2016	– 113	15	– 514		– 2 389	– 3 001

Fair value adjustments related to divestments			12			12

Value adjustments at December 31, 2016	348	– 3	– 5 915		– 1 642	– 7 212

Fair value adjustments on financial instruments	38	12				50

Net investment hedge				– 237		– 237

Net actuarial gains from defined benefit plans			851			851

Currency translation effects					2 208	2 208

Total value adjustments in 2017	38	12	851	– 237	2 208	2 872

Value adjustments at December 31, 2017	386	9	– 5 064	– 237	566	– 4 340

[1] Net actuarial gains of USD 10 million in 2015 were attributable to discontinued operations up to the respective divestment dates
[2] Currency translation losses of USD 29 million in 2015 were attributable to discontinued operations up to the respective divestment dates
8.1) The 2017, 2016 and 2015 changes in the fair value of financial instruments were as follows:
(USD millions)	Fair value adjustments on marketable securities	Fair value adjustments on deferred cash flow hedges	Total

Fair value adjustments at January 1, 2017	348	– 3	345

Changes in fair value:
– Available-for-sale marketable securities	11		11

– Available-for-sale financial investments	47		47

Realized net gains transferred to the consolidated income statement:
– Other financial assets sold	– 109		– 109

Amortized net losses on cash flow hedges transferred to the consolidated income statement		13	13

Impaired financial assets transferred to the consolidated income statement	102		102

Deferred tax on above items [1]	– 13	– 1	– 14

Fair value adjustments during the year	38	12	50

Fair value adjustments at December 31, 2017	386	9	395

[1] Included in 2017 is a USD 18 million impact related to the revaluation of deferred tax liabilities on available-for-sale financial investments held in the US that were previously recognized through other comprehensive income. This revaluation resulted from the US tax reform legislation enacted on December 22, 2017, refer to Note 11 for additional disclosures.

(USD millions)	Fair value adjustments on marketable securities	Fair value adjustments on deferred cash flow hedges	Total

Fair value adjustments at January 1, 2016	461	– 18	443

Changes in fair value:
– Available-for-sale marketable securities	1		1

– Available-for-sale financial investments	– 87		– 87

Realized net gains transferred to the consolidated income statement:
– Marketable securities sold	– 1		– 1

– Other financial assets sold	– 154		– 154

Amortized net losses on cash flow hedges transferred to the consolidated income statement		16	16

Impaired financial assets transferred to the consolidated income statement	131		131

Deferred tax on above items	– 3	– 1	– 4

Fair value adjustments during the year	– 113	15	– 98

Fair value adjustments at December 31, 2016	348	– 3	345

(USD millions)	Fair value adjustments on marketable securities	Fair value adjustments on deferred cash flow hedges	Total

Fair value adjustments at January 1, 2015	433	– 38	395

Changes in fair value:
– Available-for-sale marketable securities	– 130		– 130

– Available-for-sale financial investments	80		80

– Associated companies’ movements in comprehensive income	– 8		– 8

Realized net gains transferred to the consolidated income statement:
– Marketable securities sold	– 1		– 1

– Other financial assets sold	– 103		– 103

Amortized net losses on cash flow hedges transferred to the consolidated income statement		21	21

Impaired financial assets transferred to the consolidated income statement	194		194

Deferred tax on above items	– 4	– 1	– 5

Fair value adjustments during the year	28	20	48

Fair value adjustments at December 31, 2015	461	– 18	443

8.2) In 2015, cumulative currency translation losses of USD 10 million were recycled through the income statement as a result of the divestments of subsidiaries. No currency translation losses or gains were recycled through the income statement in 2017 and 2016.
8.3) Remeasurements from defined benefit plans arise as follows:
(USD millions)	2017	2016	2015

Defined benefit pension plans before tax	1 367	– 667	– 252

Other post-employment benefit plans before tax	76	12	168

Taxation on above items [1]	– 592	140	– 63

Total after tax	851	– 515	– 147

Attributable to:
Shareholders of Novartis AG	851	– 514	– 147

Non-controlling interests		– 1

[1] Included in 2017 is a USD -272 million impact related to the revaluation of deferred tax assets on US post-employment benefits that were previously recognized through other comprehensive income. This revaluation resulted from the US tax reform legislation enacted on December 22, 2017, refer to Note 11 for additional disclosures.

9. Property, plant & equipment
The following table summarizes the movements of property, plant and equipment during 2017:
(USD millions)	Land	Buildings	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2017	687	13 113	2 680	14 816	31 296

Reclassifications [1]	5	508	– 1 617	1 104

Additions	13	104	1 186	425	1 728

Disposals and derecognitions [2]	– 23	– 324	– 71	– 593	– 1 011

Currency translation effects	38	663	190	1 106	1 997

December 31, 2017	720	14 064	2 368	16 858	34 010

Accumulated depreciation
January 1, 2017	– 40	– 5 436	– 15	– 10 164	– 15 655

Depreciation charge	– 3	– 510		– 1 007	– 1 520

Accumulated depreciation on disposals and derecognitions [2]	6	275	34	534	849

Impairment charge		– 25	– 58	– 106	– 189

Reversal of impairment charge			2	30	32

Currency translation effects	– 3	– 287	– 1	– 772	– 1 063

December 31, 2017	– 40	– 5 983	– 38	– 11 485	– 17 546

Net book value at December 31, 2017	680	8 081	2 330	5 373	16 464

Net book value of property, plant & equipment under finance lease contracts					78

Commitments for purchases of property, plant & equipment					318

Capitalized borrowing costs					9

[1] Reclassifications between various asset categories due to completion of plant and other equipment under construction.
[2] Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.
The following table summarizes the movements of property, plant and equipment during 2016:
(USD millions)	Land	Buildings	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2016	688	12 857	2 810	15 093	31 448

Reclassifications [1]	4	630	– 1 226	592

Additions	24	176	1 226	409	1 835

Disposals and derecognitions [2]	– 8	– 178	– 19	– 656	– 861

Currency translation effects	– 21	– 372	– 111	– 622	– 1 126

December 31, 2016	687	13 113	2 680	14 816	31 296

Accumulated depreciation
January 1, 2016	– 40	– 5 188	– 7	– 10 231	– 15 466

Depreciation charge	– 3	– 530		– 956	– 1 489

Accumulated depreciation on disposals and derecognitions [2]	5	157	1	630	793

Impairment charge	– 3	– 47	– 11	– 61	– 122

Reversal of impairment charge		6	1	13	20

Currency translation effects	1	166	1	441	609

December 31, 2016	– 40	– 5 436	– 15	– 10 164	– 15 655

Net book value at December 31, 2016	647	7 677	2 665	4 652	15 641

Net book value of property, plant & equipment under finance lease contracts					81

Commitments for purchases of property, plant & equipment					223

Capitalized borrowing costs					9

[1] Reclassifications between various asset categories due to completion of plant and other equipment under construction.
[2] Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.

10. Goodwill and intangible assets
The following table summarizes the movements of goodwill and intangible assets in 2017:
	Goodwill	Intangible Assets other than Goodwill

(USD millions)	Total	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total

Cost
January 1, 2017	31 381	5 150	2 980	6 548	33 007	5 960	1 492	55 137

Impact of business combinations	94	1 223						1 223

Reclassifications [1]		– 389			175		214

Additions		697		5	282		162	1 146

Disposals and derecognitions [2]		– 353		– 1	– 328		– 64	– 746

Currency translation effects	704	134		86	969		48	1 237

December 31, 2017	32 179	6 462	2 980	6 638	34 105	5 960	1 852	57 997

Accumulated amortization
January 1, 2017	– 401	– 886		– 3 637	– 16 863	– 1 430	– 981	– 23 797

Reclassifications [1]		6			– 6

Amortization charge				– 577	– 2 571	– 238	– 304	– 3 690

Accumulated impairments on disposals and derecognitions[2]		352			317		61	730

Impairment charge		– 615			– 92		– 2	– 709

Currency translation effects	– 28	– 27		– 54	– 416		– 37	– 534

December 31, 2017	– 429	– 1 170		– 4 268	– 19 631	– 1 668	– 1 263	– 28 000

Net book value at December 31, 2017	31 750	5 292	2 980	2 370	14 474	4 292	589	29 997

[1] Reclassifications between various asset categories as a result of product launches of acquired In-Process Research & Development and completion of software development.
[2] Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.
The following table summarizes the movements of goodwill and intangible assets in 2016:
	Goodwill	Intangible Assets other than Goodwill

(USD millions)	Total	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total

Cost
January 1, 2016	31 585	4 119	2 980	6 563	33 385	5 960	1 341	54 348

Impact of business combinations	56	690			451			1 141

Reclassifications [1]		– 158			6		152

Additions		599			223		156	978

Disposals and derecognitions [2]		– 23			– 464		– 130	– 617

Currency translation effects	– 260	– 77		– 15	– 594		– 27	– 713

December 31, 2016	31 381	5 150	2 980	6 548	33 007	5 960	1 492	55 137

Accumulated amortization
January 1, 2016	– 411	– 650		– 3 070	– 14 221	– 1 192	– 998	– 20 131

Reclassifications [1]		225			– 225

Amortization charge				– 576	– 2 926	– 238	– 121	– 3 861

Accumulated impairments on disposals and derecognitions[2]		22			390		123	535

Impairment charge		– 490			– 96		– 5	– 591

Currency translation effects	10	7		9	215		20	251

December 31, 2016	– 401	– 886		– 3 637	– 16 863	– 1 430	– 981	– 23 797

Net book value at December 31, 2016	30 980	4 264	2 980	2 911	16 144	4 530	511	31 340

[1] Reclassifications between various asset categories as a result of product launches of acquired In-Process Research & Development and completion of software development.
[2] Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2017:
	Goodwill	Intangible Assets other than Goodwill

(USD millions)	Total	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total

Innovative Medicines	15 237	4 368		9	11 604		353	16 334

Sandoz	8 210	625		539	1 589		30	2 783

Alcon	8 295	291		1 822	1 281	4 292	195	7 881

Corporate	8	8	2 980				11	2 999

Net book value at December 31, 2017	31 750	5 292	2 980	2 370	14 474	4 292	589	29 997

The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2016:
	Goodwill	Intangible Assets other than Goodwill

(USD millions)	Total	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total

Innovative Medicines	15 010	3 512		11	12 821		276	16 620

Sandoz	7 669	613		563	1 904		25	3 105

Alcon	8 293	139		2 337	1 419	4 530	196	8 621

Corporate	8		2 980				14	2 994

Net book value at December 31, 2016	30 980	4 264	2 980	2 911	16 144	4 530	511	31 340

The Innovative Medicines, Sandoz and Alcon Divisions’ cash generating units, to which goodwill are allocated, each comprise a group of smaller cash generating units. The valuation method of the recoverable amount of the cash generating units, to which goodwill is allocated, is based on the fair value less costs of disposal.
The Alcon brand name is a Corporate asset with an indefinite life. The intangible asset is allocated to Corporate as it is used to market the Alcon-branded products of both the Alcon Division and the Ophthalmology business franchise of the Innovative Medicines Division. Net sales of these products together are the grouping of cash generating units, which is used to determine the recoverable amount. The valuation method is based on the fair value less costs of disposal.
The following assumptions are used in the calculations:
(As a percentage)	Innovative Medicines	Sandoz	Alcon	Corporate

Terminal growth rate	1.5	2.0	3.0	2.6

Discount rate (post-tax)	7.0	7.0	7.0	7.0

The Alcon terminal growth rate assumption of 3% is higher than the expected inflation rate of the medical device industry, and more specifically the ophthalmic sub-segment of the industry. The growth rates are expected to exceed this long-term inflation rate, due to the impact of the demographic trend of the aging population to which Alcon’s products are prescribed is growing faster than the general population.
The discount rates for all divisions consider the Group’s weighted average cost of capital, adjusted to approximate the weighted average cost of capital of a comparable market participant.
The fair value less costs of disposal, for all groupings of cash generating units containing goodwill or indefinite life intangible assets, is reviewed for the impact of reasonably possible changes in key assumptions. In particular, we considered an increase in the discount rate, a decrease in the terminal growth rate and certain negative impacts on the forecasted cash flows. These reasonably possible changes in key assumptions did not indicate an impairment.
Note 1, Significant accounting policies – Impairment of goodwill and intangible assets, provides additional disclosures on how the Group performs goodwill and intangible asset impairment testing.
The following table shows the intangible asset impairment charges for 2017 and 2016:
(USD millions)	2017	2016

Innovative Medicines	– 591	– 522

Sandoz	– 61	– 65

Alcon	– 57	– 4

Total	– 709	– 591

11. Deferred tax assets and liabilities
(USD millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry- forwards	Other assets, provisions and accruals	Total

Gross deferred tax assets at January 1, 2017	224	1 331	1 839	4 160	146	2 597	10 297

Gross deferred tax liabilities at January 1, 2017	– 629	– 4 019	– 358	– 511		– 1 403	– 6 920

Net deferred tax balance at January 1, 2017	– 405	– 2 688	1 481	3 649	146	1 194	3 377

At January 1, 2017	– 405	– 2 688	1 481	3 649	146	1 194	3 377

Credited/(charged) to income	– 30	1 279	– 90	– 304	– 49	– 46	760

Charged to equity						– 101	– 101

Charged to other comprehensive income			– 592			– 69	– 661

Impact of business combinations		– 322			5		– 317

Other movements	– 41	33	37	– 14	– 14	2	3

Net deferred tax balance at December 31, 2017	– 476	– 1 698	836	3 331	88	980	3 061

Gross deferred tax assets at December 31, 2017	137	1 287	1 090	3 786	97	1 983	8 380

Gross deferred tax liabilities at December 31, 2017	– 613	– 2 985	– 254	– 455	– 9	– 1 003	– 5 319

Net deferred tax balance at December 31, 2017	– 476	– 1 698	836	3 331	88	980	3 061

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:							151

Deferred tax assets at December 31, 2017							8 229

Deferred tax liabilities at December 31, 2017							– 5 168

Net deferred tax balance at December 31, 2017							3 061

Gross deferred tax assets at January 1, 2016	216	611	1 730	3 821	62	2 866	9 306

Gross deferred tax liabilities at January 1, 2016	– 639	– 3 962	– 401	– 565	– 5	– 1 132	– 6 704

Net deferred tax balance at January 1, 2016	– 423	– 3 351	1 329	3 256	57	1 734	2 602

At January 1, 2016	– 423	– 3 351	1 329	3 256	57	1 734	2 602

Credited/(charged) to income	– 13	1 057	53	373	55	– 517	1 008

Charged to equity						– 44	– 44

Credited/(charged) to other comprehensive income			140			– 2	138

Impact of business combinations	4	– 400			23	37	– 336

Other movements	27	6	– 41	20	11	– 14	9

Net deferred tax balance at December 31, 2016	– 405	– 2 688	1 481	3 649	146	1 194	3 377

Gross deferred tax assets at December 31, 2016	224	1 331	1 839	4 160	146	2 597	10 297

Gross deferred tax liabilities at December 31, 2016	– 629	– 4 019	– 358	– 511		– 1 403	– 6 920

Net deferred tax balance at December 31, 2016	– 405	– 2 688	1 481	3 649	146	1 194	3 377

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:							263

Deferred tax assets at December 31, 2016							10 034

Deferred tax liabilities at December 31, 2016							– 6 657

Net deferred tax balance at December 31, 2016							3 377

The following table presents deferred tax assets and deferred tax liabilities, which are expected to have an impact on current taxes payable after more than twelve months:
(USD billions)	2017	2016

Expected to have an impact on current tax payable after more than 12 months
– Deferred tax assets	3.5	4.8

– Deferred tax liabilities	4.4	5.9

For unremitted earnings retained by consolidated entities for reinvestment, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.
(USD billions)	2017	2016

Unremitted earnings that have been retained by consolidated entities for reinvestment	66	63

Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
(USD billions)	2017	2016

Investments in subsidiaries	3	2

Goodwill from acquisitions	– 29	– 28

The gross value of tax-loss carry-forwards that have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:
(USD millions)	Not capitalized	Capitalized	2017 total

One year	37	3	40

Two years	64	4	68

Three years	87	5	92

Four years	26	25	51

Five years	67	16	83

More than five years	654	1 671	2 325

Total	935	1 724	2 659

(USD millions)	Not capitalized	Capitalized	2016 total

One year	21	12	33

Two years	30	5	35

Three years	50	5	55

Four years	75	3	78

Five years	73	25	98

More than five years	405	1 913	2 318

Total	654	1 963	2 617

(USD millions)	2017	2016	2015

Tax losses carried forward that expired	1	19	13

Deferred tax assets related to taxable losses of relevant Group entities are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future.
On December 22, 2017, the US enacted tax reform legislation (Tax Cuts and Jobs Act), which among other provisions, reduced the US corporate tax rate from 35% to 21%, effective January 1, 2018. This required a revaluation of the deferred tax assets and liabilities and a portion of current tax payables to the newly enacted tax rates at the date of enactment.
The following table shows the impact on the revaluation of deferred assets and liabilities and current income tax liabilities:
(USD millions)	Income statement	Equity	Total

Deferred tax asset and liability revaluation

Items previously recognized in consolidated income statement	– 24		– 24

Items previously recognized in other comprehensive income [1]		– 254	– 254

Items previously recognized in retained earnings [2]		– 71	– 71

Total revaluation of deferred tax assets and liabilities	– 24	– 325	– 349

Total revaluation of current tax payables	– 37		– 37

Total revaluation of deferred tax assets and liabilities and current income tax liabilities	– 61	– 325	– 386

[1] Related to post-employment benefits and available for sale financial investments.
[2] Related to equity based compensation plans.
The enacted US tax reform legislation includes a provision that requires the US parent company’s foreign subsidiaries’ unremitted earnings to be subject to an immediate toll tax on the qualifying amount of unremitted earnings (the deemed repatriated earnings). Previously, these earnings were taxable upon distribution to the US parent company. The toll tax amount owed is payable, without interest, in installments over an eight year period through 2024. Certain of the Group’s US subsidiaries are the parent company of non-US domiciled companies, and as a result, USD 70 million of deferred tax liabilities related to these entities’ unremitted earnings, the majority of which were recognized in the prior year, were reclassified to current income tax liabilities.

12. Financial and other non-current assets
Financial assets
(USD millions)	2017	2016

Available-for-sale long-term financial investments	1 275	1 096

Long-term receivables from customers	197	231

Minimum lease payments from finance lease agreements	122	147

Contingent consideration receivables [1]	394	586

Long-term loans, advances and security deposits	255	136

Total financial assets	2 243	2 196

[1] Note 28 provides additional disclosures related to contingent considerations.
Other non-current assets
(USD millions)	2017	2016

Deferred compensation plans	484	451

Prepaid post-employment benefit plans	133	47

Other non-current assets	201	200

Total other non-current assets	818	698

Minimum finance lease payments
The following table shows the receivables of the gross investments in finance leases and the net present value of the minimum lease payments, as well as unearned finance income, related to surgical equipment lease arrangements. The finance income is recorded in “Other income”.
	2017					2016

(USD millions)	Total future payments	Unearned finance income	Present value	Provision	Net book value	Total future payments	Unearned finance income	Present value	Provision	Net book value

Not later than one year [1]	83	– 7	76	– 3	73	91	– 5	86	– 2	84

Between one and five years	180	– 14	166	– 59	107	182	– 16	166	– 37	129

Later than five years	31	– 2	29	– 14	15	63	– 4	59	– 41	18

Total	294	– 23	271	– 76	195	336	– 25	311	– 80	231

[1] The current portion of the minimum lease payments is recorded in trade receivables or other current assets (to the extent not yet invoiced).
13. Inventories
(USD millions)	2017	2016

Raw material, consumables	841	705

Work in progress	2 957	2 700

Finished products	3 069	2 850

Total inventories	6 867	6 255

The following table shows the amount of inventory recognized as an expense in “Cost of goods sold” in the consolidated income statements:
(USD billions)	2017	2016	2015

Cost of goods sold	– 10.3	– 10.3	– 10.5

The following table shows the recognized amount of inventory provisions and reversals of inventory provisions:
(USD millions)	2017	2016	2015

Inventory provisions	– 470	– 283	– 356

Reversals of inventory provisions	189	67	148

The reversals mainly result from the release of products initially requiring additional quality control inspections and from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received.

14. Trade receivables
(USD millions)	2017	2016

Total gross trade receivables	8 790	8 364

Provisions for doubtful trade receivables	– 190	– 162

Total trade receivables, net	8 600	8 202

The following table summarizes the movement in the provision for doubtful trade receivables:
(USD millions)	2017	2016	2015

January 1	– 162	– 142	– 156

Impact of divestments	12

Provisions for doubtful trade receivables charged to the consolidated income statement	– 119	– 76	– 68

Utilization provisions for doubtful trade receivables	12	17	39

Reversal of provisions for doubtful trade receivables	76	37	32

Currency translation effects	– 9	2	11

December 31	– 190	– 162	– 142

The following sets forth the trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:
(USD millions)	2017	2016

Not overdue	7 758	7 386

Past due for not more than one month	279	262

Past due for more than one month but less than three months	230	223

Past due for more than three months but less than six months	137	185

Past due for more than six months but less than one year	137	145

Past due for more than one year	249	163

Provisions for doubtful trade receivables	– 190	– 162

Total trade receivables, net	8 600	8 202

Trade receivable balances include sales to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. Novartis continues to monitor sovereign debt issues and economic conditions, particularly in Greece, Italy, Portugal, Spain, Brazil, Russia, Saudi Arabia and Turkey, and evaluates trade receivables in these countries for potential collection risks. The majority of the outstanding trade receivables from these closely monitored countries are due directly from local governments or from government-funded entities except for Russia, Brazil and Turkey, which are due from private entities. Deteriorating credit and economic conditions as well as other factors in these closely monitored countries have resulted in, and may continue to result in an increase in the average length of time that it takes to collect these trade receivables and may require Novartis to re-evaluate the collectability of these trade receivables in future periods.
The following table shows the gross trade receivables balance from these closely monitored countries at December 31, 2017 and 2016, the amounts that are past due for more than one year and the related provisions that have been recorded:
(USD millions)	2017	2016

Total balance of gross trade receivables from closely monitored countries	1 733	1 717

Past due for more than one year	124	82

Provisions	95	63

At December 31, 2017 amounts past due for more than one year are not significant in any of these countries on a standalone basis.
Total trade receivables include amounts denominated in the following major currencies:
(USD millions)	2017	2016

US dollar (USD)	3 451	3 432

Euro (EUR)	1 533	1 366

Japanese yen (JPY)	600	567

Chinese yuan (CNY)	312	264

Russian ruble (RUB)	268	347

Brazilian real (BRL)	237	222

British pound (GBP)	208	160

Australian dollar (AUD)	165	147

Swiss franc (CHF)	127	135

Canadian dollar (CAD)	73	97

Other currencies	1 626	1 465

Total trade receivables, net	8 600	8 202

15. Marketable securities, commodities, time deposits, derivative financial instruments and cash and cash equivalents
Marketable securities, commodities, time deposits and derivative financial instruments
(USD millions)	2017	2016

Debt securities	328	306

Fund investments	34	31

Total available-for-sale marketable securities	362	337

Commodities	106	94

Time deposits with original maturity more than 90 days	125	108

Derivative financial instruments	31	230

Accrued interest on debt securities and time deposits	1	1

Total marketable securities, commodities, time deposits and derivative financial instruments	625	770

The following table provides a breakdown of debt securities by currency:
(USD millions)	2017	2016

US dollar (USD)	303	284

Euro (EUR)	14	12

Japanese yen (JPY)	11	10

Total debt securities	328	306

Cash and cash equivalents
(USD millions)	2017	2016

Current accounts	2 970	1 912

Time deposits and short-term investments with original maturity less than 90 days	5 890	5 095

Total cash and cash equivalents	8 860	7 007

16. Other current assets
(USD millions)	2017	2016

VAT receivable	717	521

Withholding tax recoverable	93	282

Prepaid expenses
– Third parties	753	692

– Associated companies	3	5

Receivables from associated companies	8	7

Contingent consideration receivable [1]	450

Other receivables and current assets	1 030	1 034

Total other current assets	3 054	2 541

[1] Note 28 provides additional disclosures related to contingent consideration.

17. Equity
The following table shows the movement in the share capital:
(USD millions)	Jan 1, 2015	Movement in year	Dec 31, 2015	Movement in year	Dec 31, 2016	Movement in year	Dec 31, 2017

Share capital	1 001	– 10	991	– 19	972	– 3	969

Treasury shares	– 103	2	– 101	25	– 76	– 24	– 100

Outstanding share capital	898	– 8	890	6	896	– 27	869

The following table shows the movement in the shares:
		2017			2016			2015

Number of outstanding shares (in millions)	Note	Total Novartis shares	Total treasury shares	Total outstanding shares	Total Novartis shares	Total treasury shares	Total outstanding shares	Total Novartis shares	Total treasury shares	Total outstanding shares

Balance at beginning of year		2 627.1	– 253.0	2 374.1	2 677.0	– 303.1	2 373.9	2 706.2	– 307.6	2 398.6

Shares canceled for capital reduction [1]		– 10.3	10.3		– 49.9	49.9		– 29.2	29.2

Shares acquired to be held in Group Treasury [2]									– 9.6	– 9.6

Shares acquired to be canceled [3]			– 66.2	– 66.2		– 10.3	– 10.3		– 49.9	– 49.9

Other share purchases [4]			– 3.8	– 3.8		– 2.6	– 2.6		– 4.1	– 4.1

Exercise of options and employee transactions [5]	17.6		4.6	4.6		4.1	4.1		27.0	27.0

Equity-based compensation [5]			8.8	8.8		9.0	9.0		11.9	11.9

Total movements		– 10.3	– 46.3	– 56.6	– 49.9	50.1	0.2	– 29.2	4.5	– 24.7

Balance at end of year		2 616.8	– 299.3	2 317.5	2 627.1	– 253.0	2 374.1	2 677.0	– 303.1	2 373.9

[1] Novartis reduced its share capital by cancelling shares which were repurchased on the SIX Swiss Exchange second trading line during previous years.
[2] Shares repurchased on the SIX Swiss Exchange first trading line
[3] For 2017 and 2016, shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2016 Annual General Meeting (AGM). For 2015, shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2008 Annual General Meeting (AGM).

[4] Shares acquired from employees, which were previously granted to them under the respective programs
[5] Shares delivered as a result of options being exercised and physical share deliveries related to equity-based participation plans
17.1) The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligations.
	2017	2016	2015

Dividend per share (in CHF)	2.75	2.70	2.60

Total dividend payment (in USD billion)	6.5	6.5	6.6

17.2) The following table summarizes the treasury shares movements:
		2017		2016		2015

	Note	Number of outstanding shares (in millions)	Equity impact USDm	Number of outstanding shares (in millions)	Equity impact USDm	Number of outstanding shares (in millions)	Equity impact USDm

Shares acquired to be held in Group Treasury [1]						– 9.6	– 897

Shares acquired to be canceled [2]		– 66.2	– 5 270	– 10.3	– 784	– 49.9	– 4 805

Other share purchases [3]		– 3.8	– 304	– 2.6	– 208	– 4.1	– 417

Purchase of treasury shares		– 70.0	– 5 574	– 12.9	– 992	– 63.6	– 6 119

Exercise of options and employee transactions [4]	17.6	4.6	255	4.1	214	27.0	1 592

Equity-based compensation [5,6]		8.8	612	9.0	664	11.9	815

Total		– 56.6	– 4 707	0.2	– 114	– 24.7	– 3 712

[1] Shares repurchased on the SIX Swiss Exchange first trading line
[2] For 2017 and 2016, shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2016 Annual General Meeting (AGM). For 2015, shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2008 Annual General Meeting (AGM).

[3] Shares acquired from employees, which were previously granted to them under the respective programs
[4] Shares delivered as a result of options being exercised related to equity-based participation plans and the delivery of treasury shares. The average share price of the shares delivered was significantly below market price reflecting the strike price of the options exercised.

[5] Equity-settled share-based compensation is expensed in the consolidated income statement in accordance with the vesting period of the share-based compensation plans. The value for the shares and options granted is credited to consolidated equity over the respective vesting period. In addition, tax benefits arising from tax deductible amounts exceeding the expense recognized in the income statement are credited to equity.

[6] Included in 2017 is a USD 71 million impact related to the revaluation of deferred tax assets on equity based compensation that were previously recognized through retained earnings. This revaluation resulted from the US tax reform legislation enacted on December 22, 2017, refer to Note 11 for additional disclosures.

17.3) Changes in non-controlling interests represent the impact on the non-controlling interest of transactions with minority shareholders such as change in ownership percentage, dividend payments, and other equity transactions.
17.4) In 2017, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 5 billion share buyback, as well as to mitigate dilution from equity-based participation plans. The commitment under this arrangement is the expected purchases by the bank under such trading plan over a rolling 90-day period. As of December 31, 2017, this trading plan commitment was fully executed and expired, and as a consequence, there is no contingent liability related to this plan recognized.
In 2014, Novartis entered into a similar irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares. The commitment under this arrangement reflected the expected purchases by the bank under such trading plan over a rolling 90-day period. In 2015, this trading plan was fully executed and expired, resulting in a decrease of USD 658 million in the repurchase obligation. As a consequence, there is no contingent liability related to this plan as of December 31, 2015 and December 31, 2016.
17.5) The impact of change in ownership of consolidated entities represents the excess of the amount paid to non-controlling interest over their carrying value and equity allocation to non-controlling interest due to change in ownership percentage.
17.6) At December 31, 2017, the market maker held 12 million written call options, originally issued as part of the share-based compensation for associates that have not yet been exercised. The weighted average exercise price of these options is USD 62.17 and they have contractual lives of 10 years, with remaining lives up to six years.

18. Non-current financial debt
(USD millions)	2017	2016

Straight bonds	22 957	17 285

Liabilities to banks and other financial institutions [1]	539	708

Finance lease obligations	87	82

Total, including current portion of non-current financial debt	23 583	18 075

Less current portion of non-current financial debt	– 359	– 178

Total non-current financial debts	23 224	17 897

[1] Average interest rate 0.3% (2016: 0.4%)
Financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.
The percentage of fixed-rate financial debt to total financial debt was 82% at December 31, 2017, and 76% at December 31, 2016.
The average interest rate on total financial debt in 2017 was 2.6% (2016: 2.8%).
The following table provides a breakdown of straight bonds:
Coupon	Currency	Nominal amount	Issuance year	Maturity year	Issuer	Issue price	2017 (USD millions)	2016 (USD millions)

5.125%	USD	3 000	2009	2019	Novartis Securities Investment Ltd., Hamilton, Bermuda	99.822%	2 997	2 995

4.400%	USD	1 000	2010	2020	Novartis Capital Corporation, New York, United States	99.237%	997	996

2.400%	USD	1 500	2012	2022	Novartis Capital Corporation, New York, United States	99.225%	1 491	1 490

3.700%	USD	500	2012	2042	Novartis Capital Corporation, New York, United States	98.325%	489	489

3.400%	USD	2 150	2014	2024	Novartis Capital Corporation, New York, United States	99.287%	2 134	2 132

4.400%	USD	1 850	2014	2044	Novartis Capital Corporation, New York, United States	99.196%	1 824	1 823

0.750%	EUR	600	2014	2021	Novartis Finance S.A., Luxembourg, Luxembourg	99.134%	713	625

1.625%	EUR	600	2014	2026	Novartis Finance S.A., Luxembourg, Luxembourg	99.697%	714	627

0.250%	CHF	500	2015	2025	Novartis AG, Basel, Switzerland	100.640%	513	491

0.625%	CHF	550	2015	2029	Novartis AG, Basel, Switzerland	100.502%	564	539

1.050%	CHF	325	2015	2035	Novartis AG, Basel, Switzerland	100.479%	333	318

3.000%	USD	1 750	2015	2025	Novartis Capital Corporation, New York, United States	99.010%	1 730	1 728

4.000%	USD	1 250	2015	2045	Novartis Capital Corporation, New York, United States	98.029%	1 218	1 217

0.125%	EUR	1 250	2016	2023	Novartis Finance S.A., Luxembourg, Luxembourg	99.127%	1 480	1 299

0.625%	EUR	500	2016	2028	Novartis Finance S.A., Luxembourg, Luxembourg	98.480%	588	516

1.800%	USD	1 000	2017	2020	Novartis Capital Corporation, New York, United States	99.609%	996

2.400%	USD	1 000	2017	2022	Novartis Capital Corporation, New York, United States	99.449%	993

3.100%	USD	1 000	2017	2027	Novartis Capital Corporation, New York, United States	99.109%	988

0.000%	EUR	1 250	2017	2021	Novartis Finance S.A., Luxembourg, Luxembourg	99.133%	1 480

1.125%	EUR	600	2017	2027	Novartis Finance S.A., Luxembourg, Luxembourg	99.874%	715

Total straight bonds							22 957	17 285

The following tables provide a breakdown of total non-current financial debt, including current portion by maturity and currency:
Breakdown by maturity:
(USD millions)	2017	2016

2017		178

2018	359	345

2019	3 173	3 168

2020	1 997	1 000

2021	2 194	628

2022	2 485	2 442

After 2022	13 375	10 314

Total	23 583	18 075

Breakdown by currency:
(USD millions)	2017	2016

US dollar (USD)	15 945	12 952

Euro (EUR)	5 695	3 092

Japanese yen (JPY)	533	683

Swiss franc (CHF)	1 410	1 348

Total	23 583	18 075

The following table shows the comparison of balance sheet and fair value of total non-current financial debt, including current portion:
(USD millions)	2017 Balance sheet	2017 Fair values	2016 Balance sheet	2016 Fair values

Straight bonds	22 957	23 835	17 285	17 943

Others	626	626	790	790

Total	23 583	24 461	18 075	18 733

The fair values of straight bonds are determined by quoted market prices. Other financial debts are recorded at notional amounts which are a reasonable approximation of the fair values.
The following table shows the pledged assets:
(USD millions)	2017	2016

Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	84	94

19. Provisions and other non-current liabilities
(USD millions)	2017	2016

Accrued liability for employee benefits:
Defined benefit pension plans [1]	3 157	4 490

Other long-term employee benefits and deferred compensation	625	545

Other post-employment benefits [1]	953	1 005

Environmental remediation provisions	706	708

Provisions for product liabilities, governmental investigations and other legal matters	230	264

Contingent consideration [2]	809	840

Other non-current liabilities	577	618

Total provisions and other non-current liabilities	7 057	8 470

[1] Note 24 provides additional disclosures related to post-employment benefits.
[2] Note 28 provides additional disclosures related to contingent consideration.
Novartis believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, Novartis may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group’s financial condition but could be material to the results of operations or cash flows in a given period.
Environmental remediation provisions
The following table shows the movements in the environmental liability provisions:
(USD millions)	2017	2016	2015

January 1	773	871	923

Cash payments	– 46	– 75	– 52

Releases	– 153		– 5

Additions	154	1	6

Currency translation effects	33	– 24	– 1

December 31	761	773	871

Less current provision	– 55	– 65	– 80

Non-current environmental remediation provisions at December 31	706	708	791

The material components of the environmental remediation provisions consist of costs to sufficiently clean and refurbish contaminated sites to the extent necessary, and to treat, and where necessary, continue surveillance at sites where the environmental remediation exposure is less significant.
A substantial portion of the environmental remediation provisions relate to the remediation of Basel regional landfills in the adjacent border areas in Switzerland, Germany and France. The provisions are re-assessed on a yearly basis and are adjusted as necessary.
In the United States, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect of certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The provision takes into consideration the number of other PRPs at each site as well as the identity and financial position of such parties in light of the joint and several nature of the liability.
The expected timing of the related cash outflows as of December 31, 2017, is currently projected as follows:
(USD millions)	Expected cash outflows

Due within two years	164

Due later than two years, but within five years	241

Due later than five years, but within ten years	315

Due after ten years	41

Total environmental remediation liability provisions	761

Provisions for product liabilities, governmental investigations and other legal matters
Novartis has established provisions for certain product liabilities, governmental investigations and other legal matters where a potential cash outflow is probable and Novartis can make a reliable estimate of the amount of the outflow. These provisions represent the Group’s current best estimate of the total financial effect for the matters described below and for other less significant matters. Potential cash outflows reflected in a provision might be fully or partially off-set by insurance in certain circumstances.
Novartis has not established provisions for potential damage awards for certain additional legal claims against its subsidiaries if Novartis currently believes that a payment is either not probable or cannot be reliably estimated. In total, these not-provisioned-for matters include more than 1 000 individual product liability cases and certain other legal matters. Plaintiffs’ alleged claims in these matters, which Novartis does not believe to be entirely remote but which do not fulfill the conditions for the establishment of provisions, currently aggregate to, according to Novartis’ current best belief, approximately USD 1.5 billion. In addition, in some of these matters there are claims for punitive or multiple (treble) damages, civil penalties and disgorgement of profits that in Novartis’ view are either wholly or partially unspecified or wholly or partially unquantifiable at present; the Group believes that information about these amounts claimed by plaintiffs generally is not meaningful for purposes of determining a reliable estimate of a loss that is probable or more than remote.
A number of other legal matters are in such early stages or the issues presented are such that the Group has not made any provisions since it cannot currently estimate either a potential outcome or the amount of any potential losses. For these reasons, among others, the Group generally is unable to make a reliable estimate of possible loss with respect to such cases. It is therefore not practicable to provide information about the potential financial impact of those cases.
There might also be cases for which the Group was able to make a reliable estimate of the possible loss or the range of possible loss, but the Group believes that publication of such information on a case-by-case basis would seriously prejudice the Group’s position in ongoing legal proceedings or in any related settlement discussions. Accordingly, in such cases, information has been disclosed with respect to the nature of the contingency, but no disclosure is provided as to an estimate of the possible loss or range of possible loss.
Note 27 contains additional information on contingencies.
Summary of significant legal proceedings
The following is a summary of significant legal proceedings to which Novartis or its subsidiaries are a party or were a party and that concluded in 2017.
Investigations and related litigations
Southern District of New York (S.D.N.Y.) marketing practices investigation and litigation
In 2013, the US government filed a civil complaint in intervention to an individual qui tam  action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court (USDC) for the S.D.N.Y. The complaint, as subsequently amended, asserts federal False Claims Act (FCA) and common law claims with respect to speaker programs and other promotional activities for certain NPC cardiovascular medications (Lotrel, Starlix andValturna) allegedly serving as mechanisms to provide kickbacks to healthcare professionals (HCPs). It seeks damages, which according to the complaint are “substantial”, including treble damages and maximum civil penalties per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. Also in 2013, New York State filed a civil complaint in intervention asserting similar claims. Neither government complaint in intervention adopted the individual relator’s claims with respect to off-label promotion of Valturna, which were subsequently dismissed with prejudice by the court. The individual relator continues to litigate the kickback claims on behalf of other states and municipalities. NPC vigor-

ously contests the S.D.N.Y., New York State and individual claims, both as to alleged liability and amount of damages and penalties.
S.D.N.Y. / Western District of New York healthcare fraud investigation
In 2011, Alcon Laboratories, Inc. (ALI) received a subpoena from the United States Department of Health & Human Services relating to an investigation into allegations of healthcare fraud. The subpoena requests the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with certain ALI products (Vigamox, Nevanac, Omnipred, Econopred; surgical equipment). ALI is cooperating with this investigation.
S.D.N.Y. gilenya marketing practices investigation
In 2013, NPC received a civil investigative demand from the United States Attorney’s Office (USAO) for the S.D.N.Y. requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. In 2017, S.D.N.Y. and New York State declined to intervene in claims raised by an individual relator, which continue to be vigorously contested.
GOVERNMENT GENERIC PRICING ANTITRUST INVESTIGATIONS, ANTITRUST CLASS ACTIONS
In 2016 and 2017, Sandoz Inc. received subpoenas and interrogatories from the Antitrust Division of the US Department of Justice (DoJ) and from the Attorney General of the State of Connecticut requesting documents related to the marketing and pricing of generic pharmaceutical products sold by Sandoz Inc. and its subsidiaries, including Fougera Pharmaceuticals, Inc. (Fougera), and related communications with competitors. Sandoz Inc. is cooperating with these investigations, which it believes to be part of a broader inquiry into industry practice.
Since the third quarter of 2016, Sandoz Inc. and Fougera have been sued alongside other generic pharmaceutical companies in more than 20 consolidated complaints by proposed classes of direct and indirect purchasers, and Attorneys General for 45 states, the District of Columbia and Puerto Rico have sought leave to file a complaint, alleging that defendants, including Sandoz, engaged in anti-competitive conduct with regard to the sales of various generic drugs and asserting violations of federal and state antitrust laws as well as consumer protection laws. Lek Pharmaceuticals d.d., Novartis AG and Novartis International AG were dismissed from the proceedings. The cases have been consolidated for pretrial purposes in the USDC for the Eastern District of Pennsylvania (E.D. Pa.) and the claims are being vigorously contested.
District of Massachusetts (D. Mass.) charitable foundation investigation
In 2016 and 2017, NPC received subpoenas from the USAO for the D. Mass. requesting documents related to NPC’s support of 501(c)(3) organizations that provide co-payment assistance to Medicare patients who are prescribed Novartis medicines, including the respective accounting and tax treatment, as well as related to pricing strategies for Gleevec, Tasigna, Zometa, and Gilenya. The requests are focused on potential violations of federal health care offenses, including the Anti-Kickback Statute, and FCA. NPC is cooperating with this investigation, which it believes to be part of a broader inquiry into industry practices.
Asia/Russia investigation
In 2017, Novartis Group companies, as well as present and former senior executives of Alcon, received document requests and subpoenas from the DoJ and the US Securities and Exchange Commission (SEC) requesting information concerning Alcon’s business practices in Asia and Russia and related accounting treatment, both before and after Alcon became part of the Novartis Group. Novartis is cooperating with this investigation.
Lucentis/Avastin® matters
In connection with an investigation into whether Novartis Farma S.p.A., Novartis AG, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to artificially preserve the market positions of Avastin® and Lucentis, in 2014 the Italian Competition Authority imposed a fine equivalent to USD 125 million on Novartis AG and Novartis Farma S.p.A. Novartis paid the fine, subject to the right to later claim recoupment, and is appealing before the Consiglio di Stato. In 2014 and 2015, the Italian Ministry of Health and the Lombardia region sent letters with payment requests for a total equivalent of approximately USD 1.5 billion in damages from Novartis and Roche entities based on the above allegations. In 2014, the French Competition Authority opened an investigation against Novartis Groupe France with respect to the French market for anti-vascular endothelial growth factor (VEGF) products indicated for the treatment of wet age-related macular degeneration (AMD). Novartis continues to vigorously contest all claims in Italy and France. Also, Novartis is challenging policies and regulations allowing off-label/unlicensed use and reimbursement for economic reasons in various countries, including in Italy and the UK.
Japan investigation
In 2015, a trial started against a former Novartis Pharma K.K. (NPKK) employee, and also NPKK under the dual liability concept in Japanese law, over allegations brought by the Tokyo District Public Prosecutor Office in two counts for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK are subject to a maximum total fine of JPY 4 million. In 2017, the Tokyo District Court issued a not-guilty ruling for both the former NPKK employee and NPKK. An appeal by the Tokyo District Public Prosecutor Office remains pending.
south korea investigation
In 2016, the Seoul Western District Prosecutor initiated a criminal investigation into, among other things, allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to HCPs. A criminal trial is ongoing concerning allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to HCPs. In addition, other authorities in South Korea, including the Korea Fair Trade Commis-

sion, the Ministry of Food and Drug Safety and the Ministry of Health and Welfare conducted investigations into Novartis Korea. Those investigations have led to total fines of approximately USD 53 million as well as sales and reimbursement suspensions on Novartis Korea products in 2017.
greece investigation
Novartis is investigating allegations of potentially inappropriate economic benefits in Greece to HCPs and others. Novartis Group companies in Greece are providing information to the Greek authorities related to these allegations. Novartis is also responding to a subpoena and document requests from the SEC and DoJ that it received in 2016 and 2017 in connection with such allegations and is cooperating with their investigation.
Antitrust class actions
contact lenses
Since the first quarter of 2015, more than 50 putative class action complaints have been filed in several courts across the US naming contact-lens manufacturers, including ALI, and alleging violations of federal antitrust law as well as state antitrust, consumer protection and unfair competition laws of various states in connection with the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested.
gleevec
In 2015 and 2016, Novartis Group companies were sued in putative antitrust class actions in D. Mass. alleging delayed generic entry of Gleevec and seeking damages on behalf of direct and indirect purchasers of Gleevec. The motion to dismiss those actions was granted and plaintiffs have appealed. A similar class action was filed in 2018 in E.D. Pa. on behalf of direct purchasers of Gleevec. The claims are being vigorously contested.
Enoxaparin
In 2015, Sandoz and Momenta Pharmaceuticals were sued in a putative antitrust class action in federal court in Tennessee alleging that Momenta and Sandoz engaged in anticompetitive and unfair business conduct with regard to sales of enoxaparin, and the same allegations were made by Amphastar in a lawsuit filed in federal court in California and subsequently moved to federal court in Mass. (Sandoz, Momenta Pharmaceuticals and Amphastar are currently engaged in patent litigation concerning enoxaparin). The claims are being vigorously contested.
Other matters
Average Wholesale Price (AWP) litigation
Lawsuits have been brought, the latest in February 2016, by various US state governmental entities and private parties against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the AWP that is or has been used by payors, including state Medicaid agencies, to calculate reimbursements to healthcare providers. NPC remains a defendant in an action brought by the state of Illinois and in a putative class action brought by private payors in New Jersey, and Sandoz remains a defendant in an individual action in Pennsylvania. The putative class action in Pennsylvania was dismissed in 2017. The claims are being vigorously contested.
Reclast/Aclasta product liability litigation
NPC is a defendant in more than 20 US product liability actions involving Reclast and alleging atypical femur fracture injuries, most of which are in New Jersey state or federal court and in California state court coordinated with claims against other bisphosphonate manufacturers. The Canadian putative class action brought against numerous bisphosphonate manufacturers, including NPC, Novartis Pharmaceuticals Canada Inc. and Novartis International AG, in Quebec was discontinued in 2017. The claims are being vigorously contested.
Taxotere® (docetaxel) product liability litigation
Sandoz is a defendant in more than 1 000 US product liability actions involving Taxotere® (docetaxel), an oncology product, many of which have been transferred to Multidistrict Litigation in the Eastern District of Louisiana. The complaints allege that Sanofi, as innovator, and several 505(b)(2) NDA holders (including Sandoz) failed to warn of the risk of permanent alopecia/hair loss. The claims are being vigorously contested.
Amiodarone product liability litigation
Sandoz entities are named in more than 10 individual and multi-plaintiff US product liability cases involving amiodarone, a cardiac drug indicated to treat life-threatening arrhythmias that have not responded to other treatment. The complaints allege failure to warn, off-label promotion and failure to include medication guides to pharmacies. All claims are being vigorously contested.
Oriel litigation
In 2013, Shareholder Representative Services LLC filed a complaint in New York State Court against Sandoz Inc., two affiliates and two former officers of Sandoz AG asserting various common law and statutory contract, fraud and negligent misrepresentation claims arising out of Sandoz Inc.’s purchase of Oriel Therapeutics, Inc. In March 2015, the court dismissed all parties and claims but for a breach of contract claim against Sandoz Inc. Sandoz Inc. continues to vigorously contest the claim.
Eye drop products consumer class actions
Two putative consumer fraud class actions remain ongoing against Alcon and Sandoz in New Jersey and at the US Court of Appeals for the First Circuit after having been initially dismissed at the trial court level. They claim that Alcon’s and Sandoz’s eye drop products for glaucoma were unfairly designed so that the drop dosage is more than necessary and exceeds the capacity of the eye, leading to wastage and higher costs to patient consumers. The claims are being vigorously contested.

IP Matters
MIVS@ platform patent infringement litigation
Johns Hopkins University filed a patent infringement lawsuit against Alcon alleging that the use of certain Alcon surgical products, principally by third parties, infringes a patent directed to certain methods of ocular surgery, and a trial is scheduled for February 2018. The claims are being vigorously contested.
Concluded legal matters
New York State pricing policy investigation
In 2014, ALI received a civil subpoena from the New York State attorney general relating to an investigation into a unilateral pricing policy program. Novartis considers this matter concluded.
Lucentis/Avastin® matter in France
Novartis’ appeals against a temporary recommendation of use and reimbursement of off-label Avastin® for neovascular AMD by hospital ophthalmologists, in force since September 2015, as well as against the decree on which the recommendation is based, were rejected by the Supreme Court in 2016 and 2017.
Solodyn® antitrust class actions
Since the third quarter of 2013, seventeen putative class action complaints and three other complaints had been filed against manufacturers of the brand drug Solodyn® and its generic equivalent, including Sandoz Inc. The cases had been consolidated and transferred for pretrial purposes to the federal district court in Mass. The plaintiffs purported to represent direct and indirect purchasers of Solodyn® branded products and asserted violations of federal and state antitrust laws, including allegations in connection with separate settlements by Medicis with each of the other defendants, including Sandoz Inc., of patent litigation relating to Solodyn®. In 2017, all cases were resolved through settlement, the payment of which was not material to Novartis.
Summary of product liability, governmental investigations and other legal matters provision movements
(USD millions)	2017	2016	2015

January 1	395	1 194	849

Cash payments	– 69	– 811	– 256

Releases of provisions	– 70	– 239	– 223

Additions to provisions	93	243	832

Currency translation effects	2	8	– 8

December 31	351	395	1 194

Less current portion	– 121	– 131	– 743

Non-current product liabilities, governmental investigations and other legal matters provisions at December 31	230	264	451

Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
20. Current financial debt and derivative financial instruments
(USD millions)	2017	2016

Interest-bearing accounts of associates payable on demand [1]	1 822	1 601

Bank and other financial debt [2]	692	836

Commercial paper	2 328	3 174

Current portion of non-current financial debt	359	178

Fair value of derivative financial instruments	107	116

Total current financial debt and derivative financial instruments	5 308	5 905

[1] Weighted average interest rate 0.5% (2016: 0.5%)
[2] Weighted average interest rate 7.0% (2016: 6.7%)
The consolidated balance sheet amounts of current financial debt, other than the current portion of non-current financial debt, approximate the estimated fair value due to the short-term nature of these instruments.
Details on commercial papers are provided in Note 28 – Liquidity risk.

21. Provisions and other current liabilities
(USD millions)	2017	2016

Taxes other than income taxes	660	547

Restructuring provisions	153	222

Accrued expenses for goods and services received but not invoiced	977	880

Accruals for royalties	586	550

Provisions for deductions from revenue	4 672	4 183

Accruals for compensation and benefits including social security	2 327	1 993

Environmental remediation liabilities	55	65

Deferred income	305	287

Provisions for product liabilities, governmental investigations and other legal matters [1]	121	131

Accrued share-based payments	261	199

Contingent considerations [2]	44	49

Other payables	1 042	722

Total provisions and other current liabilities	11 203	9 828

[1] Note 19 provides additional disclosures related to legal provisions.
[2] Note 28 provides additional disclosures related to contingent considerations.
Provisions are based upon management’s best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.
Provisions for deductions from revenue
The following table shows the movement of the provisions for deductions from revenue:
(USD millions)	2017	2016	2015

January 1	4 183	3 790	3 533

Impact of business combinations			3

Additions	17 997	16 622	15 603

Payments/utilizations	– 17 452	– 16 189	– 15 218

Changes in offset against gross trade receivables	– 252	10	50

Currency translation effects	196	– 50	– 181

December 31	4 672	4 183	3 790

Restructuring provisions movements
(USD millions)	2017	2016	2015

January 1	222	260	333

Additions	194	343	399

Cash payments	– 200	– 260	– 435

Releases	– 64	– 66	– 36

Transfers	– 7	– 76

Currency translation effects	8	21	– 1

December 31	153	222	260

In 2017, additions to provisions of USD 194 million were mainly related to the following reorganizations:
• The Innovative Medicines Division’s Pharmaceuticals business unit adjusted a regional promotional model which led to a restructuring of the sales force. It also streamlined the above country operating model to facilitate an even higher external competition oriented focus. Furthermore, the development organization streamlined its activities to create efficiencies.
• The Alcon Division continued initiatives to realign its operations to focus on the Surgical and Vision Care business after the Ophthalmic Pharmaceutical business transfer to the Innovative Medicines Division.
• The Sandoz Division launched initiatives to focus resources to gain efficiencies.
• Group-wide initiatives to streamline Novartis Technical Operations in the Innovative Medicines and Sandoz Divisions were launched.
In 2016, additions to provisions of USD 343 million were mainly related to the following reorganizations:
• The Innovative Medicines Division’s Pharmaceuticals business unit realigned its operations to improve its operating agility, to focus resources on key growth drivers. Furthermore, research realigned and focused its operations resulting in redundancies from the consolidation of certain research teams and the outsourcing of certain activities to qualified third party vendors.
• The Alcon Division launched several initiatives to improve its efficiencies resulting in redundancies, as it realigned its operations to focus on its Surgical and Vision Care business franchises after the transfer of its Ophthalmic Pharmaceuticals business to Innovative Medicines division.
• The Sandoz Division launched an initiative to reallocate resources to priority, high growth and higher profitability countries.
• Various group-wide initiatives to simplify organizational structure, including the consolidation of manufacturing sites and support services.
In 2015, additions to provisions of USD 399 million were mainly related to the following reorganizations:

• The Innovative Medicines Division implemented a restructuring program targeted at efficiency gains in the business franchises, other than in Oncology. It also initiated initiatives related to the integration of the oncology business acquired from GSK.
• The Alcon Division extended its initiative started in the prior year to realize productivity opportunities.
• Various group-wide initiatives to simplify the organizational structure, mainly related to the manufacturing footprint and support services.
22. Details to the consolidated cash flow statements
22.1) Adjustments for non-cash items from continuing operations
(USD millions)	2017	2016	2015

Taxes	1 296	1 119	1 106

Depreciation, amortization and impairments on:
Property, plant & equipment	1 677	1 591	1 550

Intangible assets	4 399	4 452	3 921

Financial assets [1]	256	132	104

Income from associated companies	– 1 108	– 703	– 266

Gains on disposal and other adjustments on property, plant & equipment, intangible, financial and other non-current assets, net	– 1 043	– 935	– 869

Equity-settled compensation expense	683	671	773

Change in provisions and other non-current liabilities	160	956	1 642

Net financial expense	738	1 154	1 109

Total	7 058	8 437	9 070

[1] Including unrealized fair value gains
In 2015, the Group acquired property, plant and equipment of USD 85 million through finance lease contracts.
22.2) Cash flows from changes in working capital and other operating items included in operating cash flow from continuing operations
(USD millions)	2017	2016	2015

(Increase) in inventories	– 247	– 235	– 482

(Increase) in trade receivables	– 204	– 229	– 513

Increase/(Decrease) in trade payables	58	– 587	378

Change in other net current assets and other operating cash flow items	637	974	– 246

Total	244	– 77	– 863

22.3) Cash flows arising from acquisitions and divestments of businesses
The following is a summary of the cash flow impact of acquisitions and divestments. The most significant transactions are described in Note 2.
(USD millions)	2017 Acquisitions	2017 Divestments	2016 Acquisitions	2016 Divestments	2015 Acquisitions	2015 Divestments

Property, plant & equipment		25				1 000

Currently marketed products		1	– 451		– 12 970	646

(Acquired)/divested research & development	– 1 223		– 690		– 730	13

Technologies						113

Other intangible assets		3			– 15	86

Financial and other assets including deferred tax assets	– 8		– 39		– 555	40

Inventories			– 4			893

Trade receivables and other current assets		34	– 1		– 3	529

Cash and cash equivalents	– 20		– 1		– 25	311

Current and non-current financial debts						– 601

Trade payables and other liabilities including deferred tax liabilities	326	– 15	372		212	– 841

Net identifiable assets (acquired) or divested	– 925	48	– 814		– 14 086	2 189

Currency translation effects						98

Acquired/(divested) liquidity	20		1		25	– 479

Fair value of previously held equity interests			64

Subtotal	– 905	48	– 749		– 14 061	1 808

Refinancing of intercompany financial debt, net						578

Goodwill	– 94		– 56		– 2 438	1 042

Divestment gain						7 401

Taxes paid and other portfolio transformation related cash flows		– 140		– 748		– 1 337

Receivables and payables contingent consideration, net [1]	206		84		– 8	– 519

Other payments and deferred consideration, net	– 36	– 3	– 44

Deferred portion of sales price [2]						– 49

Net cash flows	– 829	– 95	– 765	– 748	– 16 507	8 924

Of which:
Net cash flows used in/from discontinued operations		– 140		– 748		8 924

Net cash flows used in/from continuing operations	– 829	45	– 765		– 16 507

[1] The contingent consideration of the 2016 Transcend Medical, Inc. acquisition amounted to USD 92 million. Of this amount, USD 60 million has been paid in 2016.
[2] Divestments include USD 49 million proceeds for the divestment of the Animal Health business received in 2014.
Notes 2 and 23 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.
22.4) Cash flows from discontinued operations
(USD millions)	2017	2016	2015

Cash flows used in operating activities			– 188

Purchase of property, plant & equipment			– 41

Proceeds from sales of property, plant & equipment			1

Purchase of financial and other non-current assets, net			– 2

Divestments of businesses [1]	– 140	– 748	8 924

Cash flows used in/from investing activities	– 140	– 748	8 882

Total net cash flows used in/from discontinued operations	– 140	– 748	8 694

[1] 2017 includes payments related to the 2015 portfolio transformation transaction. 2016 includes mainly payments for capital gains taxes and other payments related to the 2015 portfolio transformation transaction. 2015 includes proceeds of USD 10 925 million reduced by USD 2 001 million, for payments of capital gains taxes, transaction-related costs and purchase price adjustments, related to the 2015 portfolio transformation transaction. See Note 2 for a description of the 2015 porfolio transformation transaction.

22.5) Reconciliation of liabilities arising from financing activities
(USD millions)	Non-current financial debts	Current financial debts and derivative financial instruments	Total

January 1, 2017	17 897	5 905	23 802

Increase in non-current financial debts	4 933		4 933

Repayment of non-current financial debts	– 1	– 187	– 188

Change in current financial debts		– 755	– 755

Changes in fair values and other changes	– 6	– 140	– 146

Amortization of bonds discount	16		16

Currency translation effects	744	126	870

Current portion of non-current financial debt	– 359	359

December 31, 2017	23 224	5 308	28 532

23. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions
(USD millions)	2017	2016	2015

Currently marketed products		451	12 970

Acquired research & development	1 223	690	730

Other intangible assets			15

Deferred tax assets	8	39	555

Inventories		4

Trade receivables and other current assets		1	3

Cash and cash equivalents	20	1	25

Payables and other liabilities including deferred tax liabilities	– 326	– 372	– 212

Net identifiable assets acquired	925	814	14 086

Acquired liquidity	– 20	– 1	– 25

Goodwill	94	56	2 438

Net assets recognized as a result of business combinations	999	869	16 499

Note 2 details significant acquisition of businesses, which were Ziarco and Encore in 2017, were Transcend and Reprixys in 2016, and were the GSK Oncology products, Spinifex and Admune in 2015. The goodwill arising out of these acquisitions is attributable to buyer-specific synergies, the assembled workforce and the accounting for deferred tax liabilities on the acquired assets. No goodwill from 2017 is tax-deductible. Goodwill of USD 18 million from 2016 and of USD 2.4 billion from 2015 is tax deductible.

24. Post-employment benefits for associates
Defined benefit plans
In addition to the legally required social security schemes, the Group has numerous independent pension and other post-employment benefit plans. In most cases, these plans are externally funded in entities that are legally separate from the Group. For certain Group companies, however, no independent plan assets exist for the pension and other post-employment benefit obligations of associates. In these cases the related unfunded liability is included in the balance sheet. The defined benefit obligations (DBOs) of all major pension and other post-employment benefit plans are reappraised annually by independent actuaries. Plan assets are recognized at fair value. The major plans are based in Switzerland, the United States, the United Kingdom, Germany and Japan, which represent 94% of the Group’s total DBO for pension plans. Details of the plans in the two most significant countries of Switzerland and the United States are provided below.
Swiss-based pension plans represent the most significant portion of the Group’s total DBO and plan assets. For the active insured members born on or after January 1, 1956, or having joined the plans after December 31, 2010, the benefits are partially linked to the contributions paid into the plan. Certain features of Swiss pension plans required by law preclude the plans being categorized as defined contribution plans. These factors include a minimum interest guarantee on retirement savings accounts, a pre-determined factor for converting the accumulated savings account balance into a pension and embedded death and disability benefits.
All benefits granted under Swiss-based pension plans are vested, and Swiss legislation prescribes that the employer has to contribute a fixed percentage of an associate’s pay to an external pension fund. Additional employer contributions may be required whenever the plan’s statutory funding ratio falls below a certain level. The associate also contributes to the plan. The pension plans are run by separate legal entities, each governed by a Board of Trustees, that, for the principal plans, consists of representatives nominated by Novartis and the active insured associates. The Boards of Trustees are responsible for the plan design and asset investment strategy.
In September 2017, the pension regulations in Switzerland were amended, which resulted in a change in accounting from defined benefit to defined contribution for a component of the Swiss pension plans. This change resulted in a reduction to the defined benefit pension plans liability and in a corresponding net pre-tax gain of USD 225 million (CHF 216 million).
The United States pension plans represent the second largest component of the Group’s total DBO and plan assets. The principal plans (Qualified Plans) are funded, whereas plans providing additional benefits for executives (Restoration Plans) are unfunded. Employer contributions are required for Qualified Plans whenever the statutory funding ratio falls below a certain level. Furthermore, associates in the United States are covered under other post-employment benefit plans and post-retirement medical plans.

The following tables are a summary of the funded and unfunded defined benefit obligation for pension and other post-employment benefit plans of associates at December 31, 2017 and 2016:
	Pension plans		Other post-employment benefit plans

(USD millions)	2017	2016	2017	2016

Benefit obligation at January 1	23 614	23 402	1 158	1 132

Current service cost	422	437	34	35

Interest cost	330	390	44	48

Past service costs and settlements	– 1 226	– 73	– 10

Administrative expenses	27	29

Remeasurement losses arising from changes in financial assumptions	11	1 299	32	46

Remeasurement (gains) arising from changes in demographic assumptions	– 26	– 7	– 9	– 26

Experience-related remeasurement losses/(gains)	47	117	– 87	– 33

Currency translation effects	1 138	– 896	5	7

Benefit payments	– 1 300	– 1 250	– 51	– 51

Contributions of associates	207	207

Effect of acquisitions, divestments or transfers	– 34	– 41	– 1

Benefit obligation at December 31	23 210	23 614	1 115	1 158

Fair value of plan assets at January 1	19 225	19 536	153	172

Interest income	236	293	5	6

Return on plan assets excluding interest income	1 429	742	12	– 1

Currency translation effects	909	– 757

Novartis Group contributions	579	542	43	27

Contributions of associates	207	207

Settlements	– 995	– 77

Benefit payments	– 1 300	– 1 250	– 51	– 51

Effect of acquisitions, divestments or transfers	– 15	– 11

Fair value of plan assets at December 31	20 275	19 225	162	153

Funded status	– 2 935	– 4 389	– 953	– 1 005

Limitation on recognition of fund surplus at January 1	– 54	– 50

Change in limitation on recognition of fund surplus (incl. exchange rate differences)	– 30

Interest income on limitation of fund surplus	– 5	– 4

Limitation on recognition of fund surplus at December 31	– 89	– 54

Net liability in the balance sheet at December 31	– 3 024	– 4 443	– 953	– 1 005

The reconciliation of the net liability from January 1 to December 31 is as follows:
	Pension plans		Other post-employment benefit plans

(USD millions)	2017	2016	2017	2016

Net liability at January 1	– 4 443	– 3 916	– 1 005	– 960

Current service cost	– 422	– 437	– 34	– 35

Net interest expense	– 99	– 101	– 39	– 42

Administrative expenses	– 27	– 29

Past service costs and settlements	231	– 4	10

Remeasurements	1 397	– 667	76	12

Currency translation effects	– 229	139	– 5	– 7

Novartis Group contributions	579	542	43	27

Effect of acquisitions, divestments or transfers	19	30	1

Change in limitation on recognition of fund surplus	– 30

Net liability at December 31	– 3 024	– 4 443	– 953	– 1 005

Amounts recognized in the consolidated balance sheet

Prepaid benefit cost	133	47

Accrued benefit liability	– 3 157	– 4 490	– 953	– 1 005

The following table shows a breakdown of the DBO for pension plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2017				2016

(USD millions)	Switzerland	United States	Rest of the world	Total	Switzerland	United States	Rest of the world	Total

Benefit obligation at December 31	14 606	3 788	4 816	23 210	15 436	3 783	4 395	23 614

Thereof unfunded		728	499	1 227		739	497	1 236

By type of member

Active	5 627	796	1 646	8 069	6 426	891	1 460	8 777

Deferred pensioners		1 258	1 646	2 904		831	1 515	2 346

Pensioners	8 979	1 734	1 524	12 237	9 010	2 061	1 420	12 491

Fair value of plan assets at December 31	14 445	2 400	3 430	20 275	13 958	2 282	2 985	19 225

Funded status	– 161	– 1 388	– 1 386	– 2 935	– 1 478	– 1 501	– 1 410	– 4 389

The following table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of associates:
	Pension plans			Other post-employment benefit plans

	2017	2016	2015	2017	2016	2015

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	1.5%	1.4%	1.8%	3.7%	4.2%	4.4%

Expected rate of pension increase	0.5%	0.4%	0.4%

Expected rate of salary increase	2.8%	2.2%	2.9%

Interest on savings account	0.6%	0.5%	0.8%

Current average life expectancy for a 65-year-old male in years	22	22	21	21	21	21

Current average life expectancy for a 65-year-old female in years	24	24	24	23	23	23

Changes in the aforementioned actuarial assumptions can result in significant volatility in the accounting for the Group’s pension plans in the consolidated financial statements. This can result in substantial changes in the Group’s other comprehensive income, long-term liabilities and prepaid pension assets.
The DBO is significantly impacted by assumptions regarding the rate that is used to discount the actuarially determined post-employment benefit liability. This rate is based on yields of high-quality corporate bonds in the country of the plan. Decreasing corporate bond yields decrease the discount rate, so that the DBO increases and the funded status decreases.
In Switzerland, an increase in the DBO due to lower discount rates is slightly offset by lower future benefits expected to be paid on the associate’s savings account where the assumption on interest accrued changes in line with the discount rate.
The impact of decreasing interest rates on a plan’s assets is more difficult to predict. A significant part of the plan assets is invested in bonds. Bond values usually rise when interest rates decrease and may therefore partially compensate for the decrease in the funded status. Furthermore, pension assets also include significant holdings of equity instruments. Share prices tend to rise when interest rates decrease and therefore often counteract the negative impact of the rising defined benefit obligation on the funded status (although the correlation of interest rates with equities is not as strong as with bonds, especially in the short term).
The expected rate for pension increases significantly affects the DBO of most plans in Switzerland, Germany and the United Kingdom. Such pension increases also decrease the funded status, although there is no strong correlation between the value of the plan assets and pension/inflation increases.
Assumptions regarding life expectancy significantly impact the DBO. An increase in longevity increases the DBO. There is no offsetting impact from the plan assets, as no longevity bonds or swaps are held by the pension funds. Generational mortality tables are used where this data is available.
The following table shows the sensitivity of the defined benefit pension obligation to the principal actuarial assumptions for the major plans in Switzerland, the United States, the United Kingdom, Germany and Japan on an aggregated basis:

(USD millions)	Change in 2017 year-end defined benefit pension obligation

25 basis point increase in discount rate	– 753

25 basis point decrease in discount rate	803

1 year increase in life expectancy	840

25 basis point increase in rate of pension increase	533

25 basis point decrease in rate of pension increase	– 138

25 basis point increase of interest on savings account	56

25 basis point decrease of interest on savings account	– 54

25 basis point increase in rate of salary increase	49

25 basis point decrease in rate of salary increase	– 50

The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:
	2017	2016	2015

Healthcare cost trend rate assumed for next year	6.5%	7.0%	7.5%

Rate to which the cost trend rate is assumed to decline	4.5%	5.0%	5.0%

Year that the rate reaches the ultimate trend rate	2025	2022	2022

The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2017 and 2016:
	Pension plans

(as a percentage)	Long-term target minimum	Long-term target maximum	2017	2016

Equity securities	15	40	31	31

Debt securities	20	60	35	35

Real estate	5	20	15	15

Alternative investments	0	20	15	15

Cash and other investments	0	15	4	4

Total			100	100

Cash and most of the equity and debt securities have a quoted market price in an active market. Real estate and alternative investments, which include hedge fund and private equity investments, usually do not have a quoted market price.
The strategic allocation of assets of the different pension plans is determined with the objective of achieving an investment return that, together with the contributions paid by the Group and its associates, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may temporarily be permitted to deviate from policy targets. The asset allocation currently includes investments in shares of Novartis AG as per the below table:
	December 31, 2017	December 31, 2016

Investment in shares of Novartis AG

Number of shares (in millions)	11.0	11.0

Market Value (in USD billions)	0.9	0.8

The weighted average duration of the defined benefit obligation is 14.6 years (2016: 14.5 years).
The Group’s ordinary contribution to the various pension plans is based on the rules of each plan. Additional contributions are made whenever this is required by statute or law (i.e., usually when statutory funding levels fall below pre-determined thresholds). The only significant plans that are foreseen to require additional funding are those in the United Kingdom.
The expected future cash flows in respect of pension and other post-employment benefit plans at December 31, 2017, were as follows:
(USD millions)	Pension plans	Other post- employment benefit plans

Novartis Group contributions

2018 (estimated)	395	62

Expected future benefit payments

2018	1 226	63

2019	1 166	65

2020	1 163	67

2021	1 147	68

2022	1 133	69

2023–2027	5 534	344

Defined contribution plans
In many subsidiaries, associates are covered by defined contribution plans. Contributions charged to the 2017 consolidated income statement for the defined contribution plans were:
(USD millions)	2017	2016	2015

Contributions for defined contribution plans continuing operations	406	338	359

Contributions for defined contribution plans discontinued operations			1

25. Equity-based participation plans for associates
The expense related to all equity-based participation plans and the liabilities arising from equity-based payment transactions were as follows:
(USD millions)	2017	2016	2015

Expense related to equity-based participation plans	924	846	968

of which continuing operations	924	846	903

of which discontinued operations			65

Liabilities arising from equity-based payment transactions	261	199	209

Equity-based participation plans can be separated into the following plans:
Annual Incentive
The Annual Incentive of the Novartis Group CEO and the other Executive Committee members is paid 50% in cash in February or March of the year following the performance period, and 50% in Novartis Restricted Shares (RSs) or Restricted Share Units (RSUs) that are granted in January of the year following the performance period, deferred and restricted for three years. In 2016, this was extended to Novartis Top Leaders (NTLs). The Annual Incentive payout for the NTLs is 70% in cash and 30% in Novartis RSs or RSUs. Each RS is entitled to voting rights and payment of dividends during the vesting period. Each RSU is equivalent to one Novartis share and is converted into one share at the vesting date. RSUs do not carry any dividend, dividend equivalent or voting rights. The executives in certain countries may elect to also receive their cash incentive partially or fully in shares or share units that will not be subject to vesting conditions.
Share savings plans
A number of associates in certain countries as well as certain key executives worldwide are encouraged to invest their Annual Incentive, and in the United Kingdom also their salary, in a share savings plan. Under the share savings plan, participants may elect to receive their Annual Incentive fully or partially in Novartis shares in lieu of cash. As a reward for their participation in the share savings plan, at no additional cost to the participant, Novartis matches their investments in shares after a holding period of three or five years.
Novartis operates three share savings plans, and associates may only participate in one of the share savings plans in any given year:
• In Switzerland, Employee Share Ownership Plan (ESOP) participants may choose to receive their Annual Incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash or (iii) 100% in cash. After expiration of a three-year holding period for Novartis shares invested under the ESOP, participants will receive one matching share for every two invested shares. Associates eligible for the equity plan “Select” are not eligible to receive ESOP matching shares starting with the 2017 performance period onwards.
• In the United Kingdom, associates can invest up to 10% of their monthly salary in shares (up to a maximum of GBP 150) and may also be invited to invest their net Annual Incentive in shares. Two invested shares are matched with one share with a holding period of three years. Starting with the 2017 performance period onwards, United Kingdom associates can only invest a maximum of 50% of their Annual Incentive in shares and this option is no longer offered to associates who are eligible for the equity plan “Select”.
• The Leveraged Share Savings Plan (LSSP) was available to key executives for performance periods prior to 2016. At the participant’s election, the Annual Incentive was awarded partly or entirely in shares. The elected number of shares is subject to a holding period of five years. At the end of the holding period, Novartis will match the invested shares at a ratio of 1-to-1 (i.e. one share awarded for each invested share). In the United States both the LSSP award and the corresponding match are cash settled.
Following the introduction of the new compensation programs in 2014, the Novartis Group CEO and the other Executive Committee members are no longer eligible to participate in the share savings plans. From the 2016 performance period onwards, the NTLs are also no longer eligible to participate in the share savings plans.
Novartis equity plan “Select”
The equity plan “Select” is a global equity incentive plan under which eligible associates may annually be awarded a grant subject to a three year vesting period. No awards are granted for performance ratings below a certain threshold. Executive Committee members are not eligible for participation in the equity plan “Select” effective from the performance period 2014, and the NTLs are not eligible to participate effective from the performance period 2016.
The equity plan “Select” currently allows participants in Switzerland to choose the form of their equity compensation in RSs or RSUs. In all other jurisdictions, RSUs are typically granted. Until 2013, participants could also choose to receive part or the entire grant in the form of tradable share options.
Tradable share options expire on their tenth anniversary from the grant date. Each tradable share option entitles the holder to purchase after vesting (and before the tenth anniversary from the grant date) one Novartis share at a stated exercise price that equals the closing market price of the underlying share at the grant date.

Options under Novartis equity plan “Select” outside North America
The following table shows the activity associated with the share options during the period. The weighted average prices in the table below are translated from Swiss francs into USD at historical rates.
	2017		2016

	Options (millions)	Weighted average exercise price (USD)	Options (millions)	Weighted average exercise price (USD)

Options outstanding at January 1	9.5	59.4	11.7	59.9

Sold or exercised	– 2.1	59.2	– 2.2	61.8

Forfeited or expired

Outstanding at December 31	7.4	59.5	9.5	59.4

Exercisable at December 31	7.4	59.5	9.5	59.4

All share options were granted at an exercise price that was equal to the closing market price of the Group’s shares at the grant date. The weighted average share price at the dates of sale or exercise was USD 80.1.
The following table summarizes information about share options outstanding at December 31, 2017:
	Options outstanding

Range of exercise prices (USD)	Number outstanding (millions)	Average remaining contractual life (years)	Weighted average exercise price (USD)

45–49	0.7	1.0	46.7

50–54	1.1	2.0	54.6

55–59	2.7	3.3	57.6

65–70	2.9	5.0	66.1

Total	7.4	3.6	59.5

Options under Novartis equity plan “Select” for North America
The following table shows the activity associated with the American Depositary Receipts (ADR) options during the period:
	2017		2016

	ADR options (millions)	Weighted average exercise price (USD)	ADR options (millions)	Weighted average exercise price (USD)

Options outstanding at January 1	25.9	59.9	31.9	60.2

Sold or exercised	– 5.6	59.9	– 6.0	61.7

Forfeited or expired

Outstanding at December 31	20.3	59.9	25.9	59.9

Exercisable at December 31	20.3	59.9	25.9	59.9

All ADR options were granted at an exercise price that was equal to the closing market price of the ADRs at the grant date. The weighted average ADR price at the dates of sale or exercise was USD 79.9.
The following table summarizes information about ADR options outstanding at December 31, 2017:
	ADR options outstanding

Range of exercise prices (USD)	Number outstanding (millions)	Average remaining contractual life (years)	Weighted average exercise price (USD)

45–49	1.8	1.0	46.4

50–54	2.1	2.0	53.7

55–59	8.0	3.5	58.0

65–69	8.4	5.0	66.1

Total	20.3	3.7	59.9

Long-Term Performance Plan
The Long-Term Performance Plan (LTPP) is an equity plan for the Novartis Group CEO, the other Executive Committee members and the NTLs. For the 2017 grant, the target incentive is 200% of base compensation for the Novartis Group CEO and ranges from 150% to 170% for other Executive Committee members. For the NTLs, the target incentive range is from 20% to 160% of base compensation.
The awards of the LTPP are based on three-year performance objectives focused on financial and innovation measures. The financial measure is Novartis Cash Value Added (NCVA). The weighting of this measure is 75%. The NCVA target is approved by the Board of Directors.
The innovation measure is based on a holistic approach under which divisional innovation targets are set at the beginning of the cycle, comprised of up to ten target milestones that represent the most important research and development project milestones for each division. The weighting of this measure is 25%. At the end of the performance period, the Research & Development Committee assists the Board of Directors and the Compensation Committee in evaluating performance against the innovation targets at the end of the cycle.
Under the LTPP, participants are granted a target number of Performance Share Units (PSUs) at the beginning of every performance period, which are converted into unrestricted Novartis shares after the performance period. Payout is between 0% and 200% of target. PSUs granted under the LTPP do not carry voting rights, but do carry dividend equivalents that are paid in shares at the end of the performance period.
Long-Term Relative Performance Plan
The Long-Term Relative Performance Plan (LTRPP) is an equity plan for the Novartis Group CEO, other ECN members and NTLs. For the 2017 grant, the target incentive is 125% of base compensation for the Novartis Group CEO and ranges from 60% to 80% for other Executive Committee members. For the NTLs, the target incentive range is from 10% to 40% of base compensation. The LTRPP is based on the ranking of Novartis’ Total Shareholder Return (TSR) relative to a global healthcare peer group of 12 companies until 2016, and 15 companies from 2017, over rolling three-year performance periods. TSR in USD is calculated as price change of the Novartis share plus the dividend plus the re-investment return of the dividend amount, all translated to USD at the respective exchange rate, over the three-year performance period. The calcu-

lation is based on Bloomberg standard published TSR data, which is publicly available. The position in the peer group determines the payout range based on a payout matrix. Under the LTRPP, participants are also granted a target number of PSUs at the beginning of every performance period, which are converted into unrestricted Novartis shares after the performance period. Payout is between 0% and 200% of target. PSUs under the LTRPP do not carry voting rights, but do carry dividend equivalents that are paid in shares at the end of the performance period.
Other share awards
Selected associates, excluding the Executive Committee members, may exceptionally receive Special Share Awards of RSs or RSUs. These Special Share Awards provide an opportunity to reward outstanding achievements or exceptional performance, and aim to retain key contributors. They are based on a formal internal selection process, through which the individual performance of each candidate is thoroughly assessed at several management levels. Special Share Awards have a minimum three-year vesting period. In exceptional circumstances, Special Share Awards may be awarded to attract special expertise and new talents into the organization. These grants are consistent with market practice and Novartis’ philosophy to attract, retain and motivate best-in-class talents around the world.
Worldwide, associates at different levels in the organization were awarded RSs and RSUs in 2017.
In addition, in 2017, Board members received unrestricted shares as part of their regular compensation.
Summary of non-vested share movements
The table below provides a summary of non-vested share movements (RSs, RSUs and PSUs) for all plans:
	2017			2016

	Number of shares in millions	Weighted average fair value at grant date in USD	Fair value at grant date in USD millions	Number of shares in millions	Weighted average fair value at grant date in USD	Fair value at grant date in USD millions

Non-vested shares at January 1	21.0	89.5	1 880	20.1	87.1	1 751

Granted

– Annual incentive	1.3	69.3	90	0.1	73.8	7

– Share savings plans	4.5	69.4	312	4.4	78.1	344

– Select North America	4.5	64.1	288	4.8	72.4	348

– Select outside North America	2.0	65.3	131	1.6	74.4	119

– Long-Term Performance Plan	1.4	71.5	100	1.2	79.2	95

– Long-Term Relative Performance Plan	0.4	47.7	19	0.3	58.5	18

– Other share awards	1.3	67.8	88	0.7	65.8	46

Vested	– 10.7	78.2	– 837	– 10.4	68.8	– 716

Forfeited	– 1.8	80.7	– 145	– 1.8	73.1	– 132

Non-vested shares at December 31	23.9	80.6	1 926	21.0	89.5	1 880

Alcon, Inc., equity plans granted to associates prior to the merger
At the completion of the merger of Alcon, Inc. into Novartis on April 8, 2011, all awards outstanding under the Alcon equity plans were converted into awards based upon Novartis shares with a conversion factor of 3.0727 as defined in the Merger Agreement. The plans are fully vested.
Share options entitle the recipient to purchase Novartis shares at the closing market price of the former Alcon, Inc., share on the day of grant divided by the conversion factor.
Share-settled appreciation rights (SSAR) entitle the participant to receive, in the form of Novartis shares, the difference between the values of the former Alcon, Inc., share at the date of grant, converted into Novartis shares using the conversion factor, and the Novartis share price at the date of exercise.
Both options and SSAR expire on their tenth anniversary. The last grant was made in 2009.
The following table shows the activity associated with the converted Novartis share options and SSARs during 2017 and 2016:
	Number of options (millions)	Weighted average exercise price (USD)	Number of SSARs (millions)	Weighted average exercise price (USD)

Outstanding at January 1, 2016	0.2	36.8	1.8	36.6

Exercised	– 0.1	37.6	– 0.4	38.9

Outstanding at December 31, 2016	0.1	36.0	1.4	35.9

Exercisable at December 31, 2016	0.1	36.0	1.4	35.9

Outstanding at January 1, 2017	0.1	36.0	1.4	35.9

Exercised			– 0.6	39.8

Outstanding at December 31, 2017	0.1	33.7	0.8	33.0

Exercisable at December 31, 2017	0.1	33.7	0.8	33.0

26. Transactions with related parties
Genentech/Roche
Novartis has two agreements with Genentech, Inc., United States, a subsidiary of Roche Holding AG which is indirectly included in the consolidated financial statements using equity accounting since Novartis holds 33.3% of the outstanding voting shares of Roche.
LUCENTIS
Novartis has licensed the exclusive rights to develop and market Lucentis outside the United States for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech/Roche an initial milestone and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the United States. In 2017, Lucentis sales of USD 1.9 billion (2016: USD 1.8 billion, 2015: USD 2.1 billion) were recognized by Novartis.
XOLAIR
In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties co-developed Xolair. On August 2, 2007, Genentech, Inc. completed the acquisition of Tanox, Inc. and has taken over its rights and obligations. Novartis and Genentech/Roche are co-promoting Xolair in the United States where Genentech/Roche records all sales. Novartis records sales outside of the United States.
Novartis markets Xolair and records all sales and related costs outside the United States as well as co-promotion costs in the US. Genentech/Roche and Novartis share the resulting profits from sales in the United States, Europe and other countries, according to agreed profit-sharing percentages. In 2017, Novartis recognized total sales of Xolair of USD 920 million (2016: USD 835 million, 2015: USD 755 million) including sales to them for the United States market.
The net expense for royalties, cost sharing and profit sharing arising out of the Lucentis and Xolair agreements with Genentech/Roche totaled USD 33 million in 2017 (2016: USD 217 million, 2015: USD 309 million).
Furthermore, Novartis has several patent license, supply and distribution agreements with Roche.
Executive Officers and Non-Executive Directors Compensation
During 2017, there were 11 Executive Committee members (“Executive Officers”), including those who stepped down during the year (14 members in 2016 and 11 members in 2015 also including those who stepped down).
The total compensation for members of the Executive Committee and the 13 Non-Executive Directors (13 in 2016, 12 in 2015 including those who stepped down during the year) using the Group’s accounting policies for equity-based compensation and pension benefits was as follows:
	Executive Officers			Non-Executive Directors			Total

(USD millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Cash and other compensation	18.4	20.8	17.1	4.0	4.0	4.7	22.4	24.8	21.8

Post-employment benefits	2.0	2.2	1.9				2.0	2.2	1.9

Equity-based compensation	49.9	46.2	52.9	4.8	4.6	4.4	54.7	50.8	57.3

Total	70.3	69.2	71.9	8.8	8.6	9.1	79.1	77.8	81.0

During 2017, there was an increase in the IFRS compensation expense for Executive Officers, mainly due to the pro-rata accelerated vesting of equity-based compensation, required by IFRS, for an ECN member who stepped down on December 31, 2017. This was partially offset by the reduction in the number of Executive Officers compared to 2016. The increase in the IFRS compensation expense for Non-Executive Directors was due to one additional Non-Executive Director appointed at the 2017 Annual General Meeting.
During 2016, there was a decrease in the IFRS compensation expense for Executive Officers compared to 2015. This was mainly due to lower equity-based compensation expense attributable to lower performance factors, which was partially offset by higher benefits other than equity-based compensation resulting from the increase in the number of Executive Officers.
The Annual Incentive award, which is fully included in equity-based compensation even when paid out in cash, is granted in January in the year following the reporting period.
The disclosures on Board and Executive compensation required by the Swiss Code of Obligations and in accordance with the Swiss Ordinance against Excessive Compensation in Stock Exchange Listed Companies are shown in the Compensation Report.

Transactions with former members of the Board of Directors
During 2017, 2016 and 2015, the following payments (or waivers of claims) were made to former Board members or to “persons closely” linked to them:
	Currency	2017	2016	2015

Prof. Dr. Brody	CHF	0	25 000	100 000

Prof. Dr. Zinkernagel	CHF	0	50 000	200 000

Dr. Krauer	CHF	60 000	60 000	60 000

Dr. Vasella	CHF	26 279	0	0
	USD	0	250 000	250 000

Prof. Dr. William R. Brody and Prof. Dr. Rolf M. Zinkernagel, who stepped down from the Board of Directors at the 2014 AGM, received in 2016 and 2015, delegated Board membership fees for their work on the Boards of the Novartis Institute for Tropical Diseases (Prof. Dr. Zinkernagel) and the Genomics Institute of the Novartis Research Foundation (Prof. Dr. Brody and Prof. Dr. Zinkernagel). No payments were made in 2017, as their respective mandates ended in 2016.
Dr. Alex Krauer, Honorary Chairman, is entitled to an amount of CHF 60 000 for annual periods from one AGM to the next. This amount was fixed in 1998 upon his departure from the Board in 1999, and has not been revised since that date.
In 2017, Dr. Daniel Vasella, Honorary Chairman, was paid CHF 26 279 for reimbursable costs under his agreement with the company. In 2016, Dr. Daniel Vasella received the contractual minimum compensation under an agreement which became effective on November 1, 2013 and ended in 2016. Under this agreement, Dr. Vasella was compensated at a rate of USD 25 000 per day, with an annual guaranteed minimum fee of USD 250 000. This amount was in line with compensation practices at other large companies when retired Chairmen or CEOs were retained in consulting agreements after leaving the board of directors.
In 2014, Dr. Vasella exercised an option to acquire, at a future date, real estate in Risch, Zug, Switzerland. The real estate transaction closed in 2015 and Dr. Vasella acquired the Group assets from a consolidated entity for an arm’s length transaction price determined on the basis of two independent external assessments.
Transactions with an Executive Officer prior to the start of employment
As announced on September 24, 2015, Dr. James E. Bradner succeeded Dr. Mark Fishman as President of the Novartis Institutes for BioMedical Research (NIBR) and member of the Executive Committee of Novartis with effect from March 1, 2016. In 2015, a Novartis subsidiary acquired Dr. Bradner’s 10 million shares (7% interest) in a non-material entity for USD 10 million. The arm’s length transaction price was determined based on the most recent round of financing of this entity.
The above disclosures related to Dr. Vasella and Dr. Bradner are made on a voluntary basis.
27. Commitments and contingencies
Leasing commitments
The Group has entered into various fixed-term operational leases, mainly for cars and real estate. As of December 31, 2017, the Group’s commitments with respect to these leases, including estimated payment dates, were as follows:
(USD millions)	2017

2018	309

2019	224

2020	161

2021	131

2022	123

Thereafter	2 221

Total	3 169

Expense of current year	337

Research & Development and other intangible asset purchase commitments
The Group has entered into long-term research and development agreements with various institutions which provide for potential milestone payments by Novartis that may be capitalized. As of December 31, 2017 the Group’s commitments to make payments under those agreements and other agreements to purchase intangible assets, and their estimated timing, were as follows:
(USD millions)	Research & Development commitments	Other intangible asset purchase commitments	Total

2018	780	130	910

2019	671		671

2020	864		864

2021	801		801

2022	353		353

Thereafter	837		837

Total	4 306	130	4 436

Other commitments
The Group has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.
Contingencies
Group companies have to observe the laws, government orders and regulations of the country in which they operate.
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and that could affect our business, financial position and reputation. While Novartis does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.
Governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including marketing practices, pricing, corruption, trade restrictions, embargo legislation, insider trading, antitrust, cyber security and data privacy. Further, when one government or regulatory authority undertakes an investigation, it is not uncommon for other governments or regulators to undertake investigations regarding the same or similar matters. Responding to such investigations is costly and requires an increasing amount of management’s time and attention. In addition, such investigations may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries, and may lead to (or arise from) litigation. These factors have contributed to decisions by Novartis and other companies in the healthcare industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities or a court. Those government settlements have involved and may continue to involve, in current government investigations and proceedings, large cash payments, sometimes in the hundreds of millions of dollars or more, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of government healthcare fraud cases often require companies to enter into corporate integrity agreements, which are intended to regulate company behavior for a period of years. Our affiliate Novartis Pharmaceuticals Corporation is a party to such an agreement, which will expire in 2020. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.
While provisions have been made for probable losses, which management deems to be reasonable or appropriate, there are uncertainties connected with these estimates.
Note 19 contains additional information on these matters.
A number of Group companies are involved in legal proceedings concerning intellectual property rights. The inherent unpredictability of such proceedings means that there can be no assurances as to their ultimate outcome. A negative result in any such proceeding could potentially adversely affect the ability of certain Novartis companies to sell their products, or require the payment of substantial damages or royalties.
In the opinion of management, however, the outcome of these actions will not materially affect the Group’s financial position but could be material to the results of operations or cash flow in a given period.
The Group’s potential environmental remediation liability is assessed based on a risk assessment and investigation of the various sites identified by the Group as at risk for environmental remediation exposure. The Group’s future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Group at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.
Note 19 contains additional information on environmental liabilities.

28. Financial instruments – additional disclosures
(USD millions)	Note	2017 [1]	2016 [1]

Cash and cash equivalents	15	8 860	7 007

Financial assets - measured at fair value through other comprehensive income
Available-for-sale marketable securities
Debt securities	15	328	306

Fund investments	15	34	31

Total available-for-sale marketable securities		362	337

Available-for-sale long-term financial investments
Equity securities	12	1 109	989

Fund investments	12	166	107

Total available-for-sale long-term financial investments		1 275	1 096

Total financial assets - measured at fair value through other comprehensive income		1 637	1 433

Financial assets - measured at amortized costs
Trade receivables, income tax receivables, and other current assets (excluding contingent consideration receivables and pre-payments)	14/16	10 650	10 202

Accrued interest on debt securities and time deposits	15	1	1

Time deposits with original maturity more than 90 days	15	125	108

Long-term loans and receivables from customers and finance lease, advances, security deposits	12	574	514

Total financial assets - measured at amortized costs		11 350	10 825

Financial assets - measured at fair value through the consolidated income statement
Associated companies at fair value through profit and loss		216	188

Derivative financial instruments	15	31	230

Contingent consideration receivables	12/16	844	586

Total financial assets - measured at fair value through the consolidated income statement		1 091	1 004

Total financial assets		22 938	20 269

Financial liabilities - measured at amortized costs
Current financial debt
Interest-bearing accounts of associates payable on demand	20	1 822	1 601

Bank and other financial debt	20	692	836

Commercial paper	20	2 328	3 174

Current portion of non-current debt	20	359	178

Total current financial debt		5 201	5 789

Non-current financial debt
Straight bonds	18	22 957	17 285

Liabilities to banks and other financial institutions	18	539	708

Finance lease obligations	18	87	82

Current portion of non-current debt	18	– 359	– 178

Total non-current financial debt		23 224	17 897

Trade payables		5 169	4 873

Total financial liabilities - measured at amortized costs		33 594	28 559

Financial liabilities - measured at fair value through the consolidated income statement
Contingent consideration (see Note 19/21) and other financial liabilities		924	1 018

Derivative financial instruments	20	107	116

Total financial liabilities - measured at fair value through the consolidated income statement		1 031	1 134

Total financial liabilities		34 625	29 693

[1] Except for straight bonds (see Note 18), the carrying amount is a reasonable approximation of fair value.

Derivative financial instruments
The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2017 and 2016. Contract or underlying principal amounts indicate the gross volume of business outstanding at the consolidated balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that use observable market inputs at December 31, 2017 and 2016.
	Contract or underlying principal amount		Positive fair values		Negative fair values

(USD millions)	2017	2016	2017	2016	2017	2016

Currency-related instruments
Forward foreign exchange rate contracts	8 410	8 220	31	230	– 107	– 116

Total derivative financial instruments included in marketable securities and in current financial debts	8 410	8 220	31	230	– 107	– 116

The following table shows by currency contract or underlying principal amount the derivative financial instruments at December 31, 2017 and 2016:
2017

(USD millions)	EUR	USD	Other	Total

Currency-related instruments
Forward foreign exchange rate contracts	2 768	4 361	1 281	8 410

Total derivative financial instruments	2 768	4 361	1 281	8 410

	2016

(USD millions)	EUR	USD	JPY	Other	Total

Currency-related instruments
Forward foreign exchange rate contracts	3 623	3 427	43	1 127	8 220

Total derivative financial instruments	3 623	3 427	43	1 127	8 220

Derivative financial instruments effective for hedge accounting purposes
At the end of 2017 and 2016, there were no open hedging instruments for anticipated transactions.
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of subjectivity associated with the inputs to derive fair valuation for these assets and liabilities, which are as follows:
The assets carried at Level 1 fair value are equity and debt securities listed in active markets.
The assets generally included in Level 2 fair value hierarchy are foreign exchange and interest rate derivatives and certain debt securities. Foreign exchange and interest rate derivatives are valued using corroborated market data. The liabilities generally included in this fair value hierarchy consist of foreign exchange and interest rate derivatives.
Level 3 inputs are unobservable for the asset or liability. The assets generally included in Level 3 fair value hierarchy are various investments in hedge funds and unquoted equity security investments. Contingent consideration carried at fair value is included in this category.

	2017

(USD millions)	Level 1	Level 2	Level 3	Valued at amortized cost	Total

Financial assets
Debt securities	303	25			328

Fund investments	34				34

Total available-for-sale marketable securities	337	25			362

Time deposits with original maturity more than 90 days				125	125

Derivative financial instruments		31			31

Accrued interest on debt securities				1	1

Total marketable securities, time deposits and derivative financial instruments	337	56		126	519

Available-for-sale financial investments	672		437		1 109

Fund investments			166		166

Contingent consideration receivables			394		394

Long-term loans and receivables from customers and finance lease, advances, security deposits				574	574

Financial investments and long-term loans	672		997	574	2 243

Associated companies at fair value through profit and loss	28		188		216

Contingent consideration receivables short-term			450		450

Financial liabilities
Contingent consideration payables			– 852		– 852

Other financial liabilities			– 72		– 72

Derivative financial instruments		– 107			– 107

Total financial liabilities at fair value		– 107	– 924		– 1 031

	2016

(USD millions)	Level 1	Level 2	Level 3	Valued at amortized cost	Total

Financial assets
Debt securities	284	22			306

Fund investments	31				31

Total available-for-sale marketable securities	315	22			337

Time deposits with original maturity more than 90 days				108	108

Derivative financial instruments		230			230

Accrued interest on debt securities				1	1

Total marketable securities, time deposits and derivative financial instruments	315	252		109	676

Available-for-sale financial investments	513		476		989

Fund investments			107		107

Contingent consideration receivables			586		586

Long-term loans and receivables from customers and finance lease, advances, security deposits				514	514

Financial investments and long-term loans	513		1 169	514	2 196

Associated companies at fair value through profit and loss			188		188

Financial liabilities
Contingent consideration payables			– 889		– 889

Other financial liabilities			– 129		– 129

Derivative financial instruments		– 116			– 116

Total financial liabilities at fair value		– 116	– 1 018		– 1 134

The analysis above includes all financial instruments including those measured at amortized cost or at cost.

The change in carrying values associated with Level 3 financial instruments using significant unobservable inputs during the year ended December 31 are set forth below:
	2017

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Available- for-sale financial investments	Contingent consideration receivables	Contingent consideration payables	Other financial liabilities

January 1	188	107	476	586	– 889	– 129

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	45		32	278	362

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	– 34		– 45		– 193	– 37

Fair value adjustments recognized in the consolidated statement of comprehensive income		45	– 40

Purchases	37	28	113		– 238

Cash receipts and payments				– 20	106	94

Disposals	– 19	– 18	– 52

Reclassification	– 29	4	– 47

December 31	188	166	437	844	– 852	– 72

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2017	11	0	– 13	278	169	– 37

	2016

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Available- for-sale financial investments	Contingent consideration receivables	Contingent consideration payables	Other financial liabilities

January 1	181	94	473	550	– 790	– 315

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	26		1	51		3

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	– 28	– 1	– 24		– 156

Fair value adjustments recognized in the consolidated statement of comprehensive income		14	– 8

Purchases	41	5	122		– 172

Cash receipts and payments				– 15	229	183

Disposals	– 3	– 5	– 18

Reclassification	– 29		– 70

December 31	188	107	476	586	– 889	– 129

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2016	– 2	– 1	– 23	51	– 156	3

During 2017, there were several individually non-significant transfers of available-for-sale financial investments from Level 3 to Level 1 for USD 73 million (2016: USD 75 million) mainly due to Initial Public Offerings of the invested companies.
Realized gains and losses associated with Level 3 available-for-sale marketable securities are recorded in the consolidated income statement under “Other financial income and expense” and realized gains and losses associated with Level 3 available-for-sale financial investments are recorded in the consolidated income statement under “Other income” or “Other expense”, respectively.
If the pricing parameters for the Level 3 input were to change for associated companies at fair value through profit and loss, equity securities, fund investments and available-for-sale financial investments by 10% positively or negatively, this would change the amounts recorded in the 2017 consolidated statement of comprehensive income by USD 79 million.

For the determination of the fair value of a contingent consideration various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the probability of success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The inputs are interrelated. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration.
If the most significant parameters for the Level 3 input were to change by 10% positively or negatively, or where the probability of success (POS) is the most significant input parameter 10% were added or deducted from the applied probability of success, for contingent consideration payables, other financial liabilities and contingent consideration receivables, this would change the amounts recorded in the 2017 consolidated income statement by USD 333 million and USD 322 million, respectively.
Nature and extent of risks arising from financial instruments
Market risk
Novartis is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of the investments of liquid funds. The Group actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is the Group’s policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures and to enhance the yield on the investment of liquid funds. It does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, the Group writes call options on assets it has, or writes put options on positions it wants to acquire and has the liquidity to acquire. The Group expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.
Foreign currency exchange rate risk
The Group uses the US dollar as its reporting currency. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Japanese and emerging market currencies. Fluctuations in the exchange rates between the US dollar and other currencies can have a significant effect on both the Group’s results of operations, including reported sales and earnings, as well as on the reported value of our assets, liabilities and cash flows. This, in turn, may significantly affect the comparability of period-to-period results of operations.
Because our expenditures in Swiss francs are significantly higher than our revenues in Swiss francs, volatility in the value of the Swiss franc can have a significant impact on the reported value of our earnings, assets and liabilities, and the timing and extent of such volatility can be difficult to predict. In addition, there is a risk that certain countries could take other steps that could significantly impact the value of their currencies.
The Group is exposed to a potential adverse devaluation risk on its intercompany funding and total investment in certain subsidiaries operating in countries with exchange controls. The most significant foreign exchange losses (USD 0.3 billion) occurred in Venezuela in 2016. The net outstanding intercompany payable balance of Venezuela subsidiaries was not significant at December 31, 2017 and at December 31, 2016, due to reserves against the intercompany balances.
The Group manages its global currency exposure by engaging in hedging transactions where management deems appropriate. Novartis may enter into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and foreign currency option contracts to hedge.
Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. The Group has designated a certain portion of its long-term euro-denominated straight bonds as hedges of the translation risk arising on certain of these net investments in foreign operations with euro functional currency. As of December 31, 2017, long-term financial debt with a carrying amount of EUR 1.8 billion (USD 2.2 billion) has been designated as a hedge instrument. During 2017, USD 237 million of unrealized loss was recognized in other comprehensive income and accumulated in currency translation effects in relation with this net investment hedge. The hedge remained effective since inception, and no amount was recognized in the consolidated income statement in 2017. During 2016 and 2015, the Group did not apply net investment hedge accounting.
Commodity price risk
The Group has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Group’s businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below the Group’s risk management tolerance levels. Accordingly, the Group does not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.

Interest rate risk
The Group addresses its net exposure to interest rate risk mainly through the ratio of its fixed-rate financial debt to variable rate financial debt contained in its total financial debt portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable interest rates.
Equity risk
The Group may purchase equities as investments of its liquid funds. As a policy, it limits its holdings in an unrelated company to less than 5% of its liquid funds. Potential investments are thoroughly analyzed. Call options are written on equities that the Group owns, and put options are written on equities that the Group wants to buy and for which cash is available.
Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, the Group periodically assesses country and customer credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate.
The Group’s largest customer accounted for approximately 17% of net sales, and the second-largest and third-largest customers accounted for 12% and 7% of net sales, respectively (2016: 16%, 12% and 6%, respectively; 2015: 14%, 11% and 5%, respectively). No other customer accounted for 5% or more of net sales in either year.
The highest amounts of trade receivables outstanding were for these same three customers and amounted to 14%, 9% and 5%, respectively, of the Group’s trade receivables at December 31, 2017 (2016: 14%, 9% and 6%, respectively). There is no other significant concentration of customer credit risk.
Counterparty risk
Counterparty risk encompasses issuer risk on marketable securities and money market instruments, credit risk on cash, time deposits and derivatives, as well as settlement risk for different instruments. Issuer risk is reduced by only buying securities that are at least A- rated. Counterparty credit risk and settlement risk are reduced by a policy of entering into transactions with counterparties (banks or financial institutions) that feature a strong credit rating. Exposure to these risks is closely monitored and kept within predetermined parameters. The limits are regularly assessed and determined based upon credit analysis, including financial statement and capital adequacy ratio reviews. In addition, reverse repurchasing agreements are contracted and Novartis has entered into credit support agreements with various banks for derivative transactions.
The Group’s cash and cash equivalents are held with major regulated financial institutions, the three largest ones hold approximately 20.2%, 15.0% and 12.7%, respectively (2016: 16.5%, 6.9% and 6.7%, respectively).
The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.
Liquidity risk
Liquidity risk is defined as the risk that the Group could not be able to settle or meet its obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. Novartis manages its liquidity risk on a consolidated basis according to business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility. Management monitors the Group’s net debt or liquidity position through rolling forecasts on the basis of expected cash flows.
Novartis has two United States commercial paper programs under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.3 billion) of unsecured commercial paper notes. Commercial paper notes totaling USD 2.3 billion under these three programs were outstanding as per December 31, 2017 (2016: USD 3.2 billion). Novartis further has a committed credit facility of USD 6.0 billion, entered into on September 23, 2015. This credit facility is provided by a syndicate of banks and is intended to be used as a backstop for the United States commercial paper programs. It matures in September 2020 and was undrawn as per December 31, 2017 and December 31, 2016.

The following table sets forth how management monitors net debt or liquidity based on details of the remaining contractual maturities of current financial assets and liabilities excluding trade receivables and payables as well as contingent considerations at December 31, 2017 and December 31, 2016:
2017

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities and time deposits	71	72	105	181	58	487

Commodities					106	106

Derivative financial instruments and accrued interest	7	19	6			32

Cash and cash equivalents	4 260	4 600				8 860

Total current financial assets	4 338	4 691	111	181	164	9 485

Non-current liabilities
Financial debt				– 9 849	– 13 375	– 23 224

Financial debt - undiscounted				– 9 893	– 13 519	– 23 412

Total non-current financial debt				– 9 849	– 13 375	– 23 224

Current liabilities
Financial debt	– 4 576	– 169	– 456			– 5 201

Financial debt - undiscounted	– 4 576	– 169	– 456			– 5 201

Derivative financial instruments	– 31	– 48	– 28			– 107

Total current financial debt	– 4 607	– 217	– 484			– 5 308

Net debt	– 269	4 474	– 373	– 9 668	– 13 211	– 19 047

	2016

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities and time deposits	32	126	110	124	53	445

Commodities					94	94

Derivative financial instruments and accrued interest	38	102	91			231

Cash and cash equivalents	5 907	1 100				7 007

Total current financial assets	5 977	1 328	201	124	147	7 777

Non-current liabilities
Financial debt				– 5 141	– 12 756	– 17 897

Financial debt - undiscounted				– 5 155	– 12 901	– 18 056

Total non-current financial debt				– 5 141	– 12 756	– 17 897

Current liabilities
Financial debt	– 5 099	– 250	– 440			– 5 789

Financial debt - undiscounted	– 5 099	– 250	– 440			– 5 789

Derivative financial instruments	– 15	– 72	– 29			– 116

Total current financial debt	– 5 114	– 322	– 469			– 5 905

Net debt	863	1 006	– 268	– 5 017	– 12 609	– 16 025

The consolidated balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

The Group’s contractual undiscounted potential cash flows from derivative financial instruments to be settled on a gross basis are as follows:
	2017

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	– 953	– 972	– 2 824	– 4 749

Potential inflows in various currencies - from financial derivative assets	928	948	2 778	4 654

2016

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	– 1 087	– 1 246	– 2 027	– 4 360

Potential inflows in various currencies - from financial derivative assets	1 109	1 287	2 051	4 447

Other contractual liabilities that are not part of management’s monitoring of the net debt or liquidity consist of the following items:
2017

(USD millions)	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current liabilities	– 113	– 507	– 1 765	– 3 859	– 6 244

Trade payables	– 5 169				– 5 169

2016

(USD millions)	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current liabilities	– 104	– 433	– 1 694	– 4 015	– 6 246

Trade payables	– 4 873				– 4 873

Capital risk management
Novartis strives to maintain a strong credit rating. In managing its capital, Novartis focuses on maintaining a strong balance sheet. Moody’s rated the Group as Aa3 for long-term maturities and as P-1 for short-term maturities and Standard & Poor’s had a rating of AA- for long-term maturities and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.
The debt/equity ratio increased to 0.38:1 at December 31, 2017, compared to 0.32:1 at the beginning of the year.
Value at risk
The Group uses a value at risk (VAR) computation to estimate the potential ten-day loss in the fair value of its financial instruments.
A ten-day period is used because of an assumption that not all positions could be undone in one day given the size of the positions. The VAR computation includes all financial assets and financial liabilities as set forth in the table on page 243, except trade receivables, income tax receivables and other current assets, contingent considerations, finance lease obligations, long-term loans and receivables from customers and finance lease, advances and security deposits and trade payables.

The VAR estimates are made assuming normal market conditions, using a 95% confidence interval. The Group uses a “Delta Normal” model to determine the observed interrelationships between movements in interest rates, stock markets and various currencies. These inter-relationships are determined by observing interest rate, stock market movements and forward foreign currency rate movements over a sixty-day period for the calculation of VAR amounts.
The estimated potential ten-day loss in the fair value of the Group’s foreign currency positions (including foreign exchange translation risk), the estimated potential ten-day loss of its equity holdings, and the estimated potential ten-day loss in fair value of its interest rate sensitive instruments (primarily financial debt and investments of liquid funds under normal market conditions) as calculated in the VAR model are the following:
(USD millions)	2017	2016

All financial instruments	498	541

Analyzed by components:
Instruments sensitive to foreign currency exchange rates	184	222

Instruments sensitive to equity market movements	27	26

Instruments sensitive to interest rates	242	328

The average, high, and low VAR amounts are as follows:
	2017

(USD millions)	Average	High	Low

All financial instruments	521	560	466

Analyzed by components:
Instruments sensitive to foreign currency exchange rates	277	352	184

Instruments sensitive to equity market movements	28	35	21

Instruments sensitive to interest rates	282	338	219

	2016

(USD millions)	Average	High	Low

All financial instruments	402	541	316

Analyzed by components:
Instruments sensitive to foreign currency exchange rates	203	245	147

Instruments sensitive to equity market movements	50	99	26

Instruments sensitive to interest rates	308	407	234

The VAR computation is a risk analysis tool designed to statistically estimate the potential ten-day loss from adverse movements in foreign currency exchange rates, equity prices and interest rates under normal market conditions. The computation does not purport to represent actual losses in fair value on earnings to be incurred by the Group, nor does it consider the effect of favorable changes in market rates. The Group cannot predict actual future movements in such market rates and it does not claim that these VAR results are indicative of future movements in such market rates or are representative of any actual impact that future changes in market rates may have on the Group’s future results of operations or financial position.
In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario on the marketable securities that are monitored by Group Treasury. For these calculations, the Group uses the six-month period with the worst performance observed over the past twenty years in each category. For 2017 and 2016, the worst case loss scenario was calculated as follows:
(USD millions)	2017	2016

All financial instruments	7	6

Analyzed by components:
Instruments sensitive to foreign currency exchange rates

Instruments sensitive to equity market movements

Instruments sensitive to interest rates	7	6

In the Group’s risk analysis, Novartis considered this worst case scenario acceptable as it could reduce income, but would not endanger the solvency or investment grade credit rating of the Group.

29. Discontinued operations
Discontinued operations consolidated income statement segmentation
	2015

(USD millions)	Vaccines	Consumer Health[1]	Corporate (including eliminations)	Total discontinued operations

Net sales to third parties of discontinued operations	145	456		601

Sales to continuing segments	18	1		19

Net sales of discontinued operations	163	457		620

Other revenues	18	5		23

Cost of goods sold	– 192	– 184		– 376

Gross profit of discontinued operations	– 11	278		267

Marketing & Sales	– 57	– 187		– 244

Research & Development	– 151	– 30		– 181

General & Administration	– 26	– 32		– 58

Other income	2 870	10 558	– 8	13 420

Other expense	– 57	– 14	– 656	– 727

Operating income of discontinued operations	2 568	10 573	– 664	12 477

Income from associated companies	2			2

Income before taxes of discontinued operations				12 479

Taxes				– 1 713

Net income of discontinued operations				10 766

[1] Consumer Health is the aggregation of the former OTC and Animal Health divisions.
The following are included in net income from discontinued operations:
(USD millions)	2015

Impairment charges on property, plant & equipment, net	83

Additions to restructuring provisions	– 1

Equity-based compensation of Novartis equity plans	– 65

30. Events subsequent to the December 31, 2017 consolidated balance sheet date
Significant transaction closed in January 2018
For significant transaction entered into in 2017 and closed in 2018, see Note 2.
Dividend proposal for 2017 and approval of the Group’s 2017 consolidated financial statements
On January 23, 2018, the Novartis AG Board of Directors proposed the acceptance of the 2017 consolidated financial statements of the Novartis Group for approval by the Annual General Meeting on March 2, 2018. Furthermore, also on January 23, 2018, the Board proposed a dividend of CHF 2.80 per share to be approved at the Annual General Meeting on March 2, 2018. If approved, total dividend payments would amount to approximately USD 6.7 billion (2016: USD 6.5 billion) using the CHF/USD December 31, 2017 exchange rate.

31. Principal Group subsidiaries and associated companies
The following table lists the principal subsidiaries controlled by Novartis and associated companies in which Novartis is deemed to have significant influence. It includes all subsidiaries and associated companies with Total assets or Net sales to third parties in excess of USD 25 million. The equity interest percentage shown in the table also represents the share in voting rights in those entities, except where explicitly noted.
As at December 31, 2017			Share capital [1]		Equity interest

Algeria
Société par actions SANDOZ	Algiers	DZD	650.0	m	100%

Argentina
Novartis Argentina S.A.	Buenos Aires	ARS	906.1	m	100%
Alcon Laboratorios S.A.	Buenos Aires	ARS	83.9	m	100%

Australia
Novartis Australia Pty Ltd	North Ryde, NSW	AUD	2		100%
Novartis Pharmaceuticals Australia Pty Ltd	North Ryde, NSW	AUD	3.8	m	100%
Sandoz Pty Ltd	North Ryde, NSW	AUD	11.6	m	100%
Alcon Laboratories (Australia) Pty Ltd	Frenchs Forest, NSW	AUD	2.6	m	100%

Austria
Novartis Austria GmbH	Vienna	EUR	1.0	m	100%
Novartis Pharma GmbH	Vienna	EUR	1.1	m	100%
Sandoz GmbH	Kundl	EUR	32.7	m	100%
EBEWE Pharma Ges.m.b.H Nfg. KG	Unterach am Attersee	EUR	1.0	m	100%

Bangladesh
Novartis (Bangladesh) Limited	Gazipur	BDT	162.5	m	60%

Belgium
N.V. Novartis Pharma S.A.	Vilvoorde	EUR	7.1	m	100%
N.V. Sandoz S.A.	Vilvoorde	EUR	19.2	m	100%
S.A. Alcon-Couvreur N.V.	Puurs	EUR	110.6	m	100%
N.V. Alcon S.A.	Vilvoorde	EUR	141 856		100%

Bermuda
Novartis Investment Ltd.	Hamilton	USD	12 000		100%
Novartis Securities Investment Ltd.	Hamilton	CHF	30 000		100%
Novartis Finance Services Ltd.	Hamilton	CHF	20 000		100%
Novartis B2 Ltd.	Hamilton	USD	12 000		100%
Novartis B3 Ltd.	Hamilton	USD	106 400		100%
Triangle International Reinsurance Limited	Hamilton	CHF	1.0	m	100%
Trinity River Insurance Co Ltd.	Hamilton	USD	370 000		100%

Brazil
Novartis Biociências S.A.	São Paulo	BRL	265.0	m	100%
Sandoz do Brasil Indústria Farmacêutica Ltda.	Cambé, PR	BRL	190.0	m	100%

Canada
Novartis Pharmaceuticals Canada Inc.	Dorval, Quebec	CAD	13.0	m	100%
Sandoz Canada Inc.	Boucherville, Quebec	CAD	80.8	m	100%
Alcon Canada Inc.	Mississauga, Ontario	CAD	2 500		100%
CIBA Vision Canada Inc.	Mississauga, Ontario	CAD	82 886		100%

Chile
Novartis Chile S.A.	Santiago de Chile	CLP	2.0	bn	100%
Alcon Laboratorios Chile Ltd.	Santiago de Chile	CLP	2.0	bn	100%

China
Beijing Novartis Pharma Co., Ltd.	Beijing	USD	30.0	m	100%
Novartis Pharmaceuticals (HK) Limited	Hong Kong	HKD	200		100%
China Novartis Institutes for BioMedical Research Co., Ltd.	Shanghai	USD	320.0	m	100%
Suzhou Novartis Pharma Technology Co., Ltd.	Changshu	USD	103.4	m	100%
Shanghai Novartis Trading Ltd.	Shanghai	USD	3.2	m	100%
Sandoz (China) Pharmaceutical Co., Ltd.	Zhongshan	USD	36.5	m	100%
Alcon Hong Kong Limited	Hong Kong	HKD	77 000		100%
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing	USD	60.0	m	100%

Colombia
Novartis de Colombia S.A.	Santafé de Bogotá	COP	7.9	bn	100%
Laboratorios Alcon de Colombia S.A.	Santafé de Bogotá	COP	20.9	m	100%

Croatia
Sandoz d.o.o. farmaceutska industrija	Zagreb	HRK	25.6	m	100%

Czech Republic
Novartis s.r.o.	Prague	CZK	51.5	m	100%
Sandoz s.r.o.	Prague	CZK	44.7	m	100%
Alcon Pharmaceuticals (Czech Republic) s.r.o.	Prague	CZK	31.0	m	100%

Denmark
Novartis Healthcare A/S	Copenhagen	DKK	14.0	m	100%
Sandoz A/S	Copenhagen	DKK	12.0	m	100%
Alcon Nordic A/S	Copenhagen	DKK	0.5	m	100%

Ecuador
Novartis Ecuador S.A.	Quito	USD	4.0	m	100%

Egypt
Novartis Pharma S.A.E.	Cairo	EGP	193.8	m	99.77%
Sandoz Egypt Pharma S.A.E.	New Cairo City	EGP	250 000		100%

Finland
Novartis Finland Oy	Espoo	EUR	459 000		100%

As at December 31, 2017			Share capital [1]		Equity interest

France
Novartis Groupe France S.A.	Rueil-Malmaison	EUR	103.0	m	100%
Novartis Pharma S.A.S.	Rueil-Malmaison	EUR	43.4	m	100%
Sandoz S.A.S.	Levallois-Perret	EUR	5.4	m	100%
Laboratoires Alcon S.A.S.	Rueil-Malmaison	EUR	12.9	m	100%

Germany
Novartis Deutschland GmbH	Wehr	EUR	155.5	m	100%
Novartis Business Services GmbH	Wehr	EUR	25 000		100%
Novartis Pharma GmbH	Nuremberg	EUR	25.6	m	100%
Novartis Pharma Produktions GmbH	Wehr	EUR	2.0	m	100%
Sandoz International GmbH	Holzkirchen	EUR	100 000		100%
1 A Pharma GmbH	Oberhaching	EUR	26 000		100%
HEXAL AG	Holzkirchen	EUR	93.7	m	100%
Salutas Pharma GmbH	Barleben	EUR	42.1	m	100%
Aeropharm GmbH	Rudolstadt	EUR	26 000		100%
Alcon Pharma GmbH	Freiburg im Breisgau	EUR	512 000		100%
CIBA Vision GmbH	Grosswallstadt	EUR	15.4	m	100%
WaveLight GmbH	Erlangen	EUR	6.6	m	100%

Gibraltar
Novista Insurance Limited	Gibraltar City	CHF	130.0	m	100%

Greece
Novartis (Hellas) S.A.C.I.	Metamorphosis/Athens	EUR	23.4	m	100%
Alcon Laboratories Hellas- Commercial and Industrial S.A.	Maroussi, Athens	EUR	5.7	m	100%

Hungary
Novartis Hungary Healthcare Limited Liability Company	Budapest	HUF	545.6	m	100%
Sandoz Hungary Limited Liability Company	Budapest	HUF	883.0	m	100%

India
Novartis India Limited	Mumbai	INR	140.7	m	73.4%
Novartis Healthcare Private Limited	Mumbai	INR	60.0	m	100%
Sandoz Private Limited	Mumbai	INR	32.0	m	100%
Alcon Laboratories (India) Private Limited	Bangalore	INR	1.1	bn	100%

Indonesia
PT. Novartis Indonesia	Jakarta	IDR	7.7	bn	100%
PT. CIBA Vision Batam	Batam	IDR	11.9	bn	100%

Ireland
Novartis Ireland Limited	Dublin	EUR	25 000		100%
Novartis Ringaskiddy Limited	Ringaskiddy, County Cork	EUR	2.0	m	100%
Alcon Laboratories Ireland Limited	Cork City	EUR	541 251		100%

Israel
Novartis Israel Ltd.	Petach Tikva	ILS	1 000		100%
Optonol Ltd.	Neve-Ilan	ILS	752 545		100%

Italy
Novartis Farma S.p.A.	Origgio	EUR	18.2	m	100%
Sandoz S.p.A.	Origgio	EUR	1.7	m	100%
Sandoz Industrial Products S.p.A.	Rovereto	EUR	2.6	m	100%
Alcon Italia S.p.A.	Milan	EUR	3.7	m	100%

Japan
Novartis Holding Japan K.K.	Tokyo	JPY	10.0	m	100%
Novartis Pharma K.K.	Tokyo	JPY	6.0	bn	100%
Ciba-Geigy Japan Limited	Tokyo	JPY	8.5	m	100%
Sandoz K.K.	Tokyo	JPY	100.0	m	100%
Alcon Japan Ltd.	Tokyo	JPY	500.0	m	100%

Luxembourg
Novartis Investments S.à r.l.	Luxembourg-Ville	USD	100.0	m	100%
Novartis Finance S.A.	Luxembourg-Ville	USD	100 000		100%

Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd.	Kuala Lumpur	MYR	3.3	m	100%
Alcon Laboratories (Malaysia) Sdn. Bhd.	Petaling Jaya	MYR	1.0	m	100%
CIBA Vision Johor Sdn. Bhd.	Kuala Lumpur	MYR	10.0	m	100%

Mexico
Novartis Farmacéutica, S.A. de C.V.	Mexico City	MXN	205.0	m	100%
Sandoz, S.A. de C.V.	Mexico City	MXN	468.2	m	100%
Alcon Laboratorios, S.A. de C.V.	Mexico City	MXN	5.9	m	100%

Morocco
Novartis Pharma Maroc SA	Casablanca	MAD	80.0	m	100%

Netherlands
Novartis Netherlands B.V.	Arnhem	EUR	1.4	m	100%
Novartis Pharma B.V.	Arnhem	EUR	4.5	m	100%
Sandoz B.V.	Almere	EUR	907 560		100%
Alcon Nederland B.V.	Arnhem	EUR	18 151		100%

New Zealand
Novartis New Zealand Ltd	Auckland	NZD	820 000		100%

As at December 31, 2017			Share capital [1]		Equity interest

Norway
Novartis Norge AS	Oslo	NOK	1.5	m	100%

Pakistan
Novartis Pharma (Pakistan) Limited	Karachi	PKR	3.9	bn	99.99%

Panama
Novartis Pharma (Logistics), Inc.	Panama City	USD	10 000		100%
Alcon Centroamerica S.A.	Panama City	PAB	1 000		100%

Philippines
Novartis Healthcare Philippines, Inc.	Manila	PHP	298.8	m	100%
Sandoz Philippines Corporation	Manila	PHP	30.0	m	100%

Poland
Novartis Poland Sp. z o.o.	Warszawa	PLN	44.2	m	100%
Sandoz Polska Sp. z o.o.	Warszawa	PLN	25.6	m	100%
Lek S.A.	Strykow	PLN	11.4	m	100%
Alcon Polska Sp. z o.o.	Warszawa	PLN	750 000		100%

Portugal
Novartis Portugal SGPS Lda.	Porto Salvo	EUR	500 000		100%
Novartis Farma - Produtos Farmacêuticos S.A.	Porto Salvo	EUR	2.4	m	100%
Sandoz Farmacêutica Lda.	Porto Salvo	EUR	499 900		100%
Alcon Portugal-Produtos e Equipamentos Oftalmológicos Lda.	Porto Salvo	EUR	4.5	m	100%

Romania
Novartis Pharma Services Romania S.R.L.	Bucharest	RON	3.0	m	100%
Sandoz S.R.L.	Targu-Mures	RON	105.2	m	100%
Alcon Romania S.R.L.	Bucharest	RON	10.8	m	100%

Russian Federation
Novartis Pharma LLC	Moscow	RUB	20.0	m	100%
Novartis Neva LLC	St. Petersburg	RUB	1.3	bn	100%
ZAO Sandoz	Moscow	RUB	57.4	m	100%
Alcon Farmacevtika LLC	Moscow	RUB	44.1	m	100%

Saudi Arabia
Saudi Pharmaceutical Distribution Co. Ltd.	Riyadh	SAR	26.8	m	75%

Singapore
Novartis (Singapore) Pte Ltd.	Singapore	SGD	100 000		100%
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd	Singapore	SGD	45.0	m	100%
Novartis Asia Pacific Pharmaceuticals Pte Ltd	Singapore	SGD	39.0	m	100%
Novartis Institute for Tropical Diseases Pte Ltd	Singapore	SGD	2 004		100%
Alcon Pte Ltd	Singapore	SGD	164 000		100%
Alcon Singapore Manufacturing Pte Ltd	Singapore	SGD	101 000		100%
CIBA Vision Asian Manufacturing and Logistics Pte Ltd.	Singapore	SGD	1.0	m	100%

Slovakia
Novartis Slovakia s.r.o.	Bratislava	EUR	2.0	m	100%

Slovenia
Lek Pharmaceuticals d.d.	Ljubjana	EUR	48.4	m	100%
Sandoz Pharmaceuticals d.d.	Ljubjana	EUR	1.5	m	100%

South Africa
Novartis South Africa (Pty) Ltd	Midrand	ZAR	86.3	m	100%
Sandoz South Africa (Pty) Ltd	Kempton Park	ZAR	3.0	m	100%
Alcon Laboratories (South Africa) (Pty) Ltd.	Midrand	ZAR	201 820		100%

South Korea
Novartis Korea Ltd.	Seoul	KRW	24.5	bn	98.55%
Sandoz Korea Ltd.	Seoul	KRW	17.8	bn	100%
Alcon Korea Ltd.	Seoul	KRW	33.8	bn	100%

Spain
Novartis Farmacéutica S.A.	Barcelona	EUR	63.0	m	100%
Sandoz Farmacéutica S.A.	Madrid	EUR	270 450		100%
Sandoz Industrial Products S.A.	Les Franqueses del Vallés / Barcelona	EUR	9.3	m	100%
Alcon Cusi S.A.	Barcelona	EUR	11.6	m	100%
Abadia Retuerta S.A.	Sardón de Duero/Valladolid	EUR	6.0	m	100%

Sweden
Novartis Sverige AB	Täby / Stockholm	SEK	5.0	m	100%

Switzerland
Novartis International AG	Basel	CHF	10.0	m	100%
Novartis Holding AG	Basel	CHF	100.2	m	100%
Novartis International Pharmaceutical Investment AG	Basel	CHF	100 000		100%
Novartis Bioventures AG	Basel	CHF	100 000		100%
Novartis Forschungsstiftung	Basel	--	--		100%
Novartis Stiftung für Kaderausbildung	Basel	--	--		100%
Novartis Mitarbeiterbeteiligungsstiftung	Basel	--	--		100%
Novartis Stiftung für Mensch und Umwelt	Basel	--	--		100%
Stiftung der Novartis AG für Erziehung, Ausbildung und Bildung	Basel	--	--		100%
Novartis Pharma AG	Basel	CHF	350.0	m	100%
Novartis International Pharmaceutical AG	Basel	CHF	100 000		100%
Novartis Pharma Services AG	Basel	CHF	20.0	m	100%
Novartis Pharma Schweizerhalle AG	Muttenz	CHF	18.9	m	100%
Novartis Pharma Stein AG	Stein	CHF	251 000		100%
Novartis Pharma Schweiz AG	Risch	CHF	5.0	m	100%
Sandoz AG	Basel	CHF	5.0	m	100%
Sandoz Pharmaceuticals AG	Risch	CHF	100 000		100%
Alcon Switzerland SA	Risch	CHF	100 000		100%
Alcon Pharmaceuticals Ltd.	Fribourg	CHF	200 000		100%
Roche Holding AG	Basel	CHF	160.0	m	33/6 [2]

As at December 31, 2017			Share capital [1]		Equity interest

Taiwan
Novartis (Taiwan) Co., Ltd.	Taipei	TWD	170.0	m	100%

Thailand
Novartis (Thailand) Limited	Bangkok	THB	302.0	m	100%
Alcon Laboratories (Thailand) Limited	Bangkok	THB	228.1	m	100%

Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S.	Istanbul	TRY	98.0	m	100%
Farmanova Saglik Hizmetleri Ltd. Sti.	Istanbul	TRY	6.7	m	100%
Sandoz Ilaç Sanayi ve Ticaret A.S.	Istanbul	TRY	165.2	m	99.99%
Sandoz Syntek Ilaç Hammaddeleri Sanayi ve Ticaret A.S.	Istanbul	TRY	46.0	m	100%
Sandoz Grup Saglik Ürünleri Ilaçlari Sanayi ve Ticaret A.S.	Gebze - Kocaeli	TRY	50.0	m	100%
Alcon Laboratuvarlari Ticaret A.S.	Istanbul	TRY	25.2	m	100%

United Arab Emirates
Novartis Middle East FZE	Dubai	AED	7.0	m	100%

United Kingdom
Novartis UK Limited	Frimley/Camberley	GBP	25.5	m	100%
Novartis Pharmaceuticals UK Limited	Frimley/Camberley	GBP	5.4	m	100%
Novartis Grimsby Limited	Frimley/Camberley	GBP	250.0	m	100%
Ziarco Group Limited	Frimley/Camberley	GBP	3 904		100%
Sandoz Limited	Frimley/Camberley	GBP	2.0	m	100%
Alcon Eye Care UK Limited	Frimley/Camberley	GBP	550 000		100%
Glaxosmithkline Consumer Healthcare Holdings Limited	Brentford, Middlesex	GBP	100 000		36.5%

United States of America
Novartis Corporation	East Hanover, NJ	USD	72.2	m	100%
Novartis Finance Corporation	New York, NY	USD	1 000		100%
Novartis Capital Corporation	New York, NY	USD	1		100%
Novartis Services, Inc.	East Hanover, NJ	USD	1		100%
Novartis US Foundation	New York, NY	--	--		100%
Novartis Pharmaceuticals Corporation	East Hanover, NJ	USD	5.2	m	100%
Novartis Institutes for BioMedical Research, Inc.	Cambridge, MA	USD	1		100%
Corthera, Inc.	San Mateo, CA	USD	1		100%
CoStim Pharmaceuticals Inc.	Cambridge, MA	USD	1		100%
Encore Vision, Inc.	New York, NY	USD	1		100%
Navigate BioPharma Services, Inc.	Wilmington, NC	USD	100		100%
Reprixys Pharmaceuticals Corporation	Oklahoma City, OK	USD	1		100%
Spinifex Pharmaceuticals, Inc.	Wilmington, NC	USD	1		100%
Novartis Institute for Functional Genomics, Inc.	San Diego, CA	USD	1 000		100%
Sandoz Inc.	Princeton, NJ	USD	25 000		100%
Fougera Pharmaceuticals Inc.	Melville, NY	USD	1		100%
Eon Labs, Inc.	Princeton, NJ	USD	1		100%
Alcon Laboratories, Inc.	Fort Worth, TX	USD	1 000		100%
Alcon Refractivehorizons, LLC	Fort Worth, TX	USD	10		100%
Alcon Research, Ltd.	Fort Worth, TX	USD	12.5		100%
Alcon Lensx, Inc.	Aliso Viejo, CA	USD	1		100%
Alcon Laboratories Holding Corporation	Fort Worth, TX	USD	10		100%
Novartis Vaccines and Diagnostics, Inc.	Cambridge, MA	USD	3		100%
ClarVista Medical, Inc.	Aliso Viejo, CA	USD	1		100%
Transcend Medical, Inc.	Menlo Park, CA	USD	1		100%

Venezuela
Novartis de Venezuela, S.A.	Caracas	VEF	1.4	m	100%
Alcon Pharmaceutical, C.A.	Caracas	VEF	5.5	m	100%

In addition, the Group is represented by subsidiaries and associated companies in the following countries: Bosnia/Herzegovina, Bulgaria, Dominican Republic, Guatemala, Kenya, Latvia, the Former Yugoslav Republic of Macedonia, Nigeria, Peru, Puerto Rico, Ukraine and Uruguay

[1] Share capital may not reflect the taxable share capital and does not include any paid-in surplus
[2] Approximately 33% of voting shares; approximately 6% of total net income and equity attributable to Novartis
m = million; bn = billion